DELIVERING SOLUTIONS, CHANGING THE WORLD.



2021 NOTICE OF ANNUAL MEETING
OF STOCKHOLDERS AND PROXY STATEMENT



STUART J. B. BRADIE
President and Chief Executive Officer
April 5, 2021

Dear KBR, Inc. Stockholders,

I'm proud to say that 2020 was a year of positive change and significant achievement at KBR. Our success is owed to our amazing people — our ONE KBR team of teams — and this year's Proxy Statement is a testament to their resilience, perseverance and commitment.

When the pandemic struck, we stayed focused and accelerated our long-term business strategy to reimagine how we deliver. This has been a years-long strategic shift into a more forward-leaning, technology-driven, agile business that is highly differentiated in its capabilities and domain expertise and well positioned in attractive growing markets.

We responded rapidly and decisively to the threat of COVID-19 and seamlessly transitioned the company to remote working and virtual solution delivery to minimize interruptions for our customers. We substantially de-risked our business and built resilience by exiting commoditized services and investing in innovative, sustainable propriety technology and intellectual property (IP), particularly in our Sustainable Technology Solutions business.

We completed the acquisition of Centauri, the largest in company history, which has moved us into intelligence and military-space at scale. And we have successfully organized our business into five core areas that support organic growth in key megatrends, such as national security and defense priorities, climate change, near-peer threats, carbon emissions reduction, and digitalization and automation.

In short, we continued executing on our strategic vision and accelerated our evolution into a higher-end, solutions-oriented government services company with a leading-edge "green" technology IP arm. The result was another year of operational excellence and strong financial performance.

Revenues, adjusted EBITDA, adjusted EPS and operating cash flow all increased over the previous year. We reported a 95% recompete win rate in our Government Solutions (GS) US business and double-digit revenue growth in the Defense & Intel and Science & Space GS business units. Our book-to-bill gained momentum throughout the year, and we achieved 1.2x in GS and 1.4x in Technology Solutions. And I'm proud to say there's work in the pipeline.

But all of that is just a glimpse of what KBR achieved in 2020. The larger story is one of a broad and significant cultural shift we've experienced, with people and our commitment to sustainability at the center.

At KBR, people are the heart of everything we do. Every day, our people are doing great things, and those things — the solutions we deliver and the expertise we provide — matter to the rest of the world. That's why it's important to be a company that is people-focused.

Last year, we were pleased to welcome Jenni Myles to KBR as our Chief People Officer and member of our executive leadership team. In relatively short time, Jenni's commitment to our people-centric vision has made a substantial impact. We've experienced organic cultural growth across the company, including the founding of new employee resource groups, such as Pride & Allies, an employee-driven group that supports the LGBTQ+ community.

> › Continued executing on our strategic vision and accelerated our evolution into a higher-end, solutions-oriented government services company with a leading-edge "green" technology IP arm;

> › Worked to protect the safety and welfare of our people and those we serve;

> › Finalized our comprehensive sustainability agenda and broadened our industry-leading Zero Harm safety culture to include our social and environment sustainability efforts;

> › Increased revenues, adjusted EPS and operating cash flow compared to 2020;

> › Achieved a 95% recompete win rate in our Government Solutions (GS) US business and double-digit revenue growth in the Defense & Intel and Science & Space GS business units;

> › Gained momentum in our book-to-bill, with 1.2x in GS and 1.4x in Technology Solutions, and entered 2021 with a strong pipeline

We enhanced our employee support program, which provides KBR employees and their families with a suite of resources for proactively taking charge of overall health and well-being. Across the company, mental well-being and fitness have become a central focus and we launched the Well-being Ambassadors program — individuals trained to provide confidential support and guidance to colleagues — with plans for expansion in 2021. This is all part of an extensive, data-driven people strategy we've developed that will help ensure we are always becoming a more inclusive, diverse and supportive company that attracts and nurtures the world's best talent, while also helping us accomplish our business objectives and meet our sustainability goals.



Sustainability permeates everything we do at KBR. Climate change, energy transition, circular economies — these are the complexities of our time, and KBR is positioned to take the lead internationally through our IP, our domain expertise and our strong commitment to sustainability.

We also finalized our comprehensive sustainability agenda — based on firm environmental, social and governance (ESG) goals — and broadened our industry-leading Zero Harm safety culture to include our social and environmental sustainability efforts. This commitment means doing what's right for our planet, our people and our communities. But ESG means more than just being a good corporate citizen. We're developing technologies that help our customers meet their sustainability goals as well. These include groundbreaking plastics recycling technology that keeps plastics out of oceans and landfills, converts them to oil and other usable products, and promotes a true circular economy. And through our decades of expertise in decarbonization, we're helping governments and companies around the world build roadmaps to new, clean forms of energy and more sustainable futures for their people.

I'm proud to say that we're also walking our talk and leading by example internally. We've reduced emissions and increased energy efficiency in our operations. Despite global events, we've still been making a positive difference in our communities through philanthropic giving and active engagement. And we announced carbon neutrality in 2019 and our longer-term plans for net-zero emissions by 2030.

All of this would have been a giant leap forward for any company in a normal year. To think that we accomplished all this during a global crisis is staggering. This year, our Investor Relations event was themed **Future Forward**. After reading this, I hope you can see why. Our performance reflects KBR's strong strategic

● During the height of the pandemic, KBR President and CEO Stuart Bradie regularly checked in with employees and shared tips for maintaining physical and mental well-being in a vlog series called "In Touch." In one episode, he talked about the value of hobbies during lockdown and showed off one of his own — cooking for his family.

vision, excellence of execution and the company's movement further into attractive, growing markets. And it reflects the dedication of our employees.

I would like to thank Jim Blackwell for his invaluable service as a member of our Board of Directors for almost seven years. Jim has served on every Board committee since his appointment in August 2014, and he currently serves as the Chairman of our Nominating and Corporate Governance Committee. I am grateful for Jim's contributions to KBR during his tenure and wish him all the best in his retirement.

Finally, we believe that open and transparent communication with our stockholders and other stakeholders is vital to our corporate governance practices. We value your views and encourage you to vote. You may do so promptly via telephone or internet, or you may

mail your completed and signed voting card. On behalf of the KBR Board of Directors, I thank you for being a KBR stockholder and for your continued support.

Sincerely,



Notice of Annual Meeting of Stockholders

We invite you to attend KBR's virtual annual stockholders' meeting and act upon the following matters:

1. Elect as directors the eight nominees named in the attached proxy statement.
2. Consider and act upon an advisory vote to approve the named executive officer compensation as described in the Compensation Discussion and Analysis.
3. Ratify the appointment of KPMG LLP as the independent registered public accounting firm to audit KBR's consolidated financial statements for the year ending December 31, 2021.
4. Approve the Amended and Restated KBR, Inc. 2006 Stock and Incentive Plan.
5. Transact any other business that properly comes before the meeting or any adjournment or postponements of the meeting.

The Proxy Statement that follows describes these items.

By Order of the Board of Directors, April 5, 2021



Adam Kramer
Vice President, Corporate Secretary & Sustainability


Place
The Annual Meeting will be completely virtual and only conducted via live webcast at virtualshareholdermeeting.com /KBR2021. There will be no physical meeting location.


When
Wednesday
May 19, 2021


Time
9:00 a.m.
Central Daylight Time

Record Date

Friday, March 26, 2021, at the close of business, is the record date for determination of stockholders entitled to cast votes for the virtual Annual Meeting and at any adjournment or postponement of the meeting.

How to Vote

 Via the Internet at proxyvote.com[(1)]

 Call toll-free (US/Canada) at 1-800-690-6903[(1)]

 Mail your signed proxy card no later than May 11, 2021.

 Virtually at the Annual Meeting through virtualshareholdermeeting.com /KBR2021. See page 92 for instructions.

CHECK OUT OUR 2021 NOTICE OF ANNUAL STOCKHOLDER MEETING, ONLINE PROXY STATEMENT, ANNUAL REPORT AND SUSTAINABILITY REPORT AT:

proxyvote.com

kbr.com/proxy

kbr.com/annualreport

kbr.com/ sustainabilityreport

---

(1) *If you hold your shares through a broker or bank (as opposed to directly with KBR), check with your broker or bank to see if telephone or Internet voting is available to you. Voting via the Internet or toll-free call can be done until 11:59 p.m. EDT the day before the meeting date.*

Proxy Summary

This summary highlights information in this proxy statement. For more information about these topics, we encourage you to review the complete proxy statement before you vote.

Proposals Requiring Your Vote

1 Election of Directors to the Board | Board Recommends **FOR** EACH NOMINEE | P.16

2 Advisory Vote to Approve the Named Executive Officer Compensation | Board Recommends **FOR** | P.42

3 Ratify KPMG LLP as the Independent Registered Public Accounting Firm | Board Recommends **FOR** | P.82

4 Approve the Amended and Restated KBR, Inc. 2006 Stock and Incentive Plan | Board Recommends **FOR** | P.84

About KBR

Our Vision

We bring together the best and brightest to deliver technology and solutions that help our customers accomplish their most critical missions and objectives. In doing so, we strive to create a better, safer and more sustainable world.

 **29,000**
EMPLOYEES WORLDWIDE
Excluding joint ventures as of December 31, 2020

 **$5.8B**
2020 REVENUE

Our Global Footprint

We deliver science, technology and engineering solutions to governments and companies around the world. The map below shows our office and project locations at the end of 2020, as well as the markets in which we did business.

Federal & Civilian

Energy & Chemicals

Aerospace & Defense

Intel & Data Science

HQ

● KBR Operations
● Joint Ventures

Customers in More Than **80** Countries and Operations in **40** Countries

Business Highlights

Stuart Bradie, President and CEO of KBR, said, *"2020 was a year of significant achievement for KBR, as we successfully advanced our long-term vision. We accelerated growth into attractive markets with the Centauri acquisition, strategically focused our commercial portfolio toward clean, sustainable solutions, and significantly advanced our corporate ESG and sustainability strategy."*

Completed Strategic Centauri Acquisition

LARGEST ACQUISITION IN COMPANY HISTORY.
ACCELERATED KBR INTO NATIONAL SECURITY MISSIONS
AT SCALE IN GROWING AREAS INCLUDING MILITARY SPACE,
INTELLIGENCE, CYBER ANALYTICS AND EMERGING TECHNOLOGIES
SUCH AS DIRECTED ENERGY AND MISSILE DEFENSE.

COVID-19 RESPONSE

SEAMLESSLY TRANSITIONED KBR TO REMOTE WORKING
AND VIRTUAL SOLUTION DELIVERY
TO MINIMIZE INTERRUPTIONS
FOR OUR CUSTOMERS

95%
RECOMPETE WIN RATE IN OUR
GOVERNMENT SOLUTIONS US BUSINESS

23%
REVENUE GROWTH IN OUR
DEFENSE & INTEL BUSINESS

12%
REVENUE GROWTH IN OUR
SCIENCE & SPACE BUSINESS

Advanced Our Sustainability Focus

LINKED ACHIEVEMENT OF ESG GOALS TO EXECUTIVE COMPENSATION.
POSITIONED SUSTAINABLE TECHNOLOGY SOLUTIONS
FOR GROWTH IN ATTRACTIVE AREAS SUCH AS
ENERGY TRANSITION, DIGITAL OPERATING SOLUTIONS
AND CIRCULAR ECONOMY TECHNOLOGIES.

1.2x
BOOK-TO-BILL
IN OUR GOVERNMENT
SOLUTIONS BUSINESS
SEGMENT

1.4x
BOOK-TO-BILL
IN OUR TECHNOLOGY
SOLUTIONS BUSINESS
SEGMENT



Members of KBR's Executive Leadership Team, including President Byron Bright, CEO Stuart Bradie and SVP Pete Green, met with National Security Technologies Group (formerly Centauri) SVP Dave Dzaran at the company's high bay facility in Huntsville, Alabama.

Financial Highlights

"Revenues, adjusted EBITDA, adjusted EPS and operating cash flow all increased over the previous year," explained Mr. Bradie.

Mr. Bradie remarked, *"Our strong financial performance tells only part of a larger story. To accomplish what we did in 2020 would have been remarkable in a normal year. To know that we did it all in the midst of a global pandemic is staggering. At no point did we let world events slow us down. In fact, we leaned in, moved fast and used the situation to accelerate our long-term business strategy. And that is thanks to the focus, determination and excellence of our people."*

REVENUE
2019	$5,639MM
2020	$5,767MM +2.3%

EARNINGS PER SHARE
2019	$1.41
2020	-$0.51 -136.2%

ADJUSTED EBITDA*
2019	$471MM
2020	$478MM +1.5%

OPERATING CASH FLOW
2019	$256MM
2020	$367MM +43.4%

ADJUSTED EARNINGS PER SHARE**
2019	$1.69
2020	$1.73 +2.4%

146%
NET INCOME TO OPERATING CASH CONVERSION

* EBITDA reflects our earnings before interest income/expense, income taxes, other non-operating income/expense, and depreciation and amortization. Adjusted EBITDA excludes certain amounts included in EBITDA. While our 2020 EBITDA decreased from 2019 mainly due to restructuring and impairment charges taken in 2020, our 2020 Adjusted EBITDA excluding these charges and other items increased from 2019. A reconciliation of net income to Adjusted EBITDA is provided on the last page of this proxy statement.

** EPS reflects our net income divided by the outstanding shares of our common stock. Adjusted EPS excludes certain amounts included in diluted EPS. While our 2020 EPS decreased from 2019 mainly due to restructuring and impairment charges taken in 2020, our 2020 Adjusted EPS excluding these charges and other items increased from 2019. A reconciliation of EPS to Adjusted EPS is provided on the last page of this proxy statement.

DIVIDENDS PAID OUT IN 2020

 **$54MM**

1-YEAR TSR RANKING AMONG TSR PEER GROUP

2018	2019	2020
2ND	**2ND**	**9TH**



● On March 22, 2021, CEO Stuart Bradie (pictured in the bottom right square from Leatherhead, UK) and CFO Mark Sopp (pictured in the bottom middle square from Houston, TX) joined employees in the US, UK and India in celebrating KBR's 15th anniversary of trading on the New York Stock Exchange.

Sustainability Highlights

In 2020, we widened our sustainability themes to cover ten pillars, five across social impact and five across environmental. Our approach to growing a prosperous business and governing with purpose is underpinned by these pillars. As members of the UN Global Compact, we have aligned the business strategy and these ten pillars with the Sustainable Development Goals, based on the Global Compact's principles-based approach.

KBR significantly increased its client offerings in 2020 by providing innovative solutions and opportunities around sustainable solutions. We worked, for example, with large-scale clients and policymakers across the globe to develop roadmaps for low-carbon economies. We restructured the business to allow more focus on sustainability technology solutions such as carbon capture, green ammonia technology, digitalization, and operational efficiencies across our client base.

KBR's Ten Sustainability Pillars have been specifically designed to help us respond to rapid changes in key markets, such as energy transition, and build resiliency for responding to global crises, such as the pandemic; the physical risks that climate change will bring about; and geopolitical instability in the areas where we operate. The objective is to remain agile and resilient and to build a stable business that can withstand and persevere through these crises over the long term, thereby creating a 'sustainable' business.

More information on our sustainability focus is provided on page 34.

Net-Zero Carbon Emissions by 2030

ACHIEVED CARBON NEUTRALITY IN 2019 AND COMMITTED TO MAINTAIN CARBON NEUTRALITY UNTIL WE ACHIEVE NET-ZERO CARBON EMISSIONS NO LATER THAN 2030

Launched K-GreeN™ Green Ammonia Process

AN END-TO-END GREEN AMMONIA SOLUTION TO ENABLE NEAR-TERM ENERGY TRANSITION AND A LONG-TERM HYDROGEN FUTURE

Key Pandemic Protocols Developed and Deployed Globally

KEY BEHAVIORS WERE BASED ON BEST PRACTICE WITH ADVICE FROM THE CENTERS FOR DISEASE CONTROL AND PREVENTION, EUROPEAN CENTRE FOR DISEASE PREVENTION AND CONTROL, AND WORLD HEALTH ORGANIZATION

Mura Technology Alliance Agreement

TO BE THE EXCLUSIVE LICENSING PARTNER FOR MURA'S INNOVATIVE ADVANCED PLASTIC RECYCLING PROCESS

Reporting Aligned with SASB, TCFD and GRI Frameworks

OUR 2019 SUSTAINABILITY & CORPORATE RESPONSIBILITY REPORT APPLIED THE SUSTAINABILITY ACCOUNTING STANDARDS BOARD (SASB), TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURE (TCFD) AND THE GLOBAL REPORTING INITIATIVE (GRI) STANDARDS

Global Mental Health and Wellbeing Committee

ROLLED OUT WELLBEING AMBASSADOR PROGRAMS, BEGINNING IN THE UK AND AUSTRALIA

KBR TOTAL RECORDABLE INCIDENT RATE
(Per 200,000 work hours)

79%

TRIR decrease since our CEO introduced Zero Harm in 2014



| 0.418 | 0.279 | 0.237 | 0.215 | 0.191 | 0.125 | 0.088 |
| 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 |

30%

TRIR IMPROVEMENT FROM 2019

Online Global One Ocean Program

TOOK OUR GLOBAL ONE OCEAN PROGRAM ONLINE TO REACH SCHOOLS REMOTELY AND PARTNERED WITH ENVIRONMENTAL ORGANIZATIONS TO TEACH OVER 1,000 STUDENTS



As part of KBR's commitment to sustainability for the environment, KBR young professionals in IMPACT Houston spent the day volunteering with Galveston Bay Foundation in Baytown, TX as part of the company's One Ocean initiative. The team helped pot 225 marsh grass plants and assemble more than 80 wetland water quality kits for students in the local area.

Information About the Board of Directors

The KBR Board of Directors is currently composed of nine directors with an extensive variety of skills, expertise and experience who guide and support our strategy to create long-term value for our stockholders and other stakeholders. All of our directors are independent except Mr. Bradie, our CEO.



KBR's Board of Directors from left: Jack Moore, Lynn Dugle, James Blackwell, Umberto della Sala, General Lester Lyles, USAF (Ret.), Stuart Bradie, Ann Pickard, Lt. General Wendy Masiello, USAF (Ret.), and Mark Baldwin.


65
AVERAGE AGE
2021
Tenure
2
5
2
0-3 yrs
4-8 yrs
>8 yrs
6 years Average Tenure
Gender
33% Women
3 Women
Race/ Ethnicity
8 White/ Caucasian
1 African American
Global
7 American
2 European
2 GENERALS
SEVEN STARS COMBINED

	Committee Meeting Attendance Rate	Other Public Company Boards	Age	Director Since	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Sustainability and Corporate Responsibility Committee
Mark E. Baldwin (Audit Committee Financial Expert)	100%	2	67	2014	Chairperson			Member
James R. Blackwell	100%	0	62	2014		Member	Chairperson	
Stuart J. B. Bradie	100%	0	54	2014				
Lynn A. Dugle (Audit Committee Financial Expert)	95%	3	61	2020	Member		Member	
Lester L. Lyles (Chairman of the Board)	98%	0	74	2007		Member	Member	
Wendy M. Masiello (Audit Committee Financial Expert)	100%	0	62	2017	Member			Member
Jack B. Moore	95%	2	67	2012		Chairperson	Member	
Ann D. Pickard (Audit Committee Financial Expert)	93%	2	65	2015	Member			Chairperson
Umberto della Sala	100%	0	72	2015		Member		Member
Number of Meetings					10	8	4	2
Aggregate Attendance					97%	97%	100%	100%

● Chairman of the Board ● Chairperson ● Member ⊞ Audit Committee Financial Expert



● KBR's Leatherhead team organized a charity football (soccer) tournament to raise more than £2,000 for local charities.

Governance Highlights

Our Board of Directors believes that good corporate governance and transparent communication with our stockholders and other stakeholders are essential for KBR's long-term success.

Focus on Accountability

l Annual director elections with majority voting standards

l Annual Board governance review including investor reviews and feedback

l Periodic independent director meetings with investors

l Downward discretion applied to the safety performance metric payouts of the 2017 and 2018 short-term incentive ("STI") plans

l Downward discretion applied to the 2019 STI plan payouts of certain of our Named Executive Officers ("NEOs") responsible for internal controls over financial reporting

l Downward discretion applied to the 2020 STI plan payouts of all of our NEOs to take a One KBR approach to align their payout percentage with that of all other employees

l Responsive action taken after disappointing "say-on-pay" vote at the 2019 Annual Meeting and subsequent stockholder outreach, resulting in a significantly improved say-on-pay vote at the 2020 Annual Meeting

l Increased Environmental, Social and Governance ("ESG") focus and enhanced disclosures in KBR's Corporate Sustainability Report

l Linked 10% of NEOs' 2021 STI plan payout opportunity to ESG performance

Independent and Engaged Board

l Significant knowledge of KBR's industries and markets

l Annual Board visits to KBR businesses or project sites

l Annual assessment of Board leadership structure



INDEPENDENT CHAIRMAN



24
INDEPENDENT BOARD COMMITTEE MEETINGS



15
EXECUTIVE SESSIONS HELD IN 2020 WITHOUT MANAGEMENT PRESENT



33%
ROTATION OF ALL BOARD COMMITTEE MEMBERSHIPS AND CHAIRMEN OVER THE PAST THREE YEARS



TOTAL YEARS OF INDUSTRY EXPERIENCE

GOVERNMENT — 115

SPACE — 40

TECHNOLOGY — 67

ENGINEERING — 107

ENERGY — 140

Compensation Highlights

Our compensation program links pay to performance to align our senior executives' interests with those of our stockholders. Consistent with our business strategy, our senior executives' individual Key Performance Indicators ("KPIs") are focused on growth and expansion, reducing costs, and increasing efficiencies and cash flow performance. The Compensation Committee set rigorous targets for 2020 for both the short-term incentive ("STI") and long-term incentive ("LTI") plans.

STRONG LINK BETWEEN PAY AND PERFORMANCE

To emphasize the link between pay and Company performance, our Compensation Committee made changes in 2020 to the metrics of our STI plan. These metrics remained a strong reflection of our pay-for-performance strategy this year. The changes were to:

l   Increase the EPS metric weighting from 40% to 45%.

l   Increase the Operating Cash Flow metric weighting from 20% to 25%.

l   Decrease the individual KPIs weighting from 30% to 20%.

LISTENING TO STOCKHOLDERS' FEEDBACK

In response to our stockholders' comments, our Compensation Committee:

l   Amended our 2020 Cash Performance Awards payable under the KBR Stock and Incentive Plan with respect to our senior executives to settle in stock rather than in cash for the 50% portion that is based on relative total stockholder return ("TSR"). The increase in stock-settled awards ensures executives have a large stake in the long-term financial success of the Company that is aligned with stockholder interests.

DOWNWARD DISCRETION APPLIED TO SHORT-TERM INCENTIVE AWARD PAYOUTS

Due to a challenging year during which KBR implemented reductions in force and pay sacrifices, our Compensation Committee:

l   Applied downward discretion to reduce the 2020 STI payout percentage of our NEOs by 63.9 percentage points to 90% (approximately 60.2 percentage points to 93.7% for Mr. Ibrahim) to align their 2020 STI payout percentages with those of all other employees. The downward discretion, which was supported by our senior executive management, was applied uniformly to all 2020 STI payout awardees, with a few exceptions, to reinforce the One KBR value that "We Are a Team of Teams." Mr. Ibrahim received a slightly higher 2020 STI payout percentage in recognition of his exceptional performance as well as the positive outcome with respect to restructuring KBR's Technology and Energy businesses into the Sustainable Technology Solutions business segment.

CEO RECEIVED HIS THIRD PAY INCREASE DURING HIS 6-YEAR TENURE

Aligned with our rigorous Executive Compensation program, our CEO's base salary has increased only three times since he was appointed in 2014 to reward him for his demonstrated success at:

l   Positioning KBR for long-term growth by aligning and expanding our businesses.

l   Increasing Company performance and stockholder value.

l   Driving cultural change to emphasize the importance of our people, their safety and inclusion in advancing KBR.

Corporate Governance

Supporting every U.S. astronaut since 1968, KBR pioneers state-of-the-art medical solutions to optimize human performance in space. This includes preparing and maintaining crew health before, during and after flight, and throughout contingency and emergency situations. KBR also provides sustainment engineering and maintenance for astronaut Extravehicular Mobility Unit spacesuits and Extravehicular Activity space tools.

Proposal No. 1 — Election of Directors

At our 2021 Annual Meeting of Stockholders, eight directors are to be elected to hold office until the 2022 Annual Meeting of Stockholders. All directors are elected annually, with each nominee standing for election to a one-year term. The members of our Board of Directors hold office until their successors are elected and qualified or until their earlier resignation or removal. Mr. James R. Blackwell has elected to retire and is not standing for re-election.

Each nominee has indicated a willingness to serve, if elected. If any nominee declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election, the proxies may be voted for such substitute nominee as the Board of Directors may designate. We have no reason to believe that any of the nominees will be unable to serve if elected. Directors are elected by a majority of votes cast (the number of shares voted "For" a candidate must exceed the number of shares voted "Against" the candidate). Shares present but not voting on the election of directors will be disregarded, except for quorum purposes, and will have no effect on the outcome of the vote.

Our Board

A top priority of our Board and Nominating and Corporate Governance Committee is ensuring that our Board of Directors is composed of directors who:

l   bring a variety of skills relevant to our business,

l   provide expertise that is useful to KBR and complementary to the background and experience of other Board members, and

l   effectively represent the long-term interests of our stockholders.

As shown below, the incumbent directors have a wide range of skills and experience that enable the Board to effectively oversee management and the business of KBR.



6

FINANCIAL EXPERIENCE

An understanding of finance, financial statements and financial reporting processes is an important skillset enabling our directors to better understand what drives KBR's performance and foresee the likely strategic outcomes of board decisions.



9

LEADERSHIP

Experience in significant executive leadership positions is essential to guide and direct our leaders and strategically help move KBR forward.



9

RISK MANAGEMENT

Experience with risk management is critical to foster an environment where risk management is an integral component of our strategy, culture and business operations and to ensure that policies and procedures are designed and implemented that are consistent with our risk appetite.



9

INDUSTRY EXPERIENCE

Having significant industry experience is essential in understanding KBR's risks and opportunities, regulatory environment and key industry players in order to effectively shape and advance our strategy.



4

GOVERNMENT

Directors with government contracting and operational experience play a significant role in supporting our strategic shift to diversify and expand our government business.



9

GLOBAL EXPERIENCE

Diverse global experience is critical to enable KBR to strategically leverage our global footprint and respond quickly to changes in global markets.

 The Board of Directors recommends that you **vote FOR** the election of all the director nominees listed below. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless stockholders specify otherwise.

The following biographical information about the director nominees is correct as of March 26, 2021.

Nominees for Director



MARK E. BALDWIN

Age: 67 | **Director since:** 2014

Board Committees: Audit Committee (Chair) and Sustainability and Corporate Responsibility Committee

Other Public Company Boards: Nine Energy Service, Inc. (Audit Chair) and TETRA Technologies, Inc. (Audit Chair)

Key Qualifications and Skills:

Prior Business Experience

- Executive Vice President and Chief Financial Officer of Dresser-Rand Group, Inc.
- Executive Vice President, Chief Financial Officer, and Treasurer of Veritas DGC Inc.
- Operating Partner at First Reserve Corporation
- Executive Vice President and Chief Financial Officer for NextiraOne
- Chairman of the Board and Chief Executive Officer for Pentacon Inc.
- Variety of finance and operations positions with Keystone International Inc., including Treasurer, Chief Financial Officer, and President of the Industrial Valves and Controls Group

Education

- B.S. (Mechanical Engineering), Duke University
- M.B.A., Tulane University
- Graduate of the Stanford Executive Program



STUART J. B. BRADIE

Age: 54 | **Director since:** 2014

Board Committees: None

Other Public Company Boards: None

Key Qualifications and Skills:

Prior Business Experience

- President and Chief Executive Officer, KBR, Inc. (since 2014)
- Group Managing Director — Operations and Delivery for WorleyParsons
- Managing Director across Europe, Africa, Asia and the Middle East for WorleyParsons
- Managing Director for PT Kvaerner Indonesia
- Country Manager for Kvaerner Philippines
- Global experience across over 40 countries in the hydrocarbons, mining and chemicals, power and infrastructure sectors

Education

- B.S. (Mechanical Engineering), Aberdeen University
- M.B.A., Edinburgh Business School, Heriot-Watt University

Finance   **Leadership**   **Risk Management**   **Industry/Market**   **Government**   **Global**

 



LYNN A. DUGLE

Age: 61 | **Director since:** 2020

Board Committees: Audit Committee and Nominating and Corporate Governance Committee

Other Public Company Boards: Micron Technology, Inc. (Finance); State Street Corporation (Technology and Operations Member, Examining and Audit Member, and Executive Member); and TE Connectivity Ltd. (Audit)

Current Affiliations: Avantus Federal (Member), The Board on Army Research and Development of the National Academy of Sciences (Member), and ZOE Empowers (Member)

Previous Affiliations: The B2B Project (Member) and Intelligence and National Security Alliance (Member)

Key Qualifications and Skills:

Prior Business Experience

| Chairman, President and Chief Executive Officer at Engility Holdings Inc.
| Corporate Vice President and President of Intelligence, Information and Services at Raytheon Company
| Vice President, Engineering, Technology and Quality, Network Centric Systems at Raytheon Company
| Vice President and General Manager, Product, Systems Software Division at ADC Telecommunications, Inc.
| General Manager, Cable Systems Division at ADC Telecommunications, Inc.
| Vice President, Support Engineering and Quality for the Defense Systems and Electronics Group at Texas Instruments, Inc.

Education

| B.A. (Spanish), Purdue University
| B.S. (Technical Management), Purdue University
| M.B.A., University of Texas at Dallas



GENERAL LESTER L. LYLES, USAF (RET.)

Age: 74 | **Director since:** 2007 | **Chairman of the Board since:** 2019

Board Committees: Compensation Committee and Nominating and Corporate Governance Committee

Other Public Company Boards: None

Current Affiliations: Frontier Technology Inc. (Director); National Space Council Users' Advisory Group administered by NASA (Chairman); JobsOhio (Director); and National Academy of Engineering (Inducted Member)

Previous Affiliations: Battelle Memorial Institute (Director); Defense Science Board in the Pentagon (Member); General Dynamics Corporation (Director); International Security Advisory Board at the U.S. Department of State (Member); Precision Castparts Corp. (Director); President's Intelligence Advisory Board in the White House (Member); and United Services Automobile Association (Chair)

Key Qualifications and Skills:

Prior Business Experience

| Independent Consultant (since 2003)
| Retired Four-Star General of the U.S. Air Force
| Commander of the U.S. Air Force Materiel Command
| Vice Chief of Staff of the Headquarters of the U.S. Air Force
| Director of the Ballistic Missile Defense Organization
| Commander of the Space and Missile Systems Center

Education

| B.S. (Mechanical Engineering), Howard University
| M.S. (Mechanical and Nuclear Engineering), Air Force Institute of Technology Program, New Mexico State University
| Defense Systems Management College, Fort Belvoir, Virginia
| Armed Forces Staff College, Norfolk, Virginia
| National War College, Fort Lesley J. McNair, Washington, D.C.
| National and International Security Management Course at Harvard University
| Honorary Doctor of Laws degrees from New Mexico State University and Urbana University

 **Finance**    **Leadership**    **Risk Management**    **Industry/Market**    **Government**    **Global**

 



LT. GENERAL WENDY M. MASIELLO, USAF (RET.)

Age: 62 | **Director since:** 2017

Board Committees: Audit Committee and Sustainability and Corporate Responsibility Committee

Other Public Company Boards: None

Current Affiliations: Acquisition Innovation and Research Center Advisory Panel to the Office of the Under Secretary of Defense for Acquisition and Sustainment (Advisor); Air Force Studies Board of the National Academy of Sciences (Member); EURPAC Services, Inc. (Director); National Contract Management Association (Director); Procurement Round Table (Director); Public Spend Forum (Advisory Council); Rawls College, Texas Tech University (Advisory Council Chair); and StandardAero (Director)

Key Qualifications and Skills: 🏛️ 💰 👥 ♟️ 🔬 🌐

Prior Business Experience

| Independent Consultant (since 2017)
| Retired Three-Star General of the U.S. Air Force
| Director of the Defense Contract Management Agency
| Deputy Assistant Secretary (Contracting), Office of the Assistant Secretary of the Air Force for Acquisition
| Program Executive Officer for the Air Force's $65 billion Service Acquisition portfolio
| Deployment to Iraq to lead contracting support for military forces in Iraq and Afghanistan

Education

| B.B.A. (Marketing), Texas Tech University
| M.S. (Logistics Management), Air Force Institute of Technology
| Defense Systems Management College, Fort Belvoir, Virginia
| M.S. (National Resource Strategy), Industrial College of the Armed Forces, Fort Lesley J. McNair, Washington, D.C.
| Senior Acquisition Course, Industrial College of the Armed Forces, Fort Lesley J. McNair, Washington, D.C.
| Joint and Combined Warfighting School, Joint Forces Staff College, Norfolk, Virginia
| Harvard Kennedy School's Senior Managers in Government



JACK B. MOORE

Age: 67 | **Director since:** 2012

Board Committees: Compensation Committee (Chair) and Nominating and Corporate Governance Committee

Other Public Company Boards: Occidental Petroleum Corporation (Independent Vice Chairman; Executive Compensation Chair; Advisory Member; and Corporate Governance and Nominating Member) and ProPetro Holding Corp. (Nominating and Corporate Governance Chair; Audit Member; and Compensation Member)

Current Affiliations: American Heart Association (Member); MAM (Memorial Assistance Ministries) (Director); and University of Houston System Board of Regents (Member)

Previous Affiliations: American Petroleum Institute (Director); Cameron International Corporation (Chair); Rowan Companies plc (Director); United Way of Greater Houston (Executive Committee); and University of Houston's Board of Visitors (Director)

Key Qualifications and Skills: 🌐 💰 👥 ♟️ 🔬

Prior Business Experience

| Chairman, President and Chief Executive Officer for Cameron International Corporation
| President and Chief Operating Officer for Cameron International Corporation
| President, Western Hemisphere of Drilling & Production Systems group for Cameron International Corporation
| Vice President and General Manager, Western Hemisphere of Drilling & Production Systems group for Cameron International Corporation
| Various management positions at Baker Hughes Incorporated

Education

| B.B.A., University of Houston
| Graduate of the Advanced Management Program at Harvard Business School

💰 **Finance** 👥 **Leadership** ♟️ **Risk Management** 🔬 **Industry / Market** 🏛️ **Government** 🌐 **Global**

 



ANN D. PICKARD

Age: 65 | **Director since:** 2015

Board Committees: Sustainability and Corporate Responsibility Committee (Chair) and Audit Committee

Other Public Company Boards: Noble Corporation plc (Sustainability Chair and Audit Member) and Woodside Petroleum Ltd. (Sustainability Chair)

Current Affiliations: The University of Wyoming Foundation (Budget/Audit) and Chief Executive Women (Member)

Previous Affiliations: Advisory Council of the Eurasia Foundation (Member); Catalyst (Board of Advisors); Global Agenda Council on the Arctic for the World Economic Forum (Member); and Westpac Banking Corporation (Director)

Key Qualifications and Skills:

Prior Business Experience

- Executive Vice President, Arctic for Royal Dutch Shell plc
- Executive Vice President and Country Chair, Australia, for Royal Dutch Shell plc
- Regional Executive Vice President, Sub Saharan Africa, for Royal Dutch Shell plc
- Director, Global Businesses and Strategy and a member of the Shell Gas & Power Executive Committee for Royal Dutch Shell plc
- 11-year tenure with Mobil prior to its merger with Exxon
- Significant business experience throughout South America, Australia, the countries of the former Soviet Union, the Middle East, and Africa

Education

- B.A., University of California San Diego
- M.A., University of Pennsylvania



UMBERTO DELLA SALA

Age: 72 | **Director since:** 2015

Board Committees: Compensation Committee and Sustainability and Corporate Responsibility Committee

Other Public Company Boards: None

Current Affiliations: FSI SpA (Chair)

Previous Affiliations: Ansaldo Energia SpA (Chair and Director); Foster Wheeler AG (Director); Kedrion SpA (Director); Stork Technical Services (Supervisory Board); and Trevi Finanziaria Industriale SpA (Director)

Key Qualifications and Skills:

Prior Business Experience

- President and Chief Operating Officer for Foster Wheeler AG
- Interim Chief Executive Officer for Foster Wheeler AG
- Various positions of increasing responsibility following start of career as a process engineer in Foster Wheeler's environmental division

Education

- Laurea in Chemical Engineering from Politecnico di Milano

 **Finance**    **Leadership**    **Risk Management**    **Industry /Market**    **Government**    **Global**

 

The Following Director with a Term Ending in 2021 is Retiring and Elected Not to Stand for Re-Election



JAMES R. BLACKWELL

Age: 62 | **Director since:** 2014

Board Committees: Nominating and Corporate Governance Committee (Chair) and Compensation Committee

Other Public Company Boards: None

Current Affiliations: Forager Energy (Co-founder/Manager); Harbour Energy Ltd. (Director); and Maverick Natural Resources (Director)

Previous Affiliations: Center for Strategic and International Studies ("CSIS") U.S.-Association of Southeast Asian Nations Strategy Commission (Commissioner); CSIS U.S.-China Policy Advisory Roundtable (Member); National Action Council for Minorities in Engineering, Inc. (Director); National Bureau of Asian Research (Director); and Saint Mary's College of California (Trustee)

Key Qualifications and Skills:

Prior Business Experience

- Executive Vice President, Technology and Services for Chevron
- President, Chevron Asia Pacific Exploration and Production Company
- Various positions of increasing responsibility following start of career as an offshore roustabout for Gulf Oil

Education

- B.S. (Biology and Environmental Technology), University of Southern Mississippi
- M.S. (Petroleum Engineering), Tulane University
- Graduate of the Columbia Senior Executive Program



● Aaron Fowler, Director, Integrated Solutions, joins employees in Singapore for an open hour of boxing and exercise in the office gym to promote fitness and wellness.

 Finance   **Leadership**   **Risk Management**   **Industry /Market**   **Government**   **Global**

Board and Governance Structure

We are committed to good corporate governance and to effective communication with our stockholders. This section describes our governance policies and practices, and the roles, duties and responsibilities of the Board of Directors and each of its committees. See the section titled "Corporate Governance Materials" if you want to know how to find our policies, practices, and committee charters.

Role of the Board of Directors

The Board of Directors represents the interests of our stockholders in maintaining a successful business. Specifically, the Board of Directors oversees the effectiveness of management's policies and decisions, including the execution of its strategies, with a commitment to enhancing stockholder value over the long term. To

this end, Board members are expected to act in the best interests of all stockholders, to be knowledgeable about our businesses, to exercise informed and independent judgment, and to understand general economic trends and conditions, as well as trends in corporate governance.

Our Board Leadership Structure

Our Board is led by a Chairman who is recommended by the Nominating and Corporate Governance Committee and appointed by the full Board. KBR's Corporate Governance Guidelines provide for the Chairman, if that individual is independent, to perform a strong role in Board leadership. In particular, an independent (or non-executive) Chairman of the Board is responsible for:

l   presiding at executive sessions of the non-executive directors at each regular Board meeting and setting the agenda for these sessions;

l   approving meeting agendas for each regular Board and committee meeting and approving the information to be sent to the directors with respect to each meeting;

l   presiding at the executive session of the Board to evaluate the performance of our CEO; and

l   communicating to the CEO, after approval by our Compensation Committee, the CEO's evaluation and compensation for the next full year and the results of the Board's review and approval of management succession plans and development programs.

If the Chairman of the Board is not independent, the Board elects an Independent Lead Director.

General Lester Lyles has served as non-executive Chairman of the Board since May 15, 2019. General Lyles has significant board experience, both at KBR and at other public companies. He has served on every one of our standing Board committees and has in-depth knowledge of KBR's history and current business. During General Lyles's service on the Board, KBR has undergone significant changes, including reorganizing into more strategically-aligned business groups and evolving from a wholly-owned subsidiary with significant support from its former parent company into an independent operating company. The Board believes that General Lyles is well positioned to facilitate communications between the Board of Directors and KBR stockholders.

Our CEO is responsible for the overall management and functioning of the Company. KBR's Corporate Governance Guidelines provide for two important checks on the CEO's authority:

l   The CEO may not serve on any Board committees, and

l   The CEO's performance evaluation includes a review of how well he keeps the Board informed on matters affecting the Company and its operating units.

KBR's Board of Directors has determined that its current leadership structure is appropriate at this time.



🟡 With advanced, integrated sensors providing pilots enhanced, comprehensive situational awareness, the F-35 is capable of flying critical intelligence, surveillance and reconnaissance missions, providing data capture and integration more sophisticated than any previous fighter aircraft. KBR experts have been instrumental in supporting the F-35 program's design, development and international efforts for more than 24 years and currently support the Air Force-led F-35 Hybrid Product Support Integrator organization, the F-35A Fleet Management Office, and other new programs.



🟡 The 2020 KBR Charity Golf Tournament had a special focus on health care workers and first responders on the front lines in the fight against COVID-19 and raised more than $532,500 for nine charitable organizations that are making a difference in our communities. The annual event, hosted by members of the IMPACT employee resource group, has raised more than $6.5M since 2007.

Director Independence

Our Corporate Governance Guidelines provide that at least two-thirds of the Board must be independent directors. Directors are considered independent if they are not involved in any material relationships with KBR, either directly or indirectly. Our Corporate Governance Guidelines set forth specific independence standards that are consistent with the requirements of the SEC and the NYSE.

The Nominating and Corporate Governance Committee periodically reviews KBR's definition of independence and the Board's compliance with our independence standards.

All directors complete independence questionnaires at least annually. Our Board determines the independence of its members

generally, as well as the independence of members of our Audit Committee under the heightened requirements prescribed by the NYSE and the SEC. The Board has determined that all of our current directors are independent except Mr. Bradie, our President and Chief Executive Officer.

Our Board believes that its membership should include no more than two directors who are also employees of KBR, though this number is not an absolute limitation. We believe the Chief Executive Officer should at all times be a member of the Board, and in practice, our CEO has been the only executive director since KBR became an independent public company.

Committees of the Board

A substantial portion of the analysis and work of KBR's Board is done by its four standing committees: the Audit Committee; the Compensation Committee; the Sustainability and Corporate Responsibility Committee; and the Nominating and Corporate Governance Committee. Each of the standing committees is composed entirely of independent directors.

The Board of Directors has approved charters for each of the standing committees that set forth the committees' respective

duties and responsibilities and govern the committees' actions. These charters are available on KBR's website, kbr.com, by choosing "Our Company" under the "About Us" menu, then selecting "Corporate Governance" and "Board Committees." Each committee reviews its charter annually and recommends changes, as necessary, to the Board.

The composition, purpose, duties, and responsibilities of each committee are summarized below.

AUDIT COMMITTEE

Members:
Mr. Baldwin (Chair)
Ms. Dugle
Lt. General Masiello
Ms. Pickard

Meetings in 2020: ten

Attendance: 97%

Audit Committee Report:
Page 80

The Audit Committee:
- reviews and reports to the Board of Directors the scope and results of audits by our principal independent public accountants and our internal auditors;
- reviews with the principal independent public accountants the effectiveness of our system of internal controls as well as critical audit matters;
- reviews transactions between us and our directors and officers, our policies regarding those transactions, and compliance with our Code of Business Conduct;
- engages our principal independent registered public accounting firm each year;
- reviews the audit and other professional services rendered by our principal independent registered public accounting firm;
- periodically reviews the independence of our principal independent registered public accounting firm;
- prepares and publishes an annual Audit Committee report, which is included in this proxy statement; and
- reviews with management the status of information technology systems and KBR's risks relating to information technology, including a review of the state of KBR's cybersecurity, emerging cybersecurity developments and threats, and KBR's strategy to mitigate cybersecurity risks.

Our Board has determined that each member of the Audit Committee is financially literate and qualifies as an "audit committee financial expert," as defined in U.S. Securities and Exchange Commission ("SEC") rules. In addition, each member of the Audit Committee is "independent" under the heightened standards prescribed for audit committee members by NYSE and SEC rules.

COMPENSATION COMMITTEE

Members: Mr. Moore (Chair) Mr. Blackwell General Lyles Mr. della Sala **Meetings in 2020:** eight **Attendance:** 97% **Compensation Committee Report:** Page 63	The Compensation Committee: l evaluates and advises the Board regarding the compensation policies applicable to our executive officers, including the specific relationship between corporate performance and executive compensation; l reviews and recommends to the Board the corporate goals and objectives relevant to compensation for the CEO, the CEO's performance in light of these established goals and objectives, and the CEO's compensation package; l reviews the CEO's recommendations with respect to, and approves, the compensation to be paid to KBR's other executive officers consistent with the general compensation policies established by the Board; l reviews and makes recommendations to the Board with respect to incentive compensation and other stock-based plans; l administers KBR's incentive compensation and other stock-based plans; l reviews and discusses with management the "Compensation Discussion and Analysis" and determines whether to recommend to the Board that it be included in KBR's annual proxy statement or annual report on Form 10-K; l prepares and publishes an annual executive compensation report, which is included in this proxy statement; l reviews the risk assessment of KBR's compensation plans to ensure that the programs do not create risks that are reasonably likely to have a material adverse effect on KBR; l periodically reviews the compensation paid to non-executive directors and makes recommendations to the Board regarding any adjustments; and l selects an independent compensation consultant or other adviser to assist the committee in its work. The Board has determined that each member of our Compensation Committee is a "non-employee director" as defined in SEC rules and an "outside director" as defined in IRS rules.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Members: Mr. Blackwell (Chair) Ms. Dugle General Lyles Mr. Moore **Meetings in 2020:** four **Attendance:** 100%	The Nominating and Corporate Governance Committee: l develops, implements and periodically reviews KBR's corporate governance guidelines; l develops and implements a process to assess Board and committee effectiveness; l identifies and evaluates individuals qualified to become Board members, consistent with Board-approved criteria, NYSE listing standards, and other applicable requirements; l annually evaluates our independent directors; l determines the composition of the Board and its committees, including selection of the director nominees for the next annual meeting of stockholders and changes to the size and composition of the Board or any of its committees; and l reviews succession plans and management development programs for members of executive management and the CEO, and provides regular reports on the progress of the succession planning and management development to the Board. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent as defined in NYSE listing standards.

SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE

Members: Ms. Pickard (Chair) Mr. Baldwin Lt. General Masiello Mr. della Sala **Meetings in 2020:** two **Attendance:** 100%	The Sustainability and Corporate Responsibility Committee: l reviews policies and goals relating to health, safety, security, the environment, and social responsibility ("HSSE&SR"), including processes to ensure compliance with applicable laws and regulations; l reviews and provides feedback on the management of current and emerging HSSE&SR issues; l oversees KBR's activities in managing its major HSSE&SR risk exposures including climate change; l oversees and receives presentations at least annually from KBR's Chief HSSE Officer; l reviews KBR's political and charitable contributions and social responsibility activities; l reviews KBR's sustainability strategy, including carbon dioxide emission neutrality and other sustainability goals; l reviews KBR's public sustainability report; and l ensures KBR has policies and procedures to protect our culture and values, ensure fundamental human and workplace rights, prohibit all forms of forced labor and human trafficking, ensure we operate transparently and with integrity, and build a safe and resilient business that considers climate change and other sustainability issues.

Enterprise Risk Management

ERM Framework

We have a fully integrated, enterprise-wide enterprise risk management ("ERM") framework. The framework, facilitated by our ERM Lead who reports to the General Counsel, enhances business resilience by encouraging uncertainty anticipation and resolution at all levels, from project to enterprise, across all business units, globally, in real time, and enables risk-based strategy decisions and value adding communications to stakeholders.


BOARD
Advice & Oversight
CORPORATE FUNCTIONS
ELT
Enterprise R&O
Enterprise Strategy
GLOBAL BU LEADERSHIP
BU R&O
Business Unit Strategy
PROJECTS
Projects R&O
Projects Strategy

This inter-connected top-down and bottom-up approach is a consistent, scalable, and auditable means for the identification and management of existing and emerging risks and opportunities, both internal and external, to KBR's current and future operations, at project, business unit, corporate function, and enterprise levels.The KBR ERM Framework comprises six phases: Identification, Assessment, Analysis, Mitigation, Monitoring, and Evaluation. This approach delivers visibility of KBR's changing risk profile and enables informed strategy decisions and adjustments, better communications to stakeholders, and a common focus based on consistent and reliable data.


IDENTIFICATION
ASSESSMENT
ANALYSIS
MITIGATION
MONITORING
EVALUATION

ERM Program

Risk Management, as one of KBR's Ten Sustainability Pillars (pictured below and described in the section titled "Our Sustainability Focus"), is key to driving KBR to sustainable business growth. Our resilience, success, and continued evolution depends on our ability to anticipate and respond to the constantly changing risks in our existing and future operating environments, and by entrenching ERM principles and practices in our culture and across our operations, we can consistently visualize the entire risk landscape, mitigate threats, capitalize on opportunities, and create value and predictable outcomes.

Every employee is empowered to identify risks and opportunities, and KBR's ERM Policy mandates that every risk and opportunity has an owner assigned and accountable for the ongoing management, including the development and implementation of mitigation plans, each with individual owners accountable for action implementation through to successful conclusion.

The identification and assessment of risks and opportunities is consistent at project, business unit, and enterprise level:

l Stakeholder and multi-disciplinary Subject Matter Experts identify risks and opportunities, and their owners.

l Owners develop detailed description, risk window, and applicability. Risks are categorized within the two-tier Risk Breakdown Structure (taxonomy).

l Owners assess (score), using a global scoring matrix for probability, commercial impact, schedule impact, reputational impact, and manageability, in three circumstances: Original (unmitigated risk), Current (mitigated with existing controls and actions), and Target (acceptable position).

l Owners develop a response, i.e., action plans, including due date and action owner.

l Owners and project/business unit/enterprise ERM focal points regularly review risk/opportunity status, current score, and effectiveness or otherwise of action plans.

All risks and opportunities are managed on our cloud-based platform, which drives a consistent approach at all levels across the entire global business and provides a single source of truth with reporting and data analytics, including ranking and trending available in real time.

KBR's Executive Leadership Team ("ELT") convenes for dedicated risk and opportunity reviews at least three times per year. The outputs are reported to our Board of Directors twice per year, and to individual business units and projects on a regular basis to facilitate their management of risks and opportunities, on an ongoing basis, using the ERM process and tool to provide real time risk-based data.

The ELT review of enterprise risks and opportunities is carried out in the context of the changing risk and opportunity landscape and KBR's strategy, which is embedded in the process such that strategy and the interconnected risks and opportunities are aligned.



Each year our employees in Chennai, India, go above and beyond decorating for Zero Harm Day. Despite reduced daily personnel in the office due to pandemic-related safety precautions and our new flexible work arrangements, the team still crafted an outstanding floor design themed after KBR's Ten Sustainability Pillars.

Board Oversight of ERM

Risk oversight is an integral part of KBR's Board of Directors' role, and discussions regarding risks faced by KBR are deliberated throughout the year.

The outputs from the ERM Program are formally presented to our Board twice per year. The ERM report includes strategic, operational, HSSE, information technology and cybersecurity, financial, geo-political, and ESG risks and opportunities, as well as management's assessment of their likelihood and impact, the perceived trend for each (whether increasing, decreasing, or stable), and the measures being taken to monitor and manage those risks and opportunities.

While our Board has overall oversight responsibility for KBR's ERM Program, various committees of the Board also have the following responsibilities for risk oversight:

 **BOARD OF DIRECTORS**

- Reviews semi-annual risk reports including strategic, operational, financial, and hazard risks, as well as management's assessment of their likelihood and impact, the perceived trend for each risk (whether increasing, decreasing or stable), and the measures being taken to monitor and manage those risks.
- Reviews legal and compliance risks.
- Approves project prospects exceeding a certain amount of expected revenues, and all merger and acquisition prospects, after deliberating related commercial, legal and financial risks, agreement terms and integration process.

 **EXECUTIVES VIA KBR'S ENTERPRISE RISK MANAGEMENT FRAMEWORK**

- Guides all business segments in consistently implementing KBR's ERM Policy and Framework, which comprises the six stages of risk management:

  1. IDENTIFICATION ▶ **2. ASSESSMENT** ▶ **3. ANALYSIS** ▶ **4. MITIGATION** ▶ **5. MONITORING** ▶ **6. EVALUATION**
- Reports periodically to the Board on KBR's changing risk profile, enabling risk-based strategy decisions and improved communications to stakeholders.

 **AUDIT COMMITTEE**

- Reviews with management the Company's significant financial risk exposures, as well as other areas of risk exposure if requested by the Board, and management's actions to monitor and mitigate those exposures.
- Receives periodic reports about potential exposure areas, including litigation, liquidity and capital resources, financial reporting and disclosures, and regulatory, tax and cybersecurity risks.
- Assesses in-depth periodic reports from management regarding ethics and compliance issues, and findings from our risk assessment and control monitoring activities, such as internal controls testing, internal audits, and foreign exchange risk management.
- Conducts private sessions with KBR's Chief Financial Officer, Chief Accounting Officer, Vice President of Internal Audit, and General Counsel at each regular meeting, and with the independent auditors at each meeting prior to the release of quarterly and annual results.
- Provides a report to the full Board at each regular meeting to ensure the entire Board is informed of matters that the Audit Committee determines warrant full Board discussion.

  Additional risk oversight reviews undertaken by the Audit Committee in 2020 are included in the Audit Committee Report on page 80.

COMPENSATION COMMITTEE	**NOMINATING AND CORPORATE GOVERNANCE COMMITTEE**	**SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE**
• Regularly considers whether incentive awards and the related performance goals are aligned with our Code of Business Conduct and don't encourage undue risk-taking. • Reviews an annual compensation risk assessment and, if appropriate, recommends changes to our compensation program to reduce identified risks.	• Oversees compliance risks related to KBR's governance structure and policies. • Reviews succession plans and management development programs of senior executive management to ensure business continuity.	• Oversees KBR's activities in managing its major risk exposures within the health, safety, security and sustainable development areas. • Receives periodic reports from KBR's Global Sustainability Committee related to these risk exposures and the Company's efforts to mitigate the risks.



COVID-19 Pandemic

KBR's Global Disruption enterprise risk identifies that events such as pandemics, and the responses to them, that result in regional and global societal and economic disruptions may interrupt and impact KBR's business operations, including the supply chain, infrastructure availability, workforce availability, and cash flow.

As an essential business with obligations to continue to deliver to our customers on a global scale, the prioritization of the health and safety of our employees is paramount, and the mitigating actions taken, including implementing remote working, have been regularly discussed and evaluated by our Board and ELT, leading to transformation opportunities, that build resiliency against future disrupting events, being realized as a result of proactive risk management.

The mitigating actions underpinning the Global Disruption enterprise risk are regularly assessed for ongoing applicability and sufficiency and include critical assets management, targeted cost reductions, proactive cash management and financial planning, and global and location-specific emergency response, business continuity, communications, and IT plans.

Our Board and ELT continue to actively oversee and adjust as required our ongoing response to the pandemic and the future strategic, operational opportunities emerging from it.

Management Succession Planning

Our Corporate Governance Guidelines provide that the Board's obligation to ensure effective governance includes reviewing executive succession plans and management development programs. To that end, the Board of Directors, with input from the Nominating and Corporate Governance Committee, the Chairman of the Board, and the CEO, regularly reviews KBR's succession plan and management development programs for all senior management positions. One of the elements that the CEO is evaluated on each year is the robustness of the executive succession plan, including assessment and development of internal candidates for the CEO and top-level executive positions.

Issues relating to CEO succession planning are addressed regularly, and no less than annually, by the entire Board, facilitated by the non-executive Chairman of the Board. While the Nominating and Corporate Governance Committee performs the initial review of KBR's succession plans and makes recommendations to the Board as necessary, the entire Board has primary responsibility for CEO succession planning, and develops both long-term and contingency plans for this purpose. This process necessarily involves developing and reviewing criteria for the CEO position that reflect KBR's business strategy, and identifying and developing internal candidates or recognizing the need for external candidates, as appropriate.

Board and Committee Evaluations

At the direction of our Nominating and Corporate Governance Committee, our non-executive directors complete annual self-assessment questionnaires regarding the performance of our Board of Directors as a group. Similarly, annual self-assessment questionnaires regarding the performance of each of our Board's standing committees are completed by the applicable members.

The Nominating and Corporate Governance Committee presents the results of the questionnaires, which are compiled anonymously, to our Board at regularly scheduled meetings. These annual performance reviews are intended to enhance the overall effectiveness of our Board and its standing committees.

 

Board Refreshment

Process for Selecting New Directors

The Board has delegated to the Nominating and Corporate Governance Committee the duty of selecting and recommending prospective nominees to the Board for approval. The Nominating and Corporate Governance Committee considers suggestions of candidates made by current committee and Board members, KBR management, and stockholders. The Committee also may retain an independent executive search firm to identify candidates for consideration. Finally, stockholders may suggest candidates for nomination by contacting the Nominating and Corporate Governance Committee in the manner provided below under "Contact the Board."

1

IDENTIFY CANDIDATE

The Committee considers suggestions of candidates made by current committee and Board members, KBR management, and stockholders.

2

PRELIMINARY REVIEW CANDIDATE INFORMATION

The Committee reviews information provided by the person recommending the candidate and the committee's (and other Board members') knowledge of the candidate to determine whether to carry out a full evaluation. This preliminary determination is based on the need for additional Board members (or for directors with particular skills or experience) and the likelihood that the candidate will meet the Board membership criteria listed below.

3

EXTERNAL REPORT BY EXECUTIVE SEARCH FIRM

If a candidate warrants additional consideration, the Nominating and Corporate Governance Committee may request an independent executive search firm to gather information about the candidate's background, experience, and reputation, and to report its findings to the committee. After reviewing that report, the committee then determines whether to interview the candidate.

4

INTERVIEW WITH CANDIDATE

Interviews are carried out by one or more members of the committee and others as appropriate.

5

COMMITTEE RECOMMENDATION

Once the evaluation and interview are completed, the committee provides feedback and recommendations to the Board. The Board makes a determination of nominees after reviewing that input.

Director Qualifications

Candidates nominated for election or re-election to the Board of Directors should possess the following qualifications:

l the highest personal and professional ethics, integrity and values;

l an inquiring and independent mind;

l practical wisdom and mature judgment;

l broad training and experience at the policy-making level in business, government, or technology;

l expertise that is useful to KBR and complementary to the background and experience of other Board members;

l willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership;

l commitment to serve on the Board for several years to develop knowledge about KBR's principal operations;

l willingness to represent the best interests of all stockholders and objectively appraise management performance; and

l involvement only in activities or interests that do not create a conflict with a director's responsibilities to KBR and our stockholders.

The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the needs of the Board at a given point in time. These criteria are periodically reviewed and updated. The Nominating and Corporate Governance Committee may consider diversity in personal background, race, gender, age and nationality when evaluating individual candidates, but KBR does not have a formal policy with regard to any particular aspect of diversity.

Stockholder Engagement

We actively engage with our investors throughout the year. Senior executives met virtually with analysts and investors at our annual Investor Day in June 2020, and our Corporate Secretary reaches out to our largest 25 investors bi-annually.

In 2020 we met or initiated contact with investors representing	**How we engaged with investors**	**Topics discussed with our investors**
72% of our outstanding shares	**We bi-annually invite our largest 25 investors** to discuss agenda items for the annual meeting, topics to consider for the next proxy season, and any other items that interest them.	> structural and strategic business changes, including our transition from the three-segment business model of Energy Solutions, Government Solutions, and Technology Solutions to a two-segment model featuring our Government Solutions and Sustainable Technology Solutions businesses
100% of our top 25 actively-managed investors	**We regularly report our investors' views to our Board of Directors.** Our Compensation Committee considers these views when developing our executive compensation program, and our Sustainability and Corporate Responsibility Committee considers these views when reviewing our sustainability goals and progress.	> our transformative Centauri acquisition
		> governance and financial performance of the company
		> our executive compensation program, the say-on-pay proposal, and other agenda items for the annual meeting, as well as say-on-pay results and actions to be taken after our annual meeting
	We engage through quarterly conference calls, our investor relations website, and individual meetings and calls.	> sustainability matters
		> Board diversity
		> recent and upcoming improvements in our proxy statement and sustainability report disclosures

Director Orientation and Education

During director orientation, our new directors typically meet with members of our Board and senior executives before attending their first Board and committee meetings. This ensures that our new directors are well-informed about KBR's current matters in addition to the broad scope of our businesses. Our new directors also visit project sites and attend townhall meetings to gain more in-depth knowledge of our business practices, including Zero Harm.

Continuing education for our directors is both important and necessary due to the fast pace at which business and technology are evolving. Generally every quarter our Board is presented with an education topic. Recent examples include cybersecurity, data protection, data privacy, digitalization, internal controls, governance, sustainability, and workplace culture. In addition, our directors participate in continuing education outside of KBR covering a wide range of topics, such as audit matters, board effectiveness, cybersecurity board governance, finance, and strategy and innovation.

Board Practices and Procedures

Attendance at Meetings

Board members are expected to make every effort to attend the meetings of the Board and the committees of the Board on which they serve, as well as annual stockholder meetings. All of KBR's directors attended 98% of the aggregate of all meetings of the Board and the applicable committees during 2020. All of our directors attended our 2020 Annual Meeting of Stockholders.

The Board of Directors meets each year immediately following the Annual Meeting of Stockholders and at least four other times per year. Additional regular meetings are scheduled as needed, and special meetings may be called by the Chairman of the Board, the Chief Executive Officer, the President, the Corporate Secretary, or a majority of the directors in office. KBR's Bylaws permit action to be taken without a meeting if all members of the Board consent to such action in writing or by electronic transmission. During 2020, the Board of Directors held thirteen regular meetings and four ad hoc meetings, fifteen of which were conducted virtually. The Chairman of the Board presides at all Board meetings.

During each regular Board meeting, KBR's independent non-executive directors meet in scheduled executive sessions, presided over by our non-executive Chairman of the Board. During 2020, the non-executive directors met without management six times.

Mandatory Retirement

Non-management directors may not seek re-election once they reach the age of 75; however, this mandatory retirement age may be extended under special circumstances if the Board deems it to be in the best interest of KBR. In 2020, the Board approved the recommendation of the Nominating and Corporate Governance Committee to grant a 12-month extension to the mandatory retirement age for General Lester Lyles, our non-executive Chairman of the Board, who will turn 75 on April 20, 2021. With the 12-month extension, General Lyles's retirement from the Board will be effective immediately prior to the KBR annual meeting of stockholders following his 76th birthday; provided, however, that if agreed to by mutual consent, General Lyles may continue to serve on the Board for an additional extended period of time past KBR's 2022 annual meeting of stockholders. The Board determined it was in the best interest of KBR to delay General Lyles's mandatory retirement due to the volatile times created by COVID-19, which caused a global health crisis, severely disrupted the economy, and compounded the downturn of the energy market. In addition, the Board believed it was crucial to maintain General Lyles's leadership and benefit from his incredible knowledge, skills and industry experience in the government and space fields following KBR's October 2020 acquisition of Centauri, LLC, a leading independent provider of space, directed energy, and other advanced technology solutions to the United States intelligence community and Department of Defense.

Management directors must retire from the Board at the same time they retire from employment with KBR unless the Board approves continued service as a director.

Service on Other Boards

KBR directors may not serve on the boards of directors of more than four other publicly held companies or investment companies. In addition, directors serving on the KBR Audit Committee may not serve on the audit committee of more than two other public companies. Directors must advise the chairman of the Nominating and Corporate Governance Committee before accepting an invitation to serve on another board.

Anti-Hedging Policy

Our anti-hedging policy prohibits all directors, employees, and agents from speculative trading in our securities; engaging in hedging transactions using our securities; "short selling" our securities; and trading derivative securities, such as put options, call options, swaps, or collars related to our securities.

Corporate Governance Materials

To ensure that our stockholders have access to our governing documents, we provide copies of our Code of Business Conduct, Corporate Governance Guidelines, and the charters of each of our standing Board committees on our website at kbr.com. Copies will be provided to any stockholder who requests them by writing to our Investor Relations Department at: 601 Jefferson Street, Suite 3400, Houston, Texas 77002.

Our Code of Business Conduct applies to all directors, officers, and employees of KBR, and all employees of KBR's agents. KBR intends to satisfy SEC disclosure requirements regarding amendments to, or waivers from, any provision of the Code of Business Conduct by posting such information on our website.

How to Contact the Board

To foster better communication with our stockholders, KBR has established a process for stockholders and other interested parties to communicate with the Audit Committee and the Board of Directors. Concerns may be reported anonymously or confidentially.

You may communicate with our Board of Directors, the non-executive directors, or any Board committee by mail (Board of Directors c/o Director of Business Conduct, KBR, Inc., P.O. Box 3406, Houston, Texas 77253-3406), telephone (1-855-231-7512, toll-free from the U.S. or Canada, or 1-503-619-1884, calling collect from any other country), or e-mail (fhoukbrbod@kbr.com).

Our Director of Business Conduct reviews all communications directed to the Audit Committee and the Board of Directors. The Chairman of the Audit Committee is promptly notified of any significant communication involving accounting, internal controls, auditing matters, or similar issues. Communications addressed to a named director are promptly sent to the director. Communications directed to the non-executive directors are promptly sent to the non-executive Chairman of the Board. A report summarizing the significant communications is sent to each director quarterly, and copies of communications are available for review by any director, except that those items addressed to the non-executive directors are not available to executive directors.



As one of the top contractors for the military, KBR partners with the U.S. government to take care of its service members through logistics and contingency support contracts, which includes galley – dining – management on bases throughout the world..

Our Sustainability Focus

In 2020, COVID-19 changed the way we live, work and interact. It forced us to pause, reconsider our behaviors, embrace change and think differently. Despite the challenges COVID-19 presented, it did not prevent us from investing time and resources into our commitment towards sustainable development. On the contrary, this year we made several significant developments to promote Zero Harm and positive contributions to the environment and society.

Our commitment to sustainability is embedded in our Zero Harm philosophy, enhanced by our Ten Sustainability Pillars. These pillars are designed to deeply embed sustainability into the heart of KBR's culture and become an inherent part of the KBR Way.


ENVIRONMENTAL IMPACT
PLANET
RECYCLE/REUSE
CLIMATE CHANGE
EFFICIENT ENERGY
ZERO HARM
SUPPLY PARTNERS
SUSTAINABLE TRAVEL
SOCIAL IMPACT
PEOPLE
HEALTH, SAFETY & SECURITY
RISK MANAGEMENT
GOVERNANCE
ZERO HARM
COMMUNITY ENGAGEMENT
INCLUSION & DIVERSITY

Our core values inspire the way we work. Every action we take as a company is aligned with our vision and values, providing the framework for who we are and how we operate. Alongside our core values are our commitments to people, planet and prosperity. These pillars are underpinned by our Global Sustainability Policy, which sets out commitments for each of the ten environmental and social pillars.


CORE VALUES
We Value Our People
We Deliver
We Are People of Integrity
We Empower
We Are a Team of Teams
STRATEGIC PLANNING & OBJECTIVES
POLICY AND PROCESSES
ACTIVITIES & ENGAGEMENT
MEASUREMENTS
REPORTING
ZERO HARM
COURAGE TO CARE
PEOPLE
Health , Safety & Security
Governance
Inclusion & Diversity
Community Engagement
Risk Management
PROSPERITY
Prosperity for all stakeholders
Employment and Wealth
Social Value
PLANET
Recycle/Reuse
Efficient Energy
Sustainable Travel
Supply Partners
Climate Control

Our sustainability oversight starts at Board level; the Sustainability and Corporate Responsibility Committee of our Board of Directors reviews all sustainability matters, including ensuring KBR has policies and procedures in place to build a safe and resilient business that takes into consideration climate change, social impact, environmental impact, governance and business stability issues. The Sustainability and Corporate Responsibility Committee also contributes to the direction of and reviews our annual Sustainability and Corporate Responsibility Report, which is available on our website at kbr.com/sustainability report. All members of this committee are independent directors.


KBR
Board of Directors
Sustainability &
Corporate Responsibility
Committee
HSSE VP
COMMS VP
CEO
Sustainability
Culture Shift
Think Tank
Global Sustainability
Committee
Sustainability
Implementation
& Report Team
CHAMPIONS
RECYCLE/
REUSE
EFFICIENT
ENERGY
SUSTAINABLE
TRAVEL
SUPPLY
PARTNERS
CLIMATE
CHANGE
HEALTH, SAFETY
& SECURITY
GOVERNANCE
INCLUSION &
DIVERSITY
COMMUNITY
ENGAGEMENT
RISK
MANAGEMENT
10 PILLARS

Key Developments

Over the course of the last year we commissioned a third-party consultant to calculate our corporate carbon footprint to provide an overview of the CO_2 emissions generated by our business activities across our 101 sites. This included heating, cooling, and vehicles (Scope 1), electricity (Scope 2), and business travel (air and train travel – category 6 of Scope 3). In 2019, KBR's business activities generated a total of 114,714.60 tons of CO_2, nearly 4% of which were Scope 1 emissions, 30% Scope 2 emissions, and 66% Scope 3 emissions. Business travel, air travel in particular, was the most emission-intensive activity and represents the largest share of KBR's carbon footprint. We included a safety margin of 20% (10% is typical) to account for any discrepancies that might have resulted from assumptions and estimates taken.

Emission Source	Emission [t CO_2]	Share, %
Scope 1	**4,324.3**	**3.77**
Heating	3,134.2	2.73
Cooling	389.4	0.34
Vehicles	800.7	0.70
Scope 2	**34,577.9**	**30.14**
Electricity	34,577.9	30.14
Scope 3	**75,812.4**	**66.09**
Air travel	75,794.3	66.07
Train travel	18.1	0.02
TOTAL	**114,714.60**	**100.00**
TOTAL INCL. 20% SAFETY MARGIN	**137,657.52**	


EMISSIONS PER CATEGORY
2.73%
Heating
0.02%
Train travel
0.34%
Cooling
0.70%
Vehicles
30.14%
Electricity
66.07%
Air travel
EMISSIONS PER SCOPE
3.77%
Scope 1
30.14%
Scope 2
66.09%
Scope 3

By purchasing carbon credits from wind farms in India and contributing to projects run by the Plastic Bank across the globe, we achieved carbon neutrality for our Scope 1 and Scope 2 greenhouse gas emissions. These 2019 calculations form our baseline from which we will widen Scope 3, set science-based targets, and commit to net zero emissions for 2030.

2020 saw the continued growth of KBR One Ocean, the bedrock of our sustainability commitment. This global collaboration between KBR employees, local schools, youth and international environmental organizations links hundreds of school students across the globe and inspires them to create their own innovative solutions to environmental issues.

It is also designed to develop professional skills and core competencies in KBR's new talent while inspiring and attracting young students to STEAM (Science, Technology, Engineering, Arts and Mathematics) fields and careers, thus creating a robust and diverse talent pipeline.

We appointed a new Chief People Officer in May 2020 with the following areas of priority:

- building our reputation as a great place to work;
- capitalizing on the tremendous talent within KBR;
- creating the conditions for people to flourish; and
- helping realize the potential of One KBR.

One of the first programs to support the "conditions for people to flourish" priority was the launch of our Well-being Ambassador Program. This program started in the UK and Australia and has now been implemented in sites across the US, Singapore, and Saudi Arabia. By 2021, the Well-being Ambassador Program will be running in all KBR regions throughout the globe. Well-being Ambassadors are trained to promote mental fitness and a healthy and positive workplace. They provide a first point of contact for any employee in need of emotional support and guidance to support resources.

In March 2020, in response to the pandemic, our HSSE unit rapidly developed our Key Pandemic Behaviors throughout all corporate and project sites across the globe. These key behaviors were based on best practice with advice from the Centers for Disease Control and Prevention (CDC), European Centre for Disease Prevention and Control (ECDC), and the World Health Organization (WHO) for how to deal with a pandemic. Employees were urged to follow them consistently to mitigate risk to the pandemic to as low as possible.

Towards the end of 2020, we finalized a license agreement with Mura Technology Limited for an innovative advanced plastics recycling process. This technology recycles end-of-life plastic to produce building blocks for virgin-quality polymers and chemicals. This aligns with KBR's commitment to sustainability by reducing lifecycle greenhouse gas emissions and the volume of waste that enters landfills and the environment, while contributing to the growth of the plastic circular economy.

2020 was also the year we announced KBR's green ammonia process K-GreeN™. K-GreeN™ achieves low or zero greenhouse gas emissions by combining ammonia synthesis plant reliability with lower energy consumption at lower capital cost (due to lower equipment count) with electrolysis and air separation sections.

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth certain information, as of March 13, 2021, regarding the beneficial ownership of KBR's common stock by persons known by KBR to beneficially own more than five percent of its outstanding common stock, each director or nominee, each of the named executive officers referenced in the Summary Compensation Table contained in this proxy statement, and all directors and executive officers as a group. Information regarding five percent stockholders in the table and footnotes is based on the

most recent Statement on Schedule 13G or 13D or amendment thereto filed by each such person with the SEC, except as otherwise known to KBR. To our knowledge, except as otherwise noted in the footnotes to this table or as provided by applicable community property laws, each individual has sole voting and investment power with respect to the shares of common stock listed in the second column below as beneficially owned by the individual.

Name and Address of Beneficial Owner[1]	Shares of KBR Common Stock Beneficially Owned	
	Number of Shares[2]	Percentage of Class
BlackRock, Inc.[3] 55 East 52nd Street, New York City, New York 10055	16,482,379	11.6 %
The Vanguard Group[4] 100 Vanguard Boulevard, Malvern, Pennsylvania 19355	13,165,995	9.24 %
Massachusetts Financial Services Company[5] 111 Huntington Avenue, Boston, Massachusetts 02199	7,874,087	5.5 %
Eileen G. Akerson[6][7]	86,808	*
Stuart J. B. Bradie[6][7]	552,655	*
W. Byron Bright, Jr.[6][7]	41,843	*
J. Jay Ibrahim[6][7]	84,050	*
Mark W. Sopp[6][7]	77,880	*
Mark E. Baldwin[6][7]	50,398	*
James R. Blackwell[6][7]	50,136	*
Lynn A. Dugle[6][7]	5,463	*
Lester L. Lyles[6][7]	65,880	*
Wendy M. Masiello[6][7]	27,656	*
Jack B. Moore[6][7]	56,112	*
Ann D. Pickard[6][7]	42,879	*
Umberto della Sala[6][7]	44,620	*
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (18 PERSONS)[6][7][8]	**1,280,544**	*

* Less than one percent (1%).

(1) The address of each of the named executive officers and directors is c/o KBR, Inc., 601 Jefferson Street, Suite 3400, Houston, Texas 77002.

(2) Beneficial ownership means the sole or shared power to vote, or to direct the voting of, shares of KBR common stock, or investment power with respect to KBR common stock, or any combination of the foregoing. Each director and executive officer and the directors and executive officers as a group beneficially own less than 1% of the outstanding shares of KBR common stock.

(3) Based solely on a Schedule 13G filed February 5, 2021, BlackRock, Inc. is deemed to be the beneficial owner of 16,482,379 shares as a result of being a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(4) Based solely on a Schedule 13G filed February 10, 2021, The Vanguard Group is deemed to be the beneficial owner of 13,165,995 shares as a result of being an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(5) Based solely on a Schedule 13G filed February 11, 2021, Massachusetts Financial Services Company is deemed to be the beneficial owner of 7,874,087 shares as a result of being an investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(6) Includes the following shares of restricted stock and/or restricted stock units that have vested or will vest on or before May 12, 2021: Ms. Akerson, 64,495; Mr. Bradie, 429,479; Mr. Bright, 34,522; Mr. Ibrahim, 61,860; Mr. Sopp, 54,355; Mr. Baldwin, 50,398; Mr. Blackwell, 50,136 (13,382 of which were deferred into the nonqualified elective deferral plan for non-executive directors); Ms. Dugle, 5,463; General Lyles, 65,880 (26,550 of which were deferred into the nonqualified elective deferral plan for non-executive directors); Lt. General Masiello, 27,656; Mr. Moore, 56,112; Ms. Pickard, 42,879; Mr. della Sala, 44,620; and all executive officers as a group, 288,911. Includes the following shares that may be acquired upon the exercise of options that are exercisable or will become exercisable on or before May 12, 2021: Ms. Akerson, 22,313; Mr. Bradie, 123,176; Mr. Bright, 7,321; Mr. Ibrahim, 22,190; and all executive officers as a group, 66,539. Includes 23,525 shares of common stock purchased by Mr. Sopp in March 2017, February 2020, and March 2020. Includes 5,770 shares of common stock purchased by Mr. Evans, one of our executive officers, in March 2020.

(7) Does not include the following shares of restricted stock units as to which the holder has no voting power and no investment power, but which convert to common stock on a 1-to-1 ratio upon vesting, which for some restricted stock units requires that certain performance measures be met: Ms. Akerson, 21,187; Mr. Bradie, 150,478; Mr. Bright, 25,047; Mr. Ibrahim, 23,459; Mr. Sopp, 35,049; and all executive officers and directors as a group, 412,603.

(8) All directors and executive officers as a group refers to the current 9 directors (Ms. Dugle, Lt. General Masiello, Ms. Pickard, General Lyles, and Messrs. Baldwin, Blackwell, Bradie, Moore, and della Sala) and the current 9 executive officers, excluding Mr. Bradie (Ms. Akerson, Ms. Myles, and Messrs. Barrie, Bright, Conlon, Evans, Ibrahim, Kelly, and Sopp).

Executive Officers

The following biographical information with respect to each of KBR's executive officers is current as of March 26, 2021.



EILEEN G. AKERSON

Age: 55 | **Joined KBR in:** 1999 | **Executive Vice President and General Counsel**

Current Position since: November 2014

Prior Business Experience

⏐ KBR Senior Vice President, Commercial responsible for project commercial management and oversight of the review and approval process for significant transactions and joint venture relationships
⏐ KBR Vice President — Legal & Chief Counsel responsible for managing legal functions for the Hydrocarbons Business Group
⏐ KBR advisor and counselor to senior management on company policies affecting ethics and compliance matters
⏐ Attorney for Spriggs & Hollingsworth in Washington D.C.

Education

⏐ B.A., Catholic University of America
⏐ J.D., Catholic University of America Columbus School of Law
⏐ Member of the bars of Texas, Connecticut and the District of Columbia



ANDREW J. BARRIE

Age: 53 | **Joined KBR in:** 1990 | **President, Government Solutions — EMEA**

Current Position since: May 2019

Prior Business Experience

⏐ KBR Senior Vice President, Business Acquisition
⏐ KBR Vice President, Commercial
⏐ Has over 30 years of experience in business development, commercial management and leadership across the government, infrastructure and energy markets.

Education

⏐ B.A. (Business), Kingston University London
⏐ Diploma in Company Direction from the Institute of Directors



W. BYRON BRIGHT, JR.

Age: 47 | **Joined KBR in:** 2010 | **President, Government Solutions**

Current Position since: June 2020

Prior Business Experience

⏐ KBR President, Government Solutions – U.S.
⏐ KBR President, KBRwyle
⏐ KBR Senior Vice President of Operations for U.S. Government Services
⏐ KBR Vice President of Business Development for U.S. Government Services
⏐ Supported the government services business at Jacobs Engineering Group Inc.
⏐ Officer in the U.S. Air Force primarily working in the Developmental Test and Engineering career field supporting weapons development and rotary wing aircraft flight testing

Education

⏐ B.S. (Engineering and Mechanics), distinguished graduate, U.S. Air Force Academy
⏐ M.S. (Mechanical Engineering), Georgia Institute of Technology
⏐ Graduated from the U.S. Air Force Test Pilot School and has flown in over 25 different aircraft as a Flight Test Engineer



GREGORY S. CONLON

Age: 52 | **Joined KBR in:** 2016 | **Chief Digital and Development Officer**

Current Position since: January 2019

Prior Business Experience

- KBR Executive Vice President and Chief Development Officer responsible for Strategy, Global Business Development, Marketing, and Mergers & Acquisitions
- KBR President, Asia-Pacific ("APAC") responsible for Engineering & Construction ("E&C") and Government Services ("GS") in this region
- KBR President, E&C APAC
- Executive Vice President leading business development globally for the WorleyParsons Services business line, the largest business within WorleyParsons
- Has over 25 years of experience in the E&C business, with global experience across a range of subsectors from hydrocarbons to specialist infrastructure.
- Various positions in the energy and resources sectors in Australia, Canada, China, Indonesia, Singapore, Thailand, and the United Kingdom.

Education

- B.S. (Mechanical Engineering), Royal Melbourne Institute of Technology



SHAD E. EVANS

Age: 43 | **Joined KBR in:** 2018 | **Senior Vice President of Finance Operations and Interim Chief Accounting Officer**

Current Position since: August 2020 (Interim CAO since October 30, 2020)

Prior Business Experience

- KBR Chief Financial Officer of Technology Solutions
- Vice President, Finance and Business Operations Security Detection and Automation at Leidos Holdings, Inc.

Education

- B.S. (Accounting), San Diego State University-California State University
- M.B.A. (Finance), University of San Diego



J. JAY IBRAHIM

Age: 60 | **Joined KBR in:** 2015 | **President, Sustainable Technology Solutions**

Current Position since: June 2020

Prior Business Experience

- KBR President, Energy Solutions – Services
- KBR President, Europe, Middle East and Africa ("EMEA") and APAC responsible for E&C and GS in these regions
- KBR President, EMEA responsible for E&C and GS in this region
- KBR President, E&C EMEA
- Has over 25 years of E&C and GS experience across the globe, having served in a variety of engineering, project management, business development, and business management roles for Parsons E&C/WorleyParsons.
- Has a wealth of senior project and construction management experience within the hydrocarbon, infrastructure, and government services sectors as well as broad experience in complex contract negotiations, business analysis, and long-range strategic planning in both domestic and international markets.

Education

- B.S. (Mechanical Engineering), Wichita State University
- M.S. (Mechanical Engineering), Wichita State University
- Diploma in Advanced Management, Harvard University



DOUGLAS N. KELLY

Age: 57 | **Joined KBR in:** 2010 | **President, Technology**

Current Position since: September 2019

Prior Business Experience

- KBR Senior Vice President, Business Development and Marketing Technology Solutions
- KBR Vice President, Refining Technology Solutions
- Chief Operating Officer at ZEEP
- Vice President at Invensys (now AVEVA)
- Vice President at Aspen Technology

Education

- B.S. (Chemical Engineering), University of Oklahoma
- Licensed Professional Engineer (Texas)



JENNI C. MYLES

Age: 53 | **Joined KBR in:** 2020 | **Executive Vice President, Chief People Officer**

Current Position since: May 2020

Prior Business Experience

- Group HR Director and core member of the Group Executive Committee at G4S
- Chief HR Officer, Americas Region at G4S
- Director of HR & Employee Engagement at G4S
- Various employee relations and human resources management roles at KPMG, Northern Foods, and Ford Motor Company

Education

- L.L.B. (Hons), University of Glasgow
- Fellow of the Chartered Institute of Personnel & Development



MARK W. SOPP

Age: 55 | **Joined KBR in:** 2017 | **Executive Vice President and Chief Financial Officer**

Current Position since: February 2017

Prior Business Experience

- Chief Financial Officer and Executive Vice President for Leidos Holdings, Inc., previously Science Applications International Corporation, one of the largest publicly-traded government contractors in the U.S. with significant technically-focused commercial professional services operations, including serving energy markets
- Various executive positions with Titan Corporation, also involved in government contracting and commercial business areas

Education

- B.S. (Accounting), New Mexico State University
- Completed the Executive Program at UCLA Anderson School



Executive Compensation

KBR supports worldwide communications satellite operations. Using next-generation node, antennae and ground systems technologies — combined with 24/7/365 worldwide asset support — we ensure our customers stay linked with orbital equipment so that no data or communications are missed, and every mission stays within functional parameters.

Proposal No. 2 — Advisory Vote to Approve Named Executive Officer Compensation

 The Board of Directors recommends that you **vote FOR** the advisory vote to approve our NEOs' compensation as disclosed in this proxy statement. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless stockholders specify otherwise.

The Board of Directors is providing our stockholders with the opportunity to cast a non-binding advisory vote to approve the compensation of our Named Executive Officers ("NEOs") as disclosed in this proxy statement.

Executive Compensation

Our Compensation Committee establishes, recommends, and governs all the compensation and benefits policies and actions for KBR's NEOs, as discussed in the "Compensation Discussion and Analysis" section of this proxy statement. Consistent with our compensation philosophy, our executive compensation program has been designed to achieve the following primary objectives:

l provide a clear and direct relationship between executive pay and Company (and business segment, as applicable) performance, both on a short- and long-term basis;

l emphasize operating performance measures;

l link executive pay to measures of stockholder value;

l support our business strategies and management processes in order to motivate our executives; and

l generally target base salary, short-term incentives, long-term incentives, and total compensation levels near the 50th percentile of the competitive market for good performance, and above the 50th percentile of the competitive market for consistent, outstanding performance, taking into consideration factors like differences in our NEOs' responsibilities compared to their counterparts at our peers, experience, retention risk, and internal equity.

In light of these objectives, KBR provides pay that is highly dependent on performance, both short- and long-term. We continually review best practices in governance and executive compensation. Consistent with such best practices, KBR:

l does not maintain employment agreements with the NEOs;

l does not provide excise tax gross-ups;

l has incentive plans that discourage undue risk and align executive rewards with short- and long-term company performance; and

l requires executives to satisfy stock ownership requirements.

For the reasons discussed above, the Board of Directors unanimously recommends that stockholders vote in favor of the following resolution:

"**RESOLVED**, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby **APPROVED**."

While the resolution is non-binding, the Board of Directors values your opinion and will consider the outcome of the vote when making future compensation decisions.

Compensation Discussion and Analysis

Executive Summary

NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis provides a detailed description of our compensation philosophy, objectives, policies, and practices in place during 2020 and explains the factors considered by our Compensation Committee in making compensation decisions during 2020. This Compensation Discussion and Analysis focuses on the compensation of the following Named Executive Officers, or "NEOs":

Name	Title
Stuart Bradie	President and Chief Executive Officer
Mark Sopp	Executive Vice President and Chief Financial Officer
Jay Ibrahim	President, Sustainable Technology Solutions
Byron Bright	President, Government Solutions
Eileen Akerson	Executive Vice President and General Counsel

These NEOs, together with the other members of our executive management team whose compensation is determined by our Compensation Committee and our Board of Directors, are referred to as our "Senior Executive Management."

COMPENSATION HIGHLIGHTS

Changes Made in 2020 to KBR's Compensation Program

In 2020, our Compensation Committee made several changes to KBR's compensation program. To help offset the financial impact of the COVID-19 pandemic, KBR implemented temporary reductions to employee base salaries and non-executive director cash retainers, as disclosed on pages 51 and 76, respectively. Unrelated to the COVID-19 pandemic, our Compensation Committee made changes to our short-term incentive ("STI") plan to further emphasize the link between pay and Company performance and long-term incentive ("LTI") plan to respond to our stockholders' feedback, as disclosed on pages 52 and 56, respectively.

| Base Salary – COVID-19 Pay Sacrifices

| STI Plan – Increased Weightings of Financial Performance Metrics

| LTI Plan – Increased Percentage of Stock-based and Settled Awards

Our Compensation Committee believes all of our compensation programs strongly reflect our pay-for-performance strategy. Changes made to our 2021 Compensation Program are disclosed on pages 55 and 60.

Advisory Vote on Compensation and Stockholder Engagement

We believe we have a well-designed executive compensation program. Our most recent Say-on-Pay Proposal was presented to our stockholders during the Company's 2020 annual meeting, and garnered the support of approximately 98% of the votes cast (in person and by proxy). The Compensation Committee was gratified by this result, which came after we revised our long-term incentive program in response to stockholder feedback. We will continue to consider the outcome of our Say-on-Pay Proposal and other stockholder feedback when determining future compensation policies and decisions for our NEOs.

Pay for Performance in 2020

Our CEO's strategic actions positioned KBR for long-term growth, and 2020 was the fourth consecutive year that we saw these actions deliver strong results and improved stockholder value. Our adjusted EPS[(1)] increased by 2.4% from 2019, and our net income to cash flow conversion was 146%, an increase of 15% from 2019.

The alignment of our CEO's compensation with company performance and stockholder value during his six-year tenure is provided in the charts below and on the next page.





KBR EARNINGS PER SHARE

* EPS reflects our net income divided by the outstanding shares of our common stock. Adjusted EPS excludes certain amounts included in diluted EPS. While our 2020 EPS decreased from 2019 mainly due to restructuring and impairment charges taken in 2020, our 2020 Adjusted EPS excluding these charges and other items increased from 2019. A reconciliation of EPS to Adjusted EPS is provided on the last page of this proxy statement.

EBITDA GROWTH AND STRATEGIC ACTIONS





$311MM
$311MM
ADJUSTED
$55MM
$55MM
ADJUSTED
$333MM
ADJUSTED
$320MM
$504MM
$412MM
ADJUSTED
$471MM
ADJUSTED
$459MM
$478MM*
ADJUSTED
$151MM

June 2014
Appointment as CEO + inception of Zero Harm.

2015
Restructuring of KBR's businesses into three core markets: Government, Energy and Technology. Divestures of non-strategic businesses.

2016
Acquisition of Wyle, Inc. and Honeywell Technology Solutions Inc. (together "KBRWyle").

2017
Growth in key areas across KBR's space portfolio with seat on NASA REMIS contract. Acquisition of Sigma Bravo in Australia.

2018
Acquisition of Stinger Ghaffarian Technologies, Inc. and our partner's interest in Aspire Defence Holdings Limited.

2019
Global sustainability program development. Increased focus on human capital by inclusion and diversity lead appointment. Backlog growth due to LOGCAP V win. Rebranded company launch.

2020
Acquisition of Centauri, LLC. Restructuring of KBR's businesses into two core markets: Government and Sustainable Technology. Established a goal of net-zero carbon emissions by 2030, linked ESG goals to executive compensation, and achieved carbon neutrality in 2019.

* *EBITDA reflects our earnings before interest income/expense, income taxes, other non-operating income/expense, and depreciation and amortization. Adjusted EBITDA excludes certain amounts included in EBITDA. While our 2020 EBITDA decreased from 2019 mainly due to restructuring and impairment charges taken in 2020, our 2020 Adjusted EBITDA excluding these charges and other items increased from 2019. A reconciliation of net income to Adjusted EBITDA is provided on the last page of this proxy statement.*

Overview of Executive Compensation Philosophy, Policies and Practices

KEY CONSIDERATIONS IN DETERMINING EXECUTIVE COMPENSATION

Our Compensation Committee regularly reviews the elements of the individual compensation packages for our CEO and Senior Executive Management. In determining executive compensation, our Compensation Committee strives to ensure that:

l Pay packages align executives' interests with our stockholders' interests;

l Performance metrics are sufficiently challenging;

l Target pay packages reflect an appropriate mix of short-term and long-term incentives; and

l Total compensation, as well as each individual compensation element, is targeted near the 50th percentile of the competitive market for good performance and above the 50th percentile of the competitive market for consistent, outstanding performance, taking into consideration factors like differences in our NEOs' respective responsibilities compared to responsibilities ascribed to their counterparts at our peers, as well as experience, retention risk, and internal equity.

Our executive compensation program is regularly reviewed to ensure that it remains consistent with these objectives and is administered in accordance with established compensation policies.

POLICIES AND PRACTICES

Below is a summary of our compensation policies and practices in place during 2020:

Clawbacks	l If our Compensation Committee determines that an officer or employee has been paid incentive compensation (either cash or equity) based on financial results that are later restated, the Company may seek recovery of any overpayments.
Stock Ownership Guidelines	l We require our NEOs to own a significant amount of KBR stock to align their interests with our stockholders' interests.
No Pledging	l Officers may not pledge KBR stock.
No Hedging	l Officers may not hedge KBR stock.
Market Comparison	l Our Compensation Committee strives to set base salary, short-term incentives, long-term incentives, and total compensation levels near the median of our peer companies for good performance, and above the 50th percentile of the competitive market for consistent, outstanding performance.
Performance-Based Compensation	l A majority of our NEOs' compensation is performance-based and varies depending on the achievement of absolute and relative performance goals.
Double-Trigger	l Our severance and change-in-control agreements require a double-trigger for a change-in-control termination (i.e., the occurrence of both a change in control and a termination of employment within two years thereafter) in order for an executive to receive change-in-control benefits.
No Employment Agreements	l Our NEOs do not have employment agreements.
No Tax Gross-Ups	l We do not provide excise tax gross-up agreements.
No Option Repricing	l We prohibit the repricing of KBR stock options.

ROLE OF THE CEO

During 2020, our CEO made recommendations to our Compensation Committee regarding the compensation and incentives for our Senior Executive Management other than himself. Our CEO also:

l recommended performance measures, target goals and award schedules for short-term and long-term incentive awards, and reviewed performance goals for consistency with our projected business plan;

l reviewed competitive market data for Senior Executive Management positions; and

l developed specific recommendations regarding the amount and form of equity compensation to be awarded to our Senior Executive Management.

ROLE OF THE BOARD AND THE COMPENSATION COMMITTEE

Each December our non-executive directors meet in executive session to evaluate the performance of our Chief Executive Officer. In evaluating our CEO, the non-executive directors consider qualitative and quantitative elements of the CEO's performance, including:

l leadership and vision;

l integrity;

l keeping the Board informed on matters affecting KBR and its operating units;

l performance of the business, including such measurements as total stockholder return ("TSR") and achievement of financial objectives and goals;

- development and implementation of initiatives to provide long-term economic benefit to KBR;

- accomplishment of strategic objectives;and

- development of management.

Based on the CEO's recommendations and in concert with him, our Compensation Committee annually reviews and approves the

compensation and incentive awards for our Senior Executive Management.

The CEO's evaluation and compensation for the next full year, including an evaluation of whether the CEO has created adequate management succession and development programs, are communicated to the CEO by the non-executive Chairman of the Board after review and approval by our Compensation Committee and the full Board of Directors (other than the CEO).

THIRD-PARTY CONSULTANTS

Under its charter, our Compensation Committee is authorized to retain a compensation consultant and has the sole authority to approve the consultant's fees and other retention terms. While we believe that retaining third-party consultants is an efficient way to keep current regarding competitive compensation practices, our Compensation Committee does not accord undue weight to the advice of outside professional advisors. Instead, we design and adjust our compensation program to address the program's intended objectives.

In 2020, our Compensation Committee used the services of one compensation consulting firm, Meridian Compensation Partners, LLC ("Meridian"). Our Compensation Committee engaged and managed its relationship with Meridian directly, and Meridian reported directly to our Compensation Committee.

Meridian's work for KBR included advising our Compensation Committee, as requested, with respect to all executive compensation matters and various director compensation matters. In particular, Meridian was engaged to provide the following:

- A review of our short-term incentive program;

- A review of CEO pay considerations for 2020;

- A review of our short-term incentive design for 2020;

- A 2020 proxy update;

- A review of the peer groups used to assess the competitiveness of our executive compensation programs for the 2020-2021 compensation cycle;

- Regular updates on notable legislative and regulatory activities;

- Regular updates on the valuation of our long-term performance awards;

- A competitive market study of executive compensation for Senior Executive Management;

- A competitive market study of non-executive director compensation;

- A review of the risk profile of the proposed long-term incentive performance metrics for 2021;

- A realizable pay analysis;

- A review of the CEO's 2021 executive compensation recommendations for Senior Executive Management; and

- A review of the CEO's compensation for 2021.

Outside of providing executive and director advisory services to our Compensation Committee, Meridian provided no other services to us or our affiliates. In May 2020, our Compensation Committee reviewed the independence factors approved by the SEC (as well as other factors identified by the NYSE) as affecting the independence of a consultant or adviser, including the following:

- Whether Meridian provides other services to KBR;

- The amount of fees Meridian received from KBR as a percentage of that firm's total revenue;

- Meridian's policies and procedures that are designed to prevent conflicts of interest;

- Whether there is any business or personal relationship between an individual Meridian compensation consultant or other adviser and a member of our Compensation Committee;

- Whether there is any business or personal relationship of the compensation consultant or other advisor or the compensation consultant's or other advisor's employer with any of the executive officers of KBR;

- Whether Meridian or any of its principals or employees owns any stock of KBR; and

- Whether Meridian or any of its principals or employees has a business or personal relationship with an executive officer of KBR.

Based on the results of this review, our Compensation Committee confirmed Meridian's independence and lack of a conflict of interest in 2020, and approved the continued retention of Meridian.

PEER GROUPS

In the design and administration of our 2020 executive compensation programs for our Named Executive Officers, our Compensation Committee considered competitive market data from two distinct peer groups: our "Core Peer Group" and our "Diversified Peer Group." As discussed below under "Elements of Compensation—KBR Long-Term Performance Cash and Stock Awards," the Compensation Committee also refers to a "TSR Peer Group" for limited purposes related to the NEOs' long-term incentive awards.

The Core Peer Group is composed of thirteen companies whose primary operations involve providing highly technical and professional services to the U.S. government and the engineering, construction, and services industry. We believe these are the companies against which KBR most competes for employees and business. The Core Peer Group used for 2020 compensation decisions consisted of the following companies:

Company (Data in billions — as of 12/31/2019)	Revenues	Assets	Market Cap
AECOM Technology Corporation[1]	$ 20.173	$ 14.462	$ 6.775
Booz Allen Hamilton Holding Corporation[2]	$ 6.704	$ 3.832	$ 9.985
CACI International Inc[3]	$ 4.986	$ 5.087	$ 6.260
EMCOR Group, Inc.	$ 9.175	$ 4.830	$ 4.846
Fluor Corporation	$ 14.348	$ 7.967	$ 2.646
Jacobs Solutions Inc.[4]	$ 12.738	$ 11.463	$ 11.970
Leidos Holdings, Inc.	$ 11.094	$ 9.367	$ 13.858
ManTech International Corporation	$ 2.223	$ 2.108	$ 2.150
McDermott International, Inc.	$ 8.431	$ 8.737	$ 0.123
Quanta Services, Inc.	$ 12.112	$ 8.332	$ 5.793
Science Applications International Corporation[5]	$ 4.659	$ 4.563	$ 5.150
TechnipFMC plc	$ 13.409	$ 23.519	$ 9.585
Vectrus, Inc.	$ 1.383	$ 0.636	$ 0.590
MEDIAN (INCLUDING KBR)	**$ 8.803**	**$ 6.665**	**$ 5.472**
KBR, INC.	**$ 5.639**[6]	**$ 5.364**	**$ 4.322**

(1)   AECOM Technology Corporation's Revenues and Assets are as of 9/30/2019 and Market Cap is as of 12/31/2019.

(2)   Booz Allen Hamilton Holding Corporation's Revenues and Assets are as of 3/31/2019 and Market Cap is as of 12/31/2019.

(3)   CACI International Inc.'s Revenues and Assets are as of 6/30/2019 and Market Cap is as of 12/31/2019.

(4)   Jacobs Solutions Inc.'s Revenues and Assets are as of 9/30/2019 and Market Cap is as of 12/31/2019.

(5)   Science Applications International Corporation's Revenues and Assets are as of 1/31/2019 and Market Cap is as of 12/31/2019.

(6)   KBR's revenue does not include our share of revenue from our unconsolidated joint ventures, which was approximately $1.3 billion in 2019.

The compensation data for our Core Peer Group was obtained from publicly available sources, including proxy statements and Form 4 and 8-K disclosures, and was not adjusted.

In addition to reviewing publicly available data for the Core Peer Group, our Compensation Committee also assesses the competitiveness and reasonableness of the compensation programs for our Named Executive Officers against data from a supplemental group of companies that crosses multiple industries and includes companies of similar size and scope as KBR. For 2020 compensation decisions, the Diversified Peer Group consisted of 22 companies that were participants in the Equilar Executive

Compensation Survey (which Meridian used to analyze peer company compensation data that was not publicly available). The companies in the Diversified Peer Group were generally selected based on revenue, size, complexity, performance, and the nature of their principal business operations, with specific emphasis on engineering and construction, heavy industrial, manufacturing, and government services. Our Compensation Committee believes the Diversified Peer Group appropriately represents both the local Houston and the broader market for key management and technical talent.

The Diversified Peer Group used for 2020 compensation decisions consisted of the following companies:

AECOM Technology Corporation	Huntington Ingalls Industries, Inc.	Science Applications International Corporation
Boise Cascade Company	Jacobs Solutions Inc.	Teradata Corporation
Booz Allen Hamilton Holding Corporation	L3Harris Technologies, Inc.	Tetra Tech, Inc.
Dover Corporation	Leidos Holdings Inc.	Timken Corporation
EMCOR Group, Inc.	Lennox International Inc.	Unisys Corporation
Flowserve Corporation	McDermott International, Inc.	Visteon Corporation
Fluor Corporation	Meritor Inc.	
Hubbell Inc.	Quanta Services, Inc.	

During 2020, our Compensation Committee asked Meridian to review the appropriateness of the Core and Diversified Peer Groups for assessing the competitiveness of our executive compensation programs considering the Company's latest business restructuring to reshape and focus its portfolio around two segments – Government Solutions and Sustainable Technology Solutions. The review considered several factors relating to the constituent companies, including an analysis of certain financial metrics (such as, revenue, net assets, market capitalization, enterprise value, and number of employees) drawn from the Equilar Executive Compensation Survey, business strategies, the effects of corporate transactions, and the availability of market data. As a result of this review, our Compensation Committee updated our Core Peer Group for 2021 compensation decisions by removing six companies (five with energy and other traditional engineering, procurement, and construction business models and one that was too small from a revenue standpoint) and adding three companies with business models focused on government services and technology. Specifically, AECOM Technology Corporation, EMCOR Group, Inc., McDermott International, Inc., Quanta Services, Inc., TechnipFMC plc, and Vectrus, Inc. were removed and Parsons Corporation, Perspecta Inc., and Unisys Corporation were added. Our Compensation Committee also made changes to our Diversified

Peer Group by removing nine companies due to industry mismatch or lack of participation in the Equilar Executive Compensation Survey and adding five companies. Specifically, AECOM Technology Corporation, Boise Cascade Company, EMCOR Group, Inc., Jacobs Solutions Inc., Lennox International Inc., McDermott International, Inc., Meritor Inc., Quanta Services, Inc., and Visteon Corporation were removed and BAE Systems plc, Conduent Incorporated, Gartner, Inc., ManTech International Corporation, and Textron Inc. were added.

Regardless of the outcome of our Say-on-Pay Proposal, our Corporate Secretary reaches out to our largest investors bi-annually to maintain an open dialogue about our compensation policies, practices, and structure, and to receive feedback on elements that could be changed to better align with stockholders' interests. In 2020, we reached out to our largest 25 investors in April for comment on our 2020 proxy. Our Corporate Secretary had calls with or heard from investors representing approximately 29% of our outstanding stock. A majority of the investors we spoke with did not mention any major concerns. We did hear from several investors a preference that a majority of our long-term incentives should be in stock rather than cash. We made changes in response to this feedback by denominating the TSR portion of our Long-Term Cash Performance Awards in stock.

Summary of 2020 Target Compensation of Named Executive Officers

The table below reflects target annual compensation and is not intended to replace the more detailed information provided in the Summary Compensation Table. The target dollar amounts for restricted stock units are rounded to the next whole share upon grant.

			Target 2020 Long-Term Performance Incentives		
	2020 Base Salary	Target 2020 Short-Term Incentive	Time-Based Restricted Stock Units Target Dollar Amount	Performance Cash and Stock Award Target Dollar Amount	Total Target Amount
Mr. Bradie	$ 1,135,000	$ 1,475,500	$ 2,083,333	$ 4,166,667	$ 8,860,500
Mr. Sopp	$ 652,800	$ 587,520	$ 500,000	$ 1,000,000	$ 2,740,320
Mr. Ibrahim	$ 570,000	$ 513,000	$ 333,333	$ 666,667	$ 2,083,000
Mr. Bright	$ 570,000	$ 513,000	$ 333,333	$ 666,667	$ 2,083,000
Ms. Akerson	$ 475,000	$ 427,500	$ 283,333	$ 566,667	$ 1,752,500

Elements of Compensation

Our executive compensation program has been designed to ensure that KBR can attract and retain talented executives who are motivated to pursue KBR's strategies, focus employees' efforts, help achieve business success, and align with stockholders' interests. There is no pre-established formula for the allocation between cash and non-cash compensation or between short-term and long-term compensation. Instead, each year our Compensation Committee determines, in its discretion and business judgment, the appropriate level and mix of compensation to reward our NEOs for near-term superior performance and to encourage commitment to our long-range strategic business goals. When making these decisions, our Compensation Committee is always mindful of our philosophy that the majority of Named Executive Officer compensation should vary with Company performance.

As shown below, a significant portion of our NEOs' target annual compensation in 2020 was performance-based.


CEO's TARGET COMPENSATION
67% Performance Based
13% Base Salary
100% Performance Based
70% Long-Term Incentives
17% Short-Term Incentives (Annual)
33% Non-Performance Based
AVERAGE OF OTHER NEOs' TARGET COMPENSATION
67% Performance Based
26% Base Salary
50% Long-Term Incentives
100% Performance Based
24% Short-Term Incentives (Annual)
33% Non-Performance Based
"Other NEOs" includes all NEOs except for the CEO.

Our 2020 executive compensation program consisted of three core elements of direct compensation: base salary, short-term (annual) incentives, and long-term incentives. Each of these elements is described below.

BASE SALARY

We pay our NEOs market-competitive base salaries for the skills and experience they bring to their respective roles. Our Compensation Committee then uses its discretion to adjust market-based amounts to reflect:

l Leadership and individual performance;

l Internal pay equity;

l Level of responsibility;

l Experience in current role and equitable compensation relationships among our executives; and

l External factors involving general economic conditions and marketplace compensation trends.

COVID-19 Pay Sacrifices in 2020

In response to the impact of the COVID-19 pandemic, which severely disrupted the economy and compounded the downturn of the energy market, our Compensation Committee and, with respect to the CEO and non-executive directors, our Board approved pay sacrifices during 2020 as a measure to reduce Company costs. Specifically, our CEO's base salary and non-executive directors' cash retainers were reduced by 15% for the five-month period beginning April 1 and ending August 31. Our NEOs' base salaries were reduced by 10% for the same five-month period except that Mr. Ibrahim elected to continue his pay sacrifice until December 31, 2020, due to the strategic reorganization and reduction in size of his business segment. The five-month, 10% base salary reduction also applied to any employee with a base salary of at least $100,000 (or the equivalent in local currency) except for employees who were supporting a U.S. government contract. The 10% base salary reduction applied to employees in Mr. Ibrahim's business segment continued until December 31, 2020.

The base salary reductions did not impact the target 2020 STI award opportunities for our NEOs (or any employee eligible to receive a 2020 STI award) because a participant's target STI award opportunity is calculated based on their annual base salary as determined on the first day of January during the applicable calendar year (or the first day an employee becomes eligible to participate in the STI plan if such day occurs after the first day of January).

The table below shows the base salaries for our Named Executive Officers, effective January 1, 2020, and the amount of their COVID-19 pay sacrifices in 2020:

Name	Increase (% of 2019 Base Salary)	2020 Base Salary	COVID-19 Pay Sacrifice (% of 2020 Base Salary)	Basis for 2020 Base Salary Decision
Mr. Bradie	$ 35,000 (3.2%)	$ 1,135,000	$ 71,375 (6.3%)	Core Peer Group data and strong performance.
Mr. Sopp	$ 0 (0%)	$ 652,800	$ 27,368 (4.2%)	Core Peer Group data.
Mr. Ibrahim	$ 10,000 (1.8%)	$ 570,000	$ 42,092 (7.4%)	Core Peer Group data and internal equity.
Mr. Bright	$ 70,000 (14%)	$ 570,000	$ 24,116 (4.2%)	Core Peer Group data and internal equity.
Ms. Akerson	$ 25,000 (5.6%)	$ 475,000	$ 19,914 (4.2%)	Core Peer Group data.

SHORT-TERM INCENTIVES (ANNUAL)

Our Compensation Committee established the KBR Senior Executive Performance Pay Plan (the "Performance Pay Plan") to reward Senior Executive Management for improving financial results for our stockholders and to provide a means to link cash compensation to KBR's short-term performance compared to annual goals. The Performance Pay Plan was created under the stockholder-approved KBR Stock and Incentive Plan, which is described in more detail below.

Incentive Award Opportunities

In December 2019, our Compensation Committee met to determine the 2020 target awards for our Named Executive Officers under the Performance Pay Plan. These STI awards, which are expressed as percentages of base salary, were generally set to be consistent with the median target awards for those in similar positions within our Core and Diversified Peer Groups. The STI award opportunities for 2020 are shown below:

Executive	Threshold (% of Base Salary)	Target (% of Base Salary)	Maximum (% of Base Salary)	Increase to Target Award from 2019
Mr. Bradie	32.5%	130%	260%	5%
Messrs. Ibrahim, Bright, and Sopp and Ms. Akerson	22.5%	90%	180%	5%

2020 STI Performance Metrics

The performance metrics we used for 2020 STI awards focus our NEOs on the key measures of success in connection with the execution of our strategic plan. In 2020, our Compensation Committee made changes to our STI plan to further emphasize the link between pay and Company performance. The company-wide EPS and Operating Cash Flow metric weightings were increased from 40% to 45% and 20% to 25%, respectively, while the individual KPIs metric weighting decreased from 30% to 20%. These shifts in weightings made the two financial metrics more important than individual KPIs. Our Compensation Committee updated the targets for each metric to ensure they remained challenging and competitive. The table below summarizes the 2020 performance metrics and weightings for our CEO and other NEOs.

Performance Metric	Weighting	Rationale
KBR Adjusted EPS Measures net income divided by the weighted average number of fully diluted Company shares outstanding.	45%	This metric helps to align our NEOs with the interests of our stockholders because strong EPS generally increases the value of our stock. We consider buybacks when reviewing EPS achievement to provide for an accurate comparison against the pre-established target.
KBR Adjusted Consolidated Operating Cash Flow ("OCF") KBR OCF measures the amount of cash generated by KBR's operations.	25%	Our OCF target is based on KBR's 2020 budgeted Cash Flow from Operations and is aligned with our capital deployment strategy. This metric ensures that our NEOs focus on cash management.
KPIs KPIs are individual performance metrics typically specific to each NEO. However, due to the unusual nature of 2020, the CEO's KPIs applied to the other NEOs. The KPIs are described on page 54.	20%	KPIs allow us to reward individual contributions to KBR's key strategy focus areas.
KBR Consolidated Safety Safety measures the total recordable incident rate ("TRIR"), which is calculated as the number of recordable incidents for every 200,000 work-hours, for consolidated KBR.	5%	Emphasizing this historic metric promotes the safety of all employees of the Company and its affiliates. Safety incentives also help reduce costs for the Company.
Response to COVID-19 Crisis Measures the health, safety, and wellbeing of employees during the pandemic.	5%	This metric helped ensure: effective management of employees working from home and a safe office environment for employees unable to do so; revised office layouts for employees' return to work and implementation of COVID-19 guidelines and policy; and strong leadership through crisis, including communications and education regarding the pandemic.

We believe the above metrics are most important for measuring our NEOs' efforts to drive KBR's growth and create value for our stockholders.

Target Award Levels

When establishing target levels for the STI awards for 2020, our Compensation Committee considered, among other things, projected Company performance, strategic business objectives, and forecast general business and industry conditions. At the time the target levels are established, the outcome is intended to be substantially uncertain but achievable, and to require better than expected performance from our NEOs. Our Compensation Committee adopted target levels for our STI award schedule that maintained the same rigor as the performance targets from the prior year, especially in light of our strategic goal to position KBR for long-term growth.

For KBR Adjusted EPS, our Compensation Committee set the threshold and maximum level at the bottom and top of our adjusted EPS guidance of $1.50 to $1.80, which was included in Exhibit 99.1 to

our Form 8-K filed on April 29, 2020. KBR's 2020 adjusted EPS was $1.73 (see reconciliation under the section titled "Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow" at the end of this proxy statement).

For KBR's Adjusted Consolidated Operating Cash Flow ("OCF"), our Compensation Committee set the threshold and maximum level at the bottom and top of our adjusted OCF guidance of $175MM to $225MM, which was included in Exhibit 99.1 to our Form 8-K filed on April 29, 2020.

The 2020 target level for the Consolidated Safety TRIR performance metric was set at 0.189, which was the top quartile TRIR measured by the Construction Industry Institute.

Our Compensation Committee established the 2020 target award levels shown below, with metric results and actual payouts certified in February 2021.

2020 SHORT-TERM INCENTIVES TABLE

Weight	Performance Metric	Threshold	Target	Maximum	Metric Result	Metric Payout
45%	KBR Adjusted EPS[1]	$1.50	$1.65	$1.80	$1.73	68.9%
25%	KBR Adjusted Consolidated OCF[2]	$175MM	$200MM	$225MM	$289.3MM	50.0%
5%	Response to COVID-19 Crisis[3]	ME	SE	EE	SE	5.0%
5%	KBR Consolidated Safety (TRIR)[4]	0.202	0.189	0.176	0.088	10.0%
20%	KPIs[5]	ME	SE	EE	SE	20.0%
TOTAL FORMULAIC RESULT						**153.9%**
NEGATIVE DISCRETION FOR ONE KBR[6]						**(63.9%)**
ACTUAL PAYOUT						**90.0%**

(1) The 2020 EPS metric result of $1.73 relates to the achieved adjusted EPS for the year. A reconciliation of EPS to adjusted EPS is provided at the end of this proxy statement.

(2) The 2020 OCF metric result of $289.3MM relates to the achieved adjusted consolidated OCF for the year. A reconciliation of OCF to adjusted OCF is provided at the end of this proxy statement.

(3) The Response to COVID-19 performance metric was related to the health, safety and wellbeing of KBR employees including, but not limited to: (i) the management of staff working from home and creating a safe office environment for those unable to do so; (ii) setting up offices for employees' return to work, including implementing guidelines and policy to ensure a safe environment; and (iii) leadership through crisis, including communications and education regarding the pandemic. The Threshold, Target and Maximum performance goals of ME, SE, and EE, respectively, are a discretionary rating system similar to what is used in employee performance reviews. ME = Meets Expectations; SE= Surpasses Expectations; EE= Exceeds Expectations.

(4) The KBR Consolidated Safety (TRIR) metric excluded COVID-19.

(5) The CEO's KPIs applied to the other NEOs for the 2020 plan year. The CEO's KPIs are detailed in the section titled "KPIs for All NEOs."

(6) The negative discretion applied for One KBR is detailed below.

Negative Discretion for One KBR

With support from Senior Executive Management, our Compensation Committee exercised negative discretion to reduce the 2020 STI payout percentage of our NEOs to 90% (93.7% for Mr. Ibrahim) to align their 2020 STI payout percentages with those of all other employees. While we met or exceeded target and, in two cases, exceeded maximum for the safety and financial goals we set in our 2020 STI Plan, our Senior Executive Management and Compensation Committee believed it was important to reduce the 2020 STI payouts because 2020 was a challenging year during which KBR implemented reductions in force and pay sacrifices. The negative discretion was applied uniformly to all 2020 STI payout awardees, with a

few exceptions, to reinforce the One KBR value that "We Are a Team of Teams." Specifically, the 2020 STI payout percentage of our NEOs was reduced by 63.9 percentage points, except for Mr. Ibrahim, who received a discretionary reduction of approximately 60.2 percentage points, to align their 2020 STI payout percentages, 90% and 93.7%, respectively, with the 2020 STI payout percentages, generally 90%, of all other employees who received a 2020 STI payout. Mr. Ibrahim received a slightly higher 2020 STI payout percentage in recognition of his exceptional performance as well as the positive outcome with respect to restructuring KBR's Technology and Energy businesses into the Sustainable Technology Solutions business segment.

 

KPIs for All NEOs

Generally, our Compensation Committee and, with respect to the CEO, our Board approve the NEOs' individual, strategic performance metrics that will comprise their KPIs for the STI plan year. Approving KPIs that are specific to each NEO incentivizes individual contributions to KBR's key strategy focus areas. However,

due to the unprecedented events of 2020 that necessitated the NEOs' unified focus on several, company-wide matters, our Compensation Committee decided that Mr. Bradie's KPIs should apply to the other NEOs. As a result, Mr. Bradie and the other NEOs earned the same KPI payout of 20% as provided below.

Weight	KPI	Threshold	Target	Maximum	KPI Result	KPI Payout
$6\,^2/_3$%	Manage through energy market downturn and pandemic crisis: l Transition to working from home; l Stand up IT infrastructure and digital communication tools; l Robust return to work plan and implementation; l Simplification and restructuring where required to manage cost; l Communications response both internal and external; l Use the success of working from home to "Reimagine how we deliver" and advance sustainability agenda; and l Effectively managing liquidity and strategic options.	ME	SE	EE	SE	$6\,^2/_3$%
$6\,^2/_3$%	Succession planning and leadership development, including inclusion and diversity.	ME	SE	EE	SE	$6\,^2/_3$%
$6\,^2/_3$%	No material weakness as we transition to working from home and roll out Costpoint[1] 2.0 and OnBase[2].		No Material Weakness		No Material Weakness	$6\,^2/_3$%
TOTAL KPI PAYOUT						**20%**

(1) Costpoint is an enterprise resource planning and management solution software for government contractors. KBR implemented Costpoint in 2019 in certain locations to standardize processes across the globe.

(2) OnBase is a single enterprise information platform designed to manage content, processes, and cases. KBR implemented OnBase in 2020 as the new global e-commerce procure to pay solution.

STI Payout for Mr. Bradie

CEO and Target	STI Payout per Formulaic Metrics Results (excluding KPIs)	Negative Discretion for One KBR	KPI Payout	Actual Payout
Mr. Bradie	$1,975,694.50	$(942,844.50)	$295,100	$1,327,950
Target 130%	133.9% of target	(63.9%)	20%	90% of target

STI Payout for Mr. Sopp

NEO and Target	STI Payout per Formulaic Metrics Results (excluding KPIs)	Negative Discretion for One KBR	KPI Payout	Actual Payout
Mr. Sopp	$786,689.28	$(375,425.28)	$117,504	$528,768
Target 90%	133.9% of target	(63.9%)	20%	90% of target

STI Payout for Mr. Ibrahim

NEO and Target	STI Payout per Formulaic Metrics Results (excluding KPIs)	Negative Discretion for One KBR	KPI Payout	Actual Payout
Mr. Ibrahim	$686,907	$(308,807)	$102,600	$480,700
Target 90%	133.9% of target	(60.2%)	20%	93.7% of target

Mr. Ibrahim received a slightly higher 2020 STI payout percentage in recognition of his exceptional performance as well as the positive outcome with respect to restructuring KBR's Technology and Energy businesses into the Sustainable Technology Solutions business segment.

STI Payout for Mr. Bright

NEO and Target	STI Payout per Formulaic Metrics Results (excluding KPIs)	Negative Discretion for One KBR	KPI Payout	Actual Payout
Mr. Bright	$686,907	$(327,807)	$102,600	$461,700
Target 90%	133.9% of target	(63.9%)	20%	90% of target

STI Payout for Ms. Akerson

NEO and Target	STI Payout per Formulaic Metrics Results (excluding KPIs)	Negative Discretion for One KBR	KPI Payout	Actual Payout
Ms. Akerson	$572,422.50	$(273,172.50)	$85,500	$384,750
Target 90%	133.9% of target	(63.9%)	20%	90% of target

Changes Made to KBR's 2021 STI Plan

In 2021, our Compensation Committee decided to replace the two safety performance metrics of the 2020 STI plan, which were each weighted 5%, with one sustainability performance metric, which is weighted 10%, for the 2021 STI plan. This change reflects KBR's continued focus on sustainability. No other changes were made in 2021 because the changes made to the other performance metrics in 2020 (increasing the EPS performance metric weighting from 40% to 45%, increasing the Operating Cash Flow performance metric from 20% to 25%, and decreasing the KPI metric weighting from 30% to 20%) were still considered to be aligned with the interests of the Company and our stockholders and the goals are set at rigorous levels.

Additional 5% Short-Term Incentive Payout for No Control Deficiency

In 2019, our Compensation Committee exercised a 10% negative discretion on the 2019 STI payout of our NEOs involved with internal controls over financial reporting and responsible for corporate operations. The negative discretion was applied due to a control deficiency in our internal controls within a newly implemented enterprise resource planning ("ERP") system in our Government Solutions business segment during the second quarter of the year.

Messrs. Bradie, Sopp and Bright, who are involved with internal controls over financial reporting and responsible for corporate operations, were negatively affected. To incentivize these executives to ensure no control deficiencies in 2020 related to our ERP system, our Compensation Committee elected to provide a 5% STI payout based on their 2019 salary if there was no control deficiency in 2020. The Compensation Committee certified that there was no control deficiency in 2020 related to the ERP system, and each of the affected NEOs received a 5% STI payout. In February 2021, Mr. Bradie received $68,750, Mr. Sopp received $27,744, and Mr. Bright received $21,250.

LONG-TERM PERFORMANCE INCENTIVES

Under the KBR Stock and Incentive Plan, our Compensation Committee made grants to our Named Executive Officers in 2020 in the form of KBR Long-Term Performance Cash and Stock Awards and KBR Restricted Stock Units. The KBR Stock and Incentive Plan, the methodology used by our Compensation Committee to determine the mix of awards to grant, and the actual 2020 grants to the NEOs are described on the next page.

Stock awards approved by our Compensation Committee are generally effective on the date of the meeting at which the approval occurs. Stock option grants, when approved by our Compensation Committee, are never issued with an exercise price below the fair market value of our common stock on the date of grant.

KBR Stock and Incentive Plan

We use long-term performance incentives to achieve the following objectives:

l reward consistent value creation and achievement of operating performance goals;

l align management's interests with stockholders' interests; and

l encourage long-term perspectives and commitment.

Long-term incentives represent the largest component of the total executive compensation opportunity for our executives. We believe this is appropriate given our belief that executive pay should be closely tied to stockholders' long-term interests.

The KBR Stock and Incentive Plan provides for a variety of cash and stock-based awards, including nonqualified and incentive stock options, restricted stock/units, performance shares/units, stock appreciation rights, and stock value equivalents, also known as phantom stock. The KBR Stock and Incentive Plan allows our Compensation Committee the discretion to select from among these types of awards to establish individual long-term incentive awards.

Our Compensation Committee met in December 2019 to review the number of shares available under the KBR Stock and Incentive Plan for future stock-based awards and to review the CEO's recommendations on the value of the long-term incentive awards to our Senior Executive Management. In addition, our Committee met in February 2020 to review and approve the amount and appropriate mix of long-term incentive awards to be granted to our Named Executive Officers.

Target Award Levels

For purposes of establishing the target dollar value of the long-term incentive awards, our Compensation Committee engaged Meridian to review our Named Executive Officers' long-term incentive compensation.

Based on this review and related information about our peer groups, our Compensation Committee elected to increase the long-term incentive target dollar values for our Named Executive Officers except for Ms. Akerson, as outlined in the below table:

Name	2020 Long-Term Incentive Target Dollar Value of Award	Increase (% of Target 2019 Long-Term Incentive Award)	Basis for Decision
Mr. Bradie	$ 6,250,000	$ 250,000 (4%)	Core Peer Group data and strong performance.
Mr. Sopp	$ 1,500,000	$ 250,000 (20%)	Core Peer Group data.
Mr. Ibrahim	$ 1,000,000	$ 150,000 (18%)	Core Peer Group data and internal equity.
Mr. Bright	$ 1,000,000	$ 150,000 (18%)	Core Peer Group data and internal equity.
Ms. Akerson	$ 850,000	$ 0	Core Peer Group data.

Using the long-term incentive target dollar values listed above, our Compensation Committee granted our Named Executive Officers a mix of 66 ⅔% KBR Long-Term Performance Cash and Stock Awards (based on target value) and 33 ⅓% KBR Restricted Stock Units. Our Compensation Committee concluded that this mix of performance cash/stock awards and restricted stock units was consistent with the Company's pay-for-performance objectives. Our Compensation Committee reviewed the mix of equity awards granted by the companies in our Core Peer Group and Diversified Peer Group. KBR awarded a much higher percentage of performance cash and stock awards (66 ⅔%) than the companies in either of our peer groups because our Compensation Committee believes that emphasizing the two performance metrics for these awards — job income sold ("JIS") and sustained TSR — is more likely than other forms of incentive to promote a sustained increase in stockholder value

KBR LONG-TERM PERFORMANCE CASH AND STOCK AWARDS

The KBR Long-Term Performance Cash and Stock Awards are designed to provide selected executives with incentive opportunities that are contingent on the level of achievement of pre-established corporate performance objectives. For the awards granted to our Named Executive Officers in February 2020, our Compensation Committee selected the same performance metrics as were used for the KBR Long-Term Performance Cash Awards granted in 2019: relative TSR and JIS, each weighted 50%. However, in response to our stockholders' feedback to make our compensation program more heavily weighted in stock than in cash, our Compensation Committee amended our 2020 KBR Long-Term Performance Awards payable under the KBR Stock and Incentive Plan with respect to our Senior Executive Management to consist of restricted stock units that are settled in stock rather than in cash for the 50% portion that is based on relative TSR. The increase in stock-based and settled awards ensures executives have a large stake in the long-term financial success of the Company that is aligned with stockholder interests. The terms and importance of the TSR and JIS metrics to KBR are described on the next page.



TOTAL STOCKHOLDER RETURN (TSR)		JOB INCOME SOLD (JIS)		
50%	+	50%	=	TOTAL AWARDS PAYOUT

DEFINITION

KBR's average quarterly TSR over the three-year performance period is compared to the average quarterly TSR of each Company of our TSR Peer Group* over the same period.

OBJECTIVE

The objective of this metric is to directly link the payout to KBR's average TSR performance relative to its peers, promoting stockholders' interest.

DEFINITION

JIS is defined as the Company's and its consolidated subsidiaries' job income from (i) new projects awarded and (ii) earnings growth from contract amendments or scope adjustments to existing projects.

OBJECTIVE

The objective of this metric is to measure and reward sales performance and promote growth, which is one of our key strategic priorities.

**For 2020 compensation decisions, the TSR Peer Group was identical to the Core Peer Group. The Compensation Committee selects an appropriate TSR Peer Group every year, and it does not always overlap perfectly with the Core Peer Group.*

For the 2020 grants, TSR and JIS will be measured over a three-year performance period beginning January 1, 2020, and ending December 31, 2022. Our Compensation Committee believes that a three-year performance award cycle encourages retention and aligns with long-term stockholder returns.

When establishing target levels for these two performance metrics, our Compensation Committee considered, among other things, projected Company performance, KBR's strategic business objectives, and forecast general business and industry conditions. At the time the target levels were established, the outcomes were intended to be substantially uncertain, but achievable.

Our Compensation Committee determined the number of KBR Long-Term Performance Cash and Stock Awards for each Named Executive Officer by multiplying the total long-term incentive target value by 66 ⅔%, one-half of which was allocated to each of the JIS portion and the TSR portion of the award. These type of awards granted prior to 2020 were settled entirely in cash and the number of units granted was based on a $1.00 target value for each unit. For 2020, the Compensation Committee decided that the JIS portion of the award would continue to be based on a $1.00 target value for each unit. The actual value of each unit under the JIS portion of a KBR Long-Term Performance Cash and Stock Award may increase to a maximum of 200% of $1.00, or $2.00, or decrease to below threshold to 0% of $1.00, or $0.00, depending on KBR's performance with respect to the JIS performance goal. Our Compensation Committee changed the manner in which the TSR portion of the performance award works for 2020 so that it would be a stock-based and settled award. Rather than assign a $1.00 target value to each unit under the TSR portion of the award, the Compensation Committee granted a target number of units that each represent the right to receive one share of our common stock, with the number of such units initially determined by dividing the target value of the TSR portion of the award by $27.46, the closing price of a share of our common stock on the date of grant (rounded up to the next whole unit). The number of such units (and, accordingly, the number of shares of our common stock delivered in settlement of the units) under the TSR portion of a KBR Long-Term Performance Cash and Stock Award may increase to a maximum of 200% of the original number of units granted, or decrease to 0% of the original number of units granted, in each case depending on the level of achievement of the TSR performance objective.

TSR Metric

TSR is measured based on a sustained approach rather than a cumulative (point-to-point) approach. Our Compensation Committee believes that measuring TSR just from the beginning of the three-year performance period to the end would not adequately capture stockholder value. To measure sustained performance, we calculate the TSR of each company in the TSR Peer Group (measured using a 20-trading-day average price) every quarter during the three-year performance period. We then calculate the average TSR for each peer company for the three-year performance period by dividing the sum of each company's quarterly TSRs by 12 (the number of calendar quarters in three years). Then we rank KBR's average quarterly TSR against those results. Our Compensation Committee believes this sustained measurement approach is better because, instead of emphasizing a single ending point, this approach considers how investors fare at different times during the three-year performance period.

The TSR percentage is calculated by subtracting KBR's TSR ranking as compared to the TSR Peer Group from the total number of companies in the TSR Peer Group (including KBR), dividing the difference by the number of companies (excluding KBR), and multiplying the quotient by 100%. Assuming a TSR Peer Group of 13 companies (including KBR), the TSR rankings and corresponding payout percentages are shown in the table on the next page.

At the end of each three-year performance award cycle, our Compensation Committee will determine KBR's TSR ranking, and the payout attributable to the TSR performance measure will be computed for each NEO in accordance with the table that follows.

TSR Payout

Performance Level	3-YR TSR Ranking	Percentile	Payout
	1	100.0%	200.0%
Maximum	2	91.7%	200.0%
	3	83.3%	183.3%
	4	75.0%	162.5%
	5	66.7%	141.8%
	6	58.3%	120.8%
Target	7	50.0%	100.0%
	8	41.7%	79.3%
	9	33.3%	58.3%
Threshold	10	25.0%	37.5%
	11	16.7%	0.0%
	12	8.3%	0.0%
	13	0.0%	0.0%

JIS Metric

The remaining 50% of the KBR Long-Term Performance Cash and Stock Awards will be determined based on JIS over the same three-year performance period. JIS is appropriately measured over three years because our projects are long-term in nature and often involve amendments and scope adjustments that might distort a shorter performance period. We believe using three-year JIS as a performance metric incentivizes the NEOs to win the right work, which is one of our key strategic priorities and a means to create long-term growth and position KBR for a strong and stable future amidst economic volatility. The 2020 performance goals and associated payouts for JIS are shown below.

	Threshold	Target	Maximum
Performance Goal	$550MM	$600MM	$650MM
Payout %*	25%	100%	200%

* For a result between threshold and target and target and maximum, the payout is determined by linear interpolation.

For the second and third years in the performance period, our Compensation Committee will set the JIS target at a level that remains rigorous. Our Compensation Committee decided to establish the JIS target one year at a time because it is difficult to forecast JIS beyond one year in the challenging hydrocarbons market. The final award for the JIS metric will be calculated at the end of the three-year performance period as the average of the JIS percentages achieved during each year.

Possible Negative Discretion

In addition to the TSR and JIS performance measures, 20% of the total KBR Long-Term Performance Cash and Stock Awards payout was subject to forfeiture on December 31, 2020, if our Compensation Committee determined, in its sole discretion, that 2020 was not a successful year for us. The possible 20% reduction would be applied only in 2020 if our Compensation Committee decided that 2020 was not a successful year on or before March 31, 2021, and the amount forfeited could not be earned back during the second and third years of the three-year performance period. There was no upside to this discretion; our Compensation Committee was not authorized to increase payouts, even if 2020 was a particularly strong year. On February 19, 2021, our Compensation Committee determined that 2020 was a successful year for KBR and, accordingly, it did not exercise its discretion to cause a forfeiture of 20% of the KBR Long-Term Performance Cash and Stock Awards payout.

Similarly, the KBR Long-Term Performance Cash and Stock Awards that were granted to our NEOs in 2020 provide our Compensation Committee with the discretion to reduce, but not increase, by any amount (including a reduction resulting in no payout) the payments that would otherwise be made with respect to such awards. This negative discretion may be exercised by our Compensation Committee at any time before payment is made with respect to these awards, but it may not be exercised following the occurrence of a corporate change (as defined in the KBR Stock and Incentive Plan).

Results and Payouts for Awards for the 2018-2020 Performance Period

In February 2021, our Compensation Committee certified the results for the KBR Long-Term Performance Cash Awards that were granted on February 27, 2018, based on the same TSR and JIS performance measures. The table on the next page shows those results and the amounts actually paid to each of our Named Executive Officers.

Long-Term Incentive Plan Payout

Our average three-year TSR from January 1, 2018, until December 31, 2020, was 9.9%, and ranked third among our Peer Group applicable to the long-term performance cash award for that period (the members of which are listed in the table below), which resulted in a 76.8% payout.

Company	3-YR TSR Rank	Average 3-YR TSR
Jacobs Solutions Inc.	1	14.2%
Quanta Services	2	10.1%
KBR	**3**	**9.9%**
AECOM Technology Corp.	4	3.5%
EMCOR Group, Inc.	5	0.9%
Chiyoda Corp.	6	(3.6%)
TechnipFMC	7	(16.4%)
Fluor Corp	8	(18.9%)

Our 2020 JIS was $842MM, exceeding the maximum goal of $650MM. Our average three-year JIS from January 1, 2018, to December 31, 2020, earned a payout of 92.5%.

Payout Table for 2018-2020 KBR Long-Term Performance Cash Award Period

	2018 Long-Term Performance Cash Award			Average Total Stockholder Return 2018-2020					Job Income Sold 2018-2020		
Named Executive Officer	Target ($)	Maximum ($)	Actual Payout ($)	Avg TSR (%)	Avg TSR Peer Group Ranking	Avg TSR Payout (%)	50% Weighted Payout (%)	Actual Avg TSR Payout ($)	Avg JIS Payout Ratio	50% Weighted Payout (%)	Actual Avg JIS Payout Ratio Payout ($)
Mr. Bradie	4,000,000	8,000,000	6,772,000	9.9	3rd	153.5	76.8	3,072,000	185	92.5	3,700,000
Mr. Sopp	666,667	1,333,334	1,128,667	9.9	3rd	153.5	76.8	512,000	185	92.5	616,667
Mr. Ibrahim	566,667	1,133,334	959,367	9.9	3rd	153.5	76.8	435,200	185	92.5	524,167
Mr. Bright	500,000	1,000,000	846,500	9.9	3rd	153.5	76.8	384,000	185	92.5	462,500
Ms. Akerson	566,667	1,133,334	959,367	9.9	3rd	153.5	76.8	435,200	185	92.5	524,167

For the 2018 KBR Long-Term Performance Cash Awards, a TSR ranking below the 20th percentile results in zero payout, a ranking in the target 50th percentile results in a target payout of 100%, and a ranking equal to or greater than the maximum 90th percentile results in a maximum payout of 200%. The average TSR for the three-year performance period was 9.9%, which resulted in a ranking of 3rd out of the eight companies in our 2018 TSR Peer Group (McDermott International, Inc. was removed due to bankruptcy, which reduced the number of companies in the 2018 TSR Peer Group, including KBR, from nine to eight), a 71.4% percentile, and a 153.5% average TSR payout. The actual TSR payout was 76.8% after applying the 50% weighting.

The 2018 JIS was $664MM, which was in between the 2018 target goal of $585MM and maximum goal of $730MM and resulted in a 2018 JIS payout ratio of 154.5%. The 2019 JIS was $773MM, which was above the 2019 maximum goal of $740MM and resulted in a 2019 JIS payout ratio of 200%. The 2020 JIS was $842MM, which was above the 2020 maximum goal of $650MM and resulted in a 2020 JIS payout ratio of 200%.The average JIS payout ratio for the three-year performance period was 185%. The actual average JIS payout ratio payout was 92.5% after applying the 50% weighting.

Based on the weightings of 50% each for TSR and JIS, the total payout ratio for the 2018 KBR Long-Term Performance Cash Awards was 169.3% of target.

KBR RESTRICTED STOCK UNITS

The KBR Restricted Stock Units granted to our NEOs in 2020 are subject to a three-year graded vesting schedule, based on continued service with the Company. Dividend equivalents will be paid on restricted stock units at the same time dividends are paid to common stockholders. Our Compensation Committee determined the number of restricted stock units for each Named Executive Officer by multiplying the total long-term incentive target value by 33 ⅓% and dividing the product by $27.46, the closing price of our common stock on the date of grant. Our Compensation Committee selected a three-year vesting schedule to facilitate retention and to provide incentives to enhance long-term value.

As with the KBR Long-Term Performance Cash and Stock Awards, 20% of the restricted stock units were subject to forfeiture on December 31, 2020, in the discretion of our Compensation Committee if it determined on or before the first anniversary of the date of grant that 2020 was not a successful year for us. Any amount of restricted stock units forfeited could not be earned back during the second and third years of the three-year vesting period. On February 19, 2021, our Compensation Committee determined that 2020 was a successful year for KBR and, accordingly, it did not exercise its discretion to cause a forfeiture of 20% of the KBR Restricted Stock Units.

Changes Made to KBR's 2021 Long-Term Incentive Awards

In response to our stockholders' feedback and in consultation with Meridian, our Compensation Committee decided to include certain restrictive covenants in our 2021 Restricted Stock Unit Awards and our 2021 Long-Term Performance Cash and Stock Awards. In order to protect the confidential information pertaining to the Company and its subsidiaries and as additional consideration to the Company for granting the Restricted Stock Unit Awards and the Long-Term Performance Cash and Stock Awards, the award agreements restrict the grantee's ability to (1) compete with the Company and its subsidiaries in certain areas, (2) appropriate any business opportunities of the Company or any of its subsidiaries in those areas, (3) solicit or encourage certain customers or suppliers of the Company or any of its subsidiaries to cease or reduce their business with the Company or any of its subsidiaries, or (4) solicit or encourage employees or contractors of the Company or any of its subsidiaries to terminate their employment or engagement with the Company or any of its subsidiaries. The restrictions described in the preceding sentence are generally in place during the period of the grantee's employment with us and for 12 months thereafter. The new restrictions also prohibit the grantee, both during his or her employment with us and after such employment ends, from using or disclosing any of our confidential information other than for our benefit.

Other Compensation Elements

NONQUALIFIED DEFERRED COMPENSATION

We maintain two active nonqualified deferred compensation plans in which one or more of our Named Executive Officers participate: the KBR Elective Deferral Plan and the KBR Benefit Restoration Plan. Our Compensation Committee approved these plans in April 2007 in order to provide a continuation of benefits to employees who were entitled to such benefits under our prior parent's nonqualified plans. Both of these plans are available to all KBR employees who meet the limits imposed by the Internal Revenue Code or the Employee Retirement Income Security Act, as applicable. KBR continues to maintain these plans because similar plans are offered by many of the companies in our Core Peer Group.

The **KBR Elective Deferral Plan** helps certain employees, including our NEOs, meet their retirement and other future income needs.

No Company contributions are made to fund deferrals under this plan. Benefits under this plan are payable upon a termination of employment or at a future date specified by the employee.

The **KBR Benefit Restoration Plan** provides a vehicle to restore qualified plan benefits that are reduced because of limitations imposed under the Internal Revenue Code or because an employee participates in other Company-sponsored plans. Benefits under this plan are payable upon a termination of employment.

Defined Benefit Pension Plan

Our Named Executive Officers do not participate in any KBR-sponsored defined benefit pension plans.

SEVERANCE AND CHANGE-IN-CONTROL PROTECTION

Since 2008, our Compensation Committee has offered certain members of Senior Executive Management a severance and change-in-control agreement (the "Agreement"). We believe that providing termination benefits under a severance and change-in-control agreement allows the Company to be competitive with the practices of the companies in the Core Peer Group, as well as the general market. In addition, the specific terms for receiving termination benefits under the Agreement serve to motivate and retain key employees. The Agreements offered to our NEOs, which are substantially the same, are further described in the sections titled "2020 Potential Payments Upon Termination or Change in Control" and "Severance and Change-in-Control Agreements."

Our Compensation Committee elected for the Agreement to require a double-trigger change-in-control termination (i.e., the occurrence of both a change in control and a termination of employment within two years thereafter) in order for an executive to receive change-in-control benefits. None of our NEOs' Agreements contain an excise tax gross-up, and our Compensation Committee has committed not to provide for such gross-ups in the future.

Our Compensation Committee offered the Agreement to Mr. Bradie in June 2014, to Ms. Akerson in November 2014, to Mr. Ibrahim in May 2015, to Mr. Sopp in February 2017, and Mr. Bright in January 2021 because each of our other members of Senior Executive Management at those times had an Agreement or to incentivize them to leave their former employer and join the Company. Each NEO's Agreement will terminate automatically on the earlier of (i) the executive's termination of employment with the Company or (ii) two years after a change in control that occurs during the term of the Agreement.

The Agreement provides for:

l Severance termination benefits (prior to a change in control), which, for some members of Senior Executive Management, including Mr. Sopp, were graded based on service time with the Company;

l Double-trigger change-in-control termination benefits (after a change in control); and

l Death, disability, and retirement benefits.

As a condition of receiving these benefits (other than the death and disability benefits), the applicable executive must first execute a release and full settlement agreement.

The Agreement contains customary confidentiality, non-competition, and non-solicitation covenants, as well as a mandatory arbitration provision. In addition, the Agreement contains a clawback provision that allows the Company to recover any benefits paid under the Agreement if our Compensation Committee determines within two years after the executive's termination of employment that the executive's employment could have been terminated for "Cause," as defined in the Agreement. The Agreement provides that all unvested stock options, stock appreciation rights, restricted stock, restricted stock units, and performance cash awards granted to the executive will be forfeited upon involuntary termination not for cause and voluntary termination for good reason. Such awards, however, will fully vest upon a double-trigger change-in-control termination.

OTHER BENEFITS

Generally, our Named Executive Officers participate in the same retirement and health and welfare programs as our other employees. In 2020, our Named Executive Officers participated in the Company's 401(k) plan, under which we made employer matching contributions up to 5.5% of eligible compensation. NEOs' health care and insurance coverage is the same as that provided to other active employees, except that the Named Executive Officers are eligible to receive an executive physical under our Zero Harm initiative and our CEO receives a global welfare plan to ensure he has easy access to medical worldwide due to his extensive business travel.

Named Executive Officers are eligible to receive limited financial planning advice. Otherwise, we typically do not offer perquisites to our Named Executive Officers unless those perquisites are generally available to other employees. Our executives do not have company cars or car allowances, housing, or travel allowances, except if we ask them to relocate. In connection with his international assignment, Mr. Ibrahim received the standard allowances for a car, housing, school, and relocation costs. In addition, Mr. Ibrahim was included in our standard tax equalization program.

To allow for maximum efficiency and productive use of time, we have one Company-leased car and a driver in Houston for use by our Named Executive Officers and others for business purposes. Our Named Executive Officers may use the Company-leased car and the driver for limited personal use only if the car is not being used by another Named Executive Officer for business purposes at that time.

Impact of Accounting, Regulatory, and Tax Requirements on Compensation

We apply the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718-10 for share-based payments to account for and report equity-based compensation. FASB ASC 718-10 requires equity-based compensation expense to be measured based on the grant date fair value of the award. Compensation expense for performance-based awards is measured based on the grant date fair value, which is re-measured at each reporting date through the settlement date. Changes in fair value during the requisite service period or the vesting period are recognized as compensation cost on a straight-line basis over that period. Compensation expense was recognized for restricted stock unit awards.

In the years when we grant stock option awards, the grant date fair value is estimated using option-pricing models. If an award is modified after the grant date, incremental compensation cost is recognized immediately before the modification. The benefits of tax deductions in excess of the compensation cost recognized for the options (excess tax benefits) are classified as addition to paid-in-capital, and cash retained as a result of these excess tax benefits is presented in the statement of cash flows as financing cash inflows.

We carefully review and take into account current tax regulations as they relate to the design of our compensation programs and related decisions. Prior to the enactment of tax reform legislation signed into law on December 22, 2017, which was originally known as the Tax Cuts and Jobs Act (the "TCJA"), Section 162(m) of the Internal Revenue Code limited a company's ability to deduct compensation paid in excess of $1 million during any fiscal year to each of certain named executive officers, unless the compensation was

performance-based as defined under federal tax laws. Subject to certain transitional rules, the TCJA has repealed the exemption for performance-based compensation from the deduction limitation of Section 162(m) of the Internal Revenue Code for taxable years beginning after 2017. Our Compensation Committee historically reviewed and considered the deductibility of our executive compensation programs and provided compensation that was not fully deductible when necessary to retain and motivate certain executive officers and when it was in the best interest of the Company and our stockholders. To the extent compensatory awards are not covered by the transitional rules, the performance-based exception to the deduction limitation under Section 162(m) of the Internal Revenue Code will no longer be available to the Company and annual compensation paid to our covered executives in excess of $1 million will not be deductible; however, the deductability of compensation is only one of the many factors we consider when determining the appropriate level of compensation for our Senior Management Team.

Section 304 of the Sarbanes-Oxley Act of 2002 applies to any cash-or equity-based incentive compensation paid to specified executives where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of restatement.

We are administering all nonqualified, deferred compensation plans and payouts applicable to our Named Executive Officers with the intent to be exempt from, or in compliance with, the provisions of Section 409A of the Internal Revenue Code added under the American Jobs Creation Act of 2004.

Impact of Executive Conduct or a Restatement of Earnings on Compensation (Clawback Policy)

If we determine at any time within two years after the termination of employment of a Named Executive Officer that such executive's employment could have been terminated for Cause, as defined in the executive's Agreement, we retain the right to recover any severance benefits (both cash and equity) provided under the Agreement to such executive. In such a case, the executive agrees to promptly repay such amounts to us.

In addition, our Company's cash and equity incentive programs allow our Compensation Committee to seek recovery of any incentives that are determined to be an overpayment following any restatement of our financial results that impacts the performance metrics on which the incentive awards were calculated.

Stock-Related Policies

STOCK OWNERSHIP GUIDELINES FOR OFFICERS

The Nominating and Corporate Governance Committee of our Board of Directors determined that we should establish stock ownership guidelines for certain of our officers and officers of our subsidiaries in an effort to link these officers' financial interests more closely with those of our stockholders.

Our Board of Directors adopted ownership guidelines for our common stock for executives at the levels indicated below:

Group	Ownership Level
CEO	5x base salary
Level 1 Executives (Direct reports to CEO, including all the NEOs)	3x base salary
Level 2 Executives (Direct reports to Level 1 Executives and at least a vice president)	1x base salary

Each executive subject to the ownership guidelines will have five years after the adoption of the guidelines or his or her appointment to an applicable office, whichever is later, to achieve the indicated ownership level. All beneficially owned shares of KBR common stock, as well as vested and unvested restricted stock and restricted stock units, are counted towards achievement of the ownership guideline. For purposes of determining compliance at any particular date, the value of an executive's shares of common stock is determined based on the closing price of the common stock on that date. An executive who has achieved the applicable ownership level is not required to

retain or purchase additional shares if a decline in the price of the common stock causes his or her holdings to fall below the requisite ownership level. For any executive other than the CEO, the Chief Operating Officer (if any), the CFO, and the General Counsel, the required ownership level is reduced by fifty percent on and after the executive's 60th birthday.

All of our Named Executive Officers meet our Stock Ownership Guidelines or are on track to meet the guidelines within the requisite five-year period.

No Pledging or Hedging

No officer of the Company may pledge, hypothecate, create any lien or security interest on, or enter into a margin contract secured by, any shares, options to purchase shares, or any other interest in shares of KBR common stock. In addition, our anti-hedging policy prohibits all members of our Board of Directors, employees, and agents from (i) speculative trading in our securities; (ii) engaging in hedging transactions using our securities; (iii) "short selling" our securities; and (iv) trading derivative securities, such as put options, call options, swaps, or collars related to our securities.

Minimum Holding Period for Restricted Stock Units and Stock Options

Our Compensation Committee reviewed whether to adopt a holding period for our restricted stock units and stock options. Our Compensation Committee elected not to adopt a minimum holding period because we have strong stock ownership guidelines, and we adopted a three-year graded vesting schedule for our restricted stock units.

Conclusion

In a highly competitive market for executive talent, we believe our customers' and employees' interests, as well as those of our stockholders and other stakeholders, are well served by our compensation programs. These programs are reasonably positioned among our Core Peer Group, encourage and promote our compensation objectives with a strong emphasis on pay for performance, and permit the exercise of our Compensation Committee's discretion in the design and implementation of compensation packages. Going forward, we will continue to review our compensation plans periodically to determine what revisions, if any, should be made.

Compensation Committee Report

The foregoing report of our Compensation Committee shall not be deemed to be "soliciting material" or to otherwise be considered "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference into such filing.

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis, as provided above, with KBR's management. Based on its review, our Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement. Respectfully submitted,

The Compensation Committee of Directors

Jack B. Moore, Chairman
James R. Blackwell
General Lester L. Lyles
Umberto della Sala

March 17, 2021

Compensation Committee Interlocks and Insider Participation

As of the date of this proxy statement, our Compensation Committee comprises General Lyles and Messrs. Moore, Blackwell, and della Sala, all of whom are independent, non-executive directors. None of our Compensation Committee members has served as an officer or employee of KBR. Further, none of KBR's executive officers has served as a member of a board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of KBR.



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Executive Compensation Tables

Summary Compensation

The following table sets forth information regarding the compensation of our Named Executive Officers for the fiscal year ended December 31, 2020, and, if the individual was an NEO for the applicable fiscal year, for the fiscal years ended December 31, 2019, and 2018.

Name and Principal Position	Year	Salary ($)[1]	Stock Awards ($)[2][3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Stuart J. B. Bradie President & CEO	2020	1,062,697	3,614,585	5,096,700	8,962	81,437	9,864,381
	2019	1,098,875	4,106,008	5,999,000	5,969	90,793	11,300,645
	2018	1,049,064	3,038,000	5,431,657	4,245	72,490	9,595,456
Mark W. Sopp EVP & CFO	2020	625,440	867,519	1,173,179	2,049	38,054	2,706,241
	2019	652,808	855,429	1,391,834	1,127	38,054	2,939,252
	2018	652,562	506,347	707,113	449	37,599	1,904,070
J. Jay Ibrahim President, Sustainable Technology Solutions	2020	518,654	578,337	1,004,867	1,967	48,693	2,152,518
	2019	569,189	581,689	1,129,932	1,281	541,678	2,823,769
	2018	518,421	430,397	1,026,943	802	331,252	2,307,815
W. Byron Bright, Jr. President, Government Solutions	2020	544,542	578,337	945,450	1,470	47,512	2,117,311
Eileen G. Akerson EVP & General Counsel	2020	454,422	491,610	908,917	2,940	42,006	1,899,895

(1) Salary equals base pay paid to each Named Executive Officer during the applicable year, including any elective deferrals into the Kellogg Brown & Root, Inc. Retirement and Savings Plan or the KBR Elective Deferral Plan. The actual salary paid may fluctuate due to the timing of payroll processing at each calendar-year end. With respect to Mr. Ibrahim, a portion of his 2018 salary under his expatriate assignment that ended on August 31, 2019, was paid on January 4, 2019, due to the timesheet and payroll processing cut-off date, which is the primary reason for his 2019 salary in column (c) exceeding his approved 2019 base pay of $519,435. In addition, Mr. Ibrahim's 2019 salary exceeds his aforementioned approved 2019 base pay due to his pay increase effective September 1, 2019, upon assuming his role as President, Energy Solutions — Services based in Houston, Texas.

(2) The amounts in column (d) represent the aggregate grant date fair value of awards granted in 2018, 2019, and 2020, pursuant to the KBR Stock and Incentive Plan. The fair values were determined in accordance with FASB ASC 718, "Stock Compensation." Assumptions used in the calculation of these amounts are described in note 1 under "Description of Company and Significant Accounting Policies" and note 21 under "Share-based Compensation and Incentive Plans" of our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2020, and the comparable disclosures in 2018 and 2019.

(3) With respect to the performance awards granted in 2018, 2019 and 2020, which are based 50% on TSR, and to that extent are included in the value of stock awards in column (d), the assumptions assume the probable outcome of the TSR performance condition, which is computed in accordance with FASB ASC 718 (excluding the effect of estimated forfeitures). At maximum performance, each performance award unit reported in column (d) for the performance awards granted in 2018 and 2019 would be equal to $2.00. With respect to the performance awards granted in 2020, the value of the shares of Company common stock underlying each performance award reported in column (d) at maximum performance would be equal to the product of twice the number of shares of Company common stock underlying each performance award and $27.46, the closing price of the Company's common stock on the date of grant. This would give (i) Mr. Bradie a stock awards value under column (d) of $6,250,006 in 2020, $6,000,008 in 2019, and $6,000,000 in 2018; (ii) Mr. Sopp a stock awards value under column (d) of $1,500,057 in 2020, $1,250,012 in 2019, and $1,000,013 in 2018; (iii) Mr. Ibrahim a stock awards value under column (d) of $1,000,011 in 2020, $850,006 in 2019, and $850,014 in 2018; (iv) Mr. Bright a stock awards value under column (d) of $1,000,011 in 2020; and (v) Ms. Akerson a stock awards value under column (d) of $850,079 in 2020.

(4) Amounts reportable in column (e) relate to (i) payments under our Performance Pay Plan for 2020, 2019, and 2018; and (ii) payments related to the 50% portion of the 2018 performance cash awards that is based on the JIS performance measure and which were granted under our KBR Stock and Incentive Plan. Benefits under our Performance Pay Plan and the KBR Stock and Incentive Plan are payable by their terms during the first quarter of the following year.

(5)   The amounts shown in column (f) include the following:

Name	Year	Benefit Restoration	Elective Deferral	Total[A]
Bradie	2020	8,962	—	8,962
	2019	5,969	—	5,969
	2018	4,245	—	4,245
Sopp	2020	2,049	—	2,049
	2019	1,127	—	1,127
	2018	449	—	449
Ibrahim	2020	1,967	—	1,967
	2019	1,281	—	1,281
	2018	802	—	802
Bright	2020	1,470	—	1,470
Akerson	2020	2,218	722	2,940

(A)   Any amounts reportable here and in column (f) of the Summary Compensation Table are payable in connection with KBR's nonqualified deferred compensation plans, including the KBR Benefit Restoration Plan ("Benefit Restoration") and KBR Elective Deferral Plan ("Elective Deferral"). These amounts reflect above-market or preferential earnings on nonqualified deferred compensation.

(6)   The amounts shown in column (g) above include the following:

Name	Year	Company Retirement Plan Match	Benefit Restoration Award	Goods & Services Differential[A]	Housing Allowance[B]	Company Car[C]	Relocation Costs[D]	School Fees[E]	Standard Tax Equalization[F]	Travel[G]	Vacation Payout[H]	Executive Physicals[I]	Global Medical Plan[J]	Financial Planning/ Tax Preparation Fees[K]	Total
Bradie	2020	15,675	46,699	—	—	—	—	—	—	—	—	2,310	3,756	12,997	81,437
	2019	15,400	45,038	—	—	236	—	—	—	9,858	—	2,150	—	18,111	90,793
	2018	15,125	42,574	—	—	490	—	—	—	862	—	—	—	13,439	72,490
Sopp	2020	15,675	20,229	—	—	—	—	—	—	—	—	2,150	—	—	38,054
	2019	15,400	20,504	—	—	—	—	—	—	—	—	2,150	—	—	38,054
	2018	15,125	20,766	—	—	—	—	—	—	1,708	—	—	—	—	37,599
Ibrahim[L]	2020	15,660	15,058	—	—	—	3,173	—	—	—	—	—	—	14,802	48,693
	2019	14,913	15,461	45,009	84,957	12,189	37,679	7,700	258,332	23,988	37,459	2,150	—	1,841	541,678
	2018	15,125	13,388	55,478	99,646	15,845	—	14,933	93,524	21,508	—	—	—	1,805	331,252
Bright	2020	14,957	15,601	—	—	—	—	—	—	—	—	2,150	—	14,804	47,512
Akerson	2020	15,675	10,414	—	—	—	—	—	—	—	—	2,150	—	13,767	42,006

(A)   The amounts for Mr. Ibrahim in this column represent a goods and services differential that compensated him for the higher cost of goods and services in his expatriate assignment location versus the cost for the same goods and services in his home country, and are consistent with the Company's standard expatriate policies. As per the Company's policy, differentials are determined by Mercer, a third-party consultant.

(B)   The amounts in this column represent housing allowances provided to Mr. Ibrahim in connection with his international assignment that ended on August 31, 2019, which was consistent with the Company's standard KBR Relocation Policy offered to all employees who receive a relocation package.

(C)   The amounts in this column represent costs for Mr. Bradie's personal use of the Company-leased car and driver and Mr. Ibrahim's car allowance in connection with his international assignment that ended on August 31, 2019.

(D)   The amounts in this column represent closing and/or other relocation costs in connection with Mr. Ibrahim's business-related relocation to Houston, Texas, which are consistent with the Company's standard KBR Relocation Policy offered to all employees who receive a relocation package. Mr. Ibrahim did not receive any home-loss buyout protection in connection with his relocation. The relocation payments are one-time and limited in duration.

(E)   The amounts in this column represent school fees paid by the Company for Mr. Ibrahim's dependents in connection with his international assignment that ended on August 31, 2019.

(F)   The tax equalization relates to the payment of the taxes associated with Mr. Ibrahim's international assignment, which is consistent with the Company's standard KBR Relocation Policy that is offered to all employees who receive a relocation package.

(G)   The travel payments for Messrs. Bradie and Sopp relate to spousal travel for a business trip. The travel expenses for Mr. Ibrahim relate to travel by him and/or his dependents to assist with his international assignment that ended on August 31, 2019, which was consistent with the Company's standard KBR Relocation Policy offered to all employees who receive a relocation package.

(H)   The amount in this column represents the payout of Mr. Ibrahim's remaining vacation days earned during his expatriate assignment that ended on August 31, 2019, which is consistent with the Company's standard expatriate policies.

(I)   The amounts in this column represent costs for executive physicals offered by the Company. The Company believes the health of its leadership impacts how it delivers for the organization. Taking a proactive approach to health and wellness with a focus on prevention is in alignment with the Company's Zero Harm and Wellness Program initiatives and ensures business stability.

(J)   The amount in this column represents the Company cost for Mr. Bradie's self-insured global medical plan.

(K)   The amounts in this column represent the costs for assistance with Messrs. Bradie and Ibrahim's tax returns and Mr. Bright's and Ms. Akerson's financial planning.

(L)   The amounts for Mr. Ibrahim in the columns Goods & Services Differential, Housing Allowance, Company Car, School Fees, Standard Tax Equalization, Travel and Vacation Payout relate to his expatriate assignment, which ended on August 31, 2019, and are consistent with the Company's standard expatriate policies.

Grants of Plan-Based Awards

The following table provides information regarding awards in 2020 under the KBR Senior Executive Performance Pay Plan and the KBR Stock and Incentive Plan.

Name	Grant Type[1]	Grant Date	Approval Date	Number Of Non-Equity Incentive Plan Units Granted	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number Of Shares Of Stock Or Units (#)[3]	Grant Date Fair Value Of Stock And Option Awards ($)[4]
					Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
Stuart J. B. Bradie	STI	—	—	—	368,875	1,475,500	2,951,000	—	—	—	—	—
	PAs-TSR	2/26/2020	2/19/2020	—	—	—	—	520,833	2,083,333	4,166,667	—	1,531,250
	PAs-JIS	2/26/2020	2/19/2020	2,083,333	520,833	2,083,333	4,166,667	—	—	—	—	—
	RSUs	2/26/2020	2/19/2020	—	—	—	—	—	—	—	75,868	2,083,335
Mark W. Sopp	STI	—	—	—	146,880	587,520	1,175,040	—	—	—	—	—
	PAs-TSR	2/26/2020	2/19/2020	—	—	—	—	125,000	500,000	1,000,000	—	367,500
	PAs-JIS	2/26/2020	2/19/2020	500,000	125,000	500,000	1,000,000	—	—	—	—	—
	RSUs	2/26/2020	2/19/2020	—	—	—	—	—	—	—	18,209	500,019
J. Jay Ibrahim	STI	—	—	—	128,250	513,000	1,026,000	—	—	—	—	—
	PAs-TSR	2/26/2020	2/19/2020	—	—	—	—	83,333	333,333	666,667	—	245,000
	PAs-JIS	2/26/2020	2/19/2020	333,333	83,333	333,333	666,667	—	—	—	—	—
	RSUs	2/26/2020	2/19/2020	—	—	—	—	—	—	—	12,139	333,337
W. Byron Bright, Jr.	STI	—	—	—	128,250	513,000	1,026,000	—	—	—	—	—
	PAs-TSR	2/26/2020	2/19/2020	—	—	—	—	83,333	333,333	666,667	—	245,000
	PAs-JIS	2/26/2020	2/19/2020	333,333	83,333	333,333	666,667	—	—	—	—	—
	RSUs	2/26/2020	2/19/2020	—	—	—	—	—	—	—	12,139	333,337
Eileen G. Akerson	STI	—	—	—	106,875	427,500	855,000	—	—	—	—	—
	PAs-TSR	2/26/2020	2/19/2020	—	—	—	—	70,833	283,333	566,667	—	208,250
	PAs-JIS	2/26/2020	2/19/2020	283,333	70,833	283,333	566,667	—	—	—	—	—
	RSUs	2/26/2020	2/19/2020	—	—	—	—	—	—	—	10,319	283,360

(1) During fiscal year 2020, the Named Executive Officers received the following types of plan-based awards: Short-Term Incentive (Annual) ("STI"); KBR Long-Term Performance Cash and Stock Awards ("PAs"), which are based 50% on relative TSR and 50% on job income sold ("JIS"); and KBR Restricted Stock Units ("RSUs"). All awards were granted under the KBR Stock and Incentive Plan, except that the STI was granted under the KBR Senior Executive Performance Pay Plan (the "Performance Pay Plan"), which is a performance program under the KBR Stock and Incentive Plan.

(2) The PAs in the Non-Equity columns have a target value of $1.00 per unit (not the value of the Company's common stock), and such amounts represent the total dollar value of the incentive opportunity. The PAs in the Equity Incentive Plan columns are based upon the number of Company common stock underlying each award at the threshold, target and maximum potential payment levels. Actual STI and PA payments may equal amounts between performance level percentages based on the achievement levels of performance metrics. The 2020 STI payments are calculated using the Participant's annual base salary as determined on January 1, 2020 (or the first day the Participant becomes eligible to participate in the Performance Pay Plan if such day occurs after the first day of January). Estimated payments of the portions of the PAs based 50% on TSR and 50% on JIS are each calculating using half of the Participant's total KBR Long-Term Performance Cash and Stock Award granted in 2020.

(3) The restricted stock units in column (l) vest equally over three years.

(4) The amounts in column (m) are calculated for RSUs based on the product of the number of RSUs granted and the closing price of the Company's common stock on the Grant Date and are calculated for PAs based on each PA unit having a grant date fair value of $0.735. These amounts reflect the aggregate grant date fair value computed in accordance with FASB ASC 718.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

NO EMPLOYMENT AGREEMENTS

Our Named Executive Officers do not have employment agreements. Each of our Named Executive Officers entered into a severance and change-in-control agreement that only provides for severance-type benefits, including severance following a change in control. For more information, see "Severance and Change-in-Control Agreements."

LONG-TERM INCENTIVES

During fiscal year 2020, our Named Executive Officers received the following types of plan-based awards under the KBR Stock and Incentive Plan: (1) an annual short-term incentive ("STI") award, which is based on achieving goals for pre-established performance metrics and is paid in cash (see "Short-Term Incentives (Annual)" for more detail), (2) long-term performance cash and stock awards ("PAs"), which are based 50% on job income sold ("JIS"), with that portion paid in cash, and 50% on relative TSR, with that portion settled in KBR stock, and (3) restricted stock units ("RSUs").

The PAs were granted on February 26, 2020. One-half of the target value of the PAs was granted with respect to the TSR portion of the award and consisted of a target number of units that each represent the right to receive one share of our common stock, with the number of such units initially determined by dividing the target value of the TSR portion of the award by $27.46, the closing price of a share of our common stock on the date of grant (rounded up to the next whole unit). The number of such units (and, accordingly, the number of shares of our common stock delivered in settlement of the units) under the TSR portion of the PAs will depend on the level of achievement of the TSR performance objective and may vary from 0% to 200% of the original target number of units granted. The level of achievement of the TSR performance objective will be determined at the end of the performance period based on the level of achievement during the performance period of the comparison of the average TSR (measured with a 20-trading-day average price) of the Company's common stock at the end of the performance period to the average TSR of each of the common stocks of the members of the peer group for the performance period. Specifically, each peer group company's TSR is measured every quarter, indexed back to the start of the year, and KBR's similarly calculated average quarterly indexed TSR is ranked relative to its peers. The average quarterly indexed Company's TSR rank is measured over the three-year performance period, which runs from January 1, 2020, to December 31, 2022.

The remaining 50% of the PAs will be determined based on JIS over the same three-year performance period. The JIS portion of each PA has a target value of $1.00 per unit. JIS is the Company's and its consolidated subsidiaries' job income from (i) new projects awarded and (ii) earnings changes from contract amendments (increases or decreases), or scope adjustments (increases or decreases) to existing projects. JIS is calculated as the average of the achievement levels of the JIS performance metric for each year during the three-year performance period. Like the TSR portion of the 2020 PAs, achievement of Threshold pays out at 25%, Target at 100%, and Maximum at 200%,

all weighted 50%. However, the JIS portion of the 2020 PAs is paid out in cash, whereas the TSR portion of the 2020 PAs is settled in shares of our common stock. No award will be paid for JIS under the PAs until after the end of the three-year performance period when the average JIS earned will be calculated using the average JIS percentage achieved during each year in the three-year performance period.

In addition to the TSR and JIS performance measures, 20% of the PAs granted on February 26, 2020, were subject to forfeiture if our Compensation Committee in its sole discretion determined that 2020 was not a successful year for us. The metric was a one-time metric that if not satisfied at the end of 2020 would result in the forfeiture of 20% of the PAs granted in 2020. In 2020, this performance metric was satisfied.

The 50% TSR portion of the 2018 and 2019 grants of KBR Long-Term Performance Cash Awards and 2020 grant of KBR Long-Term Performance Cash and Stock Awards are reported in the "Stock Awards" column of the Summary Compensation Table for 2018, 2019, and 2020, the years in which the awards were granted (rather than in the "Non-Equity Incentive Plan Compensation" column in the year they were earned (2020, 2021, and 2022)), because the TSR portion of KBR Long-Term Performance Cash Awards and KBR Long-Term Performance Cash and Stock Awards fell within the scope of FASB ASC 718.

The payout for the 50% JIS portion of the 2018 and 2019 KBR Long-Term Performance Cash Awards and 2020 KBR Long-Term Performance Cash and Stock Awards will be reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table in the year earned because the JIS portion does not fall within the scope of FASB ASC 718. Due to the JIS performance requirement being met in 2020 for the 2018 KBR Long-Term Performance Cash Awards, the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table includes the JIS portion of the 2018 KBR Long-Term Performance Cash Awards in 2020.

In February 2020, our Compensation Committee approved long-term incentive target values of $6,250,000 for Mr. Bradie, $1,500,000 for Mr. Sopp, $1,000,000 for Mr. Ibrahim, $1,000,000 for Mr. Bright, and $850,000 for Ms. Akerson as described in the "Compensation Discussion and Analysis" section of this proxy statement under the header "KBR Stock and Incentive Plan." Long-term incentive awards were delivered through a combination of cash- and stock-based PAs and stock-based RSUs.

Our Compensation Committee determined the number of PAs for 2020 for each Named Executive Officer by multiplying the total long-term incentive target value by 66 ⅔%, one-half of which was allocated to each of the JIS portion and the TSR portion of the award. The target value allocated to the JIS portion of the PA was divided by $1.00 (the target value of each unit associated with that portion of the PA). Our Compensation Committee decided to use $1.00 as the target value for the JIS portion of each PA for the purpose of administering and communicating the award. In addition, the use of $1.00 as a target value for the JIS portion of each PA is a means of expressing the value of that portion of the award since the number of PAs were granted based on the total target value of long-term incentive awards. The actual value of the JIS portion of a PA may increase to a maximum of 200% of $1.00, or $2.00, or decrease to below threshold to 0% of $1.00, or $0.00. The value of the JIS portion of PAs for performance between threshold and target or target and maximum will be calculated using linear interpolation. The target value of the PAs allocated to the TSR portion of the award is represented by a target number of units that each represent the right to receive one share of our common stock, with the number of such units initially determined by dividing the target value of the TSR portion of the award by the closing price of a share of our common stock on the date of grant (rounded up to the next whole unit). The number of such units (and, accordingly, the number of shares of our common stock delivered in settlement of the units) under the TSR portion of a PA may increase to a maximum of 200% of the original number of units granted, or decrease to 0% of the original number of units granted, in each case depending on the level of achievement of the TSR performance objective.

The Compensation Committee adopted a three-year performance award cycle because it promotes retention and aligns the long-term interests of the Named Executive Officers with the interests of our stockholders.

The RSUs granted on February 26, 2020, under the KBR Stock and Incentive Plan vest in equal annual increments beginning on the first anniversary of the grant date. Our Compensation Committee determined the number of RSUs for each Named Executive Officer by multiplying the total long-term incentive target value by 33 ⅓% and dividing the product by the closing price of our common stock on the date of grant.

In addition to the service requirement for vesting, 20% of the restricted stock units that were granted in 2020 were subject to forfeiture if our Compensation Committee in its sole discretion determined that 2020 was not a successful year for KBR. After reviewing KBR's results for 2020, the Compensation Committee did not initiate a forfeiture.

SHORT-TERM INCENTIVES (ANNUAL)

Our Named Executive Officers were eligible to participate in the Performance Pay Plan for the 2020 calendar year. Payouts under the Performance Pay Plan are based on a combination of individual performance and company performance against goals for pre-established performance metrics, as described in the Compensation Discussion and Analysis.

Each NEO's short-term incentive award opportunity was based on a percentage of base salary for each possible performance level (threshold, target, or maximum), as follows: (i) for Mr. Bradie, 32.5%, 130%, and 260% and (ii) for Ms. Akerson and Messrs. Bright, Ibrahim, and Sopp, 22.5%, 90% and 180%.

SALARY AND SHORT-TERM INCENTIVE IN PROPORTION TO TOTAL COMPENSATION

Assuming target performance with respect to the long-term incentive awards, our CEO, Mr. Bradie, received approximately 24.24% of his total compensation in the form of base salary and annual cash-based STI awards, and our Named Executive Officers (other than our CEO) generally received on average approximately 45.19% of their total compensation in the form of base salary and annual cash-based STI awards. Please see the "Compensation Discussion and Analysis" section of this proxy statement for a description of the philosophy and objectives of our compensation program.



● Two KBR employees on the APS-3 program based in Charleston, SC performing Command, Control, Communications, Computers and Intelligence (C4I) Testing within Army vehicles.

Outstanding Equity Awards at Fiscal Year End

The following table provides information on previously awarded equity grants outstanding as of December 31, 2020.

		Option Awards					Stock Awards			
Name	Grant Date[1]	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: # of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Stuart J. B. Bradie	2/26/2020						75,868	2,346,597	75,868	4,693,194
	2/28/2019	—	—	—	—	—	67,478	2,087,095	2,000,000	4,000,000
	2/27/2018	—	—	—	—	—	42,681	1,320,123	—	—
	2/25/2015	123,176	—	—	18.16	2/25/2025	—	—	—	—
TOTAL		**123,176**	**—**	**—**	**—**	**—**	**186,027**	**5,753,815**	**2,075,868**	**8,693,194**
Mark W. Sopp[6]	2/26/2020						18,209	563,204	18,209	1,126,409
	2/28/2019	—	—	—	—	—	14,059	434,845	416,667	833,334
	2/27/2018	—	—	—	—	—	7,114	220,036	—	—
TOTAL		**—**	**—**	**—**	**—**	**—**	**39,382**	**1,218,085**	**434,876**	**1,959,743**
J. Jay Ibrahim	2/26/2020						12,139	375,459	12,139	750,919
	2/28/2019	—	—	—	—	—	9,560	295,691	283,334	566,668
	2/27/2018	—	—	—	—	—	6,048	187,065	—	—
	5/14/2015	22,190	—	—	18.30	5/14/2025	—	—	—	—
TOTAL		**22,190**	**—**	**—**	**—**	**—**	**27,747**	**858,215**	**295,473**	**1,317,587**
W. Byron Bright, Jr.	2/26/2020	—	—	—	—	—	12,139	375,459	12,139	750,919
	2/28/2019	—	—	—	—	—	9,560	295,691	283,334	566,668
	2/27/2018	—	—	—	—	—	5,336	165,042	—	—
	3/05/2014	2,344	—	—	27.85	3/05/2024	—	—	—	—
	3/06/2013	1,893	—	—	30.24	3/06/2023	—	—	—	—
	4/04/2012	1,661	—	—	35.14	4/04/2022	—	—	—	—
	4/01/2011	1,423	—	—	38.33	4/01/2021	—	—	—	—
TOTAL		**7,321**	**—**	**—**	**—**	**—**	**27,035**	**836,192**	**295,473**	**1,317,587**
Eileen G. Akerson	2/26/2020	—	—	—	—	—	10,319	319,167	10,319	638,333
	2/28/2019	—	—	—	—	—	9,560	295,691	283,334	566,668
	2/27/2018	—	—	—	—	—	6,048	187,065	—	—
	7/01/2015	4,167	—	—	19.24	7/01/2025	—	—	—	—
	2/25/2015	9,581	—	—	18.16	2/25/2025	—	—	—	—
	3/05/2014	2,344	—	—	27.85	3/05/2024	—	—	—	—
	3/06/2013	2,366	—	—	30.24	3/06/2023	—	—	—	—
	4/04/2012	2,076	—	—	35.14	4/04/2022	—	—	—	—
	4/01/2011	1,779	—	—	38.33	4/01/2021	—	—	—	—
TOTAL		**22,313**	**—**	**—**	**—**	**—**	**25,927**	**801,923**	**293,653**	**1,205,001**

(1)	The awards granted consist of KBR restricted stock units ("RSUs"), performance awards based on relative TSR, or options under the KBR Stock and Incentive Plan.

(2)	With respect to the RSUs granted on February 27, 2018, February 28, 2019, and February 26, 2020, for all NEOs, the units vest at a rate of 33 ⅓% per year over a three-year vesting period; however, vesting of 20% of the total RSUs granted is also subject to our Compensation Committee's determination, in its sole discretion, that 2018, 2019, and 2020, respectively, were successful years for us, which our Compensation Committee determined they were.

(3)	Market value in this table is based upon a fair market value of $30.93 per share for KBR common stock, the closing price on December 31, 2020 (the last trading day of the year).

(4)	This column includes 50% of the performance awards granted in 2019 and 2020 that are based on TSR and deemed to be stock awards for purposes of this table. The performance awards granted in 2019 are payable only in cash, and the performance awards granted in 2020 are settled in shares of our common stock. All of these performance awards cliff-vest, if earned, at the end of the three-year vesting periods (December 31, 2021, and December 31, 2022, respectively).

(5)	This column includes the value of performance awards based on TSR granted in 2019 and 2020 and represents (a) the maximum cash payout of $2.00 for the number of performance cash awards based on TSR granted in 2019 and (b) the market value based upon a fair market value of $30.93 per share for KBR common stock, the closing price on December 31, 2020 (the last trading day of the year), multiplied by the maximum number of shares of KBR common stock deliverable under the performance awards based on TSR granted in 2020. Under the SEC rules, the payout value reported in this column must be disclosed based on achieving threshold performance goals, except that if performance during the last completed fiscal year (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured) has exceeded threshold, we must disclose the next higher performance measure (target or maximum) that exceeds the last completed fiscal year's performance (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured). Under SEC rules, if an award provides only for a single estimated payout, that amount should be reported.

(6)	Mr. Sopp was not granted any options due to commencement of his employment in 2017 as the Company did not grant options to employees from 2016 onward.

Option Exercises and Stock Vested

The following table shows information for 2020 regarding the exercise of stock options and the vesting of restricted stock and restricted stock units.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [1]	Number of Shares Acquired on Vesting (#) [2]	Value Realized on Vesting ($) [3]
Name				
(a)	(b)	(c)	(d)	(e)
Stuart J. B. Bradie	—	—	4,120,715	6,202,347
Mark W. Sopp	—	—	694,838	1,242,750
J. Jay Ibrahim	—	—	583,768	878,659
W. Byron Bright, Jr.	2,432	2,348	513,947	718,461
Eileen G. Akerson	—	—	583,768	878,659

(1)	Represents the pre-tax value realized on option awards that were exercised during the fiscal year, computed by multiplying the number of shares acquired on exercise by the difference between the closing price of common stock on the exercise date and the option price.

(2)	Represents the number of restricted stock units ("RSUs") and performance stock units ("PSUs") that vested during the fiscal year 2020, and cash performance awards ("PAs") granted in 2018 that vested on December 31, 2020. The amounts included under columns (d) and (e) above attributable to the PAs granted in 2018 reflect the TSR-based portion of such PAs. For Mr. Bradie, 96,572 RSUs, 24,143 PSUs, and 2,000,000 PAs vested. For Mr. Sopp, 23,866 RSUs, 4,305 PSUs, and 333,334 PAs vested. For Mr. Ibrahim, 13,682 RSUs, 3,419 PSUs, and 283,334 PAs vested. For Mr. Bright, 11,159 RSUs, 2,788 PSUs, and 250,000 PAs vested. For Ms. Akerson, 13,682 RSUs, 3,419 PSUs, and 283,334 PAs vested. The JIS-based portion of the PAs that vested in fiscal year 2020 are not included under columns (d) and (e) above but are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for 2020.

(3)	Represents the pretax value realized on stock awards that vested during the fiscal year, computed by multiplying the number of shares acquired on vesting by the closing price of common stock on the vesting date. This also represents the value realized on the 2018 PAs that vested during the fiscal year, computed by multiplying the number of 2018 PAs, with a target value of $1.00, by the TSR metric payout percentage of 76.8%.

Pension Benefits

Our Named Executive Officers did not participate in a KBR sponsored pension plan required to be reported under the Pension Benefits table. Accordingly, no Pension Benefits Table is presented here.

Nonqualified Deferred Compensation

The following table provides information regarding each Named Executive Officer's contributions to covered deferred compensation plans, earnings accrued during the year, withdrawals and distributions during the year, and plan balances at fiscal year-end.

Name	Plan	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
(a)		(b)	(c)	(d)	(e)	(f)
Stuart J. B. Bradie	Elective Deferral	—	—	—	—	—
	Restoration	—	46,699	13,214	—	323,102
Mark W. Sopp	Elective Deferral	—	—	—	—	—
	Restoration	—	20,229	2,955	—	81,994
J. Jay Ibrahim	Elective Deferral	—	—	—	—	
	Restoration	—	15,058	2,922	—	79,281
W. Byron Bright, Jr.	Elective Deferral	—	—	—	—	—
	Restoration	—	15,601	2,138	—	60,290
Eileen G. Akerson	Elective Deferral	—	—	6,301	—	67,230
	Restoration	—	10,414	3,282	—	79,065

(1) To extent there are any amounts listed in column (b) above, those amounts will also be reported as compensation in the most recent year in columns (c) and/or (g) of the Summary Compensation Table.

(2) The amounts in column (c) are reported as compensation for 2020 in column (g) of the Summary Compensation Table.

(3) Only the above-market earnings in column (d) are reported as compensation for 2020 in column (f) of the Summary Compensation Table.

(4) Only the amount of the aggregate balance in column (f) that relates to registrant contributions that are reported in column (c) are reported as compensation in the "All Other Compensation" column of the Summary Compensation Table for 2020 as well as amounts previously reported in prior Summary Compensation Tables. The amounts disclosed in the Summary Compensation Table, both as currently and previously reported, for each NEO are as follows: Mr. Bradie, $134,311; Mr. Sopp, $61,499; Mr. Ibrahim, $43,907; Mr. Bright, $15,601; and Ms. Akerson, $10,414.

NARRATIVE DISCLOSURE TO NONQUALIFIED DEFERRED COMPENSATION TABLE

Under the Elective Deferral Plan, voluntary pretax deferrals of up to 75% of base salary and incentive compensation are allowed each year. The other plans do not allow employee elective deferrals. Earnings under the Elective Deferral Plan are based upon the executive's election from among diversified investment options that include both stock and bond funds. Participants may change their investment elections on a monthly basis. Any preferential interest credited above 120% of the applicable Federal long-term rate is recorded in the Summary Compensation Table.

Earnings for the Restoration Plan are credited based on a bond fund in the KBR Elective Deferral Plan, which was above 120% of the applicable Federal long-term rate. That preferential interest is recorded in the Summary Compensation Table. In 2020, our Named Executive Officers received awards under the plan in the amounts shown in the footnotes to the Summary Compensation Table.

Benefits under the Restoration Plan are paid in a lump sum upon termination. Benefits under the Elective Deferral Plan are paid on termination of employment or a specified future date, either as a lump sum or in installments. Withdrawals under the Elective Deferral Plan are allowed in the case of an unforeseeable emergency.

ELEMENTS OF POST-TERMINATION COMPENSATION AND BENEFITS

In 2014 with respect to Mr. Bradie and Ms. Akerson, in 2015 with respect to Mr. Ibrahim, in 2017 with respect to Mr. Sopp, and in 2021 with respect to Mr. Bright, our Company entered into severance and change-in-control agreements with our Named Executive Officers.

Termination events that trigger payments and benefits include change in control, normal or early retirement, termination without cause or for good reason, voluntary termination, disability, and death. Post-termination payments may include severance, accelerated vesting of restricted stock and stock options, maximum payments under cash-based short- and long-term incentive plans, nonqualified account balances, and health benefits, among others. See "2020 Potential Payments Upon Termination or Change in Control" for more detail on estimated potential payments and benefits under Ms. Akerson and Messrs. Bradie, Bright, Ibrahim, and Sopp's severance and change-in-control agreements. See "Severance and Change-in-Control Agreements" for a description of: (a) the specific circumstances that would trigger payments and benefits, (b) the payment and benefit levels under various circumstances, (c) any material conditions or obligations applicable to the receipt of payments or benefits, and (d) any other material factors regarding the severance and change-in-control agreements.

2020 Potential Payments Upon Termination or Change In-Control

Executive	Benefits[1][2]	Change in Control without Termination 12/31/2020 ($)	Change in Control with Involuntary Termination 12/31/2020 ($)	Retirement, Disability, or Death on 12/31/2020[6] ($)	Involuntary Not For Cause or Voluntary for Good Reason Termination on 12/31/2020 ($)	For Cause or Voluntary without Good Reason on 12/31/2020 ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Stuart J. B. Bradie	Stock Awards	—	5,753,815	5,753,815	—	—
	Stock Options[3]	—	—	—	—	—
	Performance Awards[4]	—	12,166,667	8,055,556	—	—
	Cash Severance[5]	—	9,237,292	1,327,950	5,221,000	—
TOTAL		**—**	**27,157,774**	**15,137,321**	**5,221,000**	**—**
Mark W. Sopp	Stock Awards	—	1,218,085	1,218,085	—	—
	Stock Options[3]	—	—	—	—	—
	Performance Awards[4]	—	2,501,000	1,556,556	—	—
	Cash Severance[5]	—	3,059,931	528,768	1,240,320	—
TOTAL		**—**	**6,779,016**	**3,303,409**	**1,240,320**	**—**
J. Jay Ibrahim	Stock Awards	—	858,215	858,215	—	—
	Stock Options[3]	—	—	—	—	—
	Performance Awards[4]	—	1,800,001	1,166,667	—	—
	Cash Severance[5]	—	2,702,994	480,700	1,083,000	—
TOTAL		**—**	**5,361,210**	**2,505,582**	**1,083,000**	**—**
W. Byron Bright, Jr.	Stock Awards	—	836,192	836,192	—	—
	Stock Options[3]	—	—	—	—	—
	Performance Awards[4]	—	1,733,334	1,100,000	—	—
	Cash Severance[5]	—	2,695,352	461,700	1,083,000	—
TOTAL		**—**	**5,264,878**	**2,397,892**	**1,083,000**	**—**
Eileen G. Akerson	Stock Awards	—	801,923	801,923	—	—
	Stock Options[3]	—	—	—	—	—
	Performance Awards[4]	—	1,700,001	1,133,334	—	—
	Cash Severance[5]	—	2,227,022	384,750	902,500	—
TOTAL		**—**	**4,728,946**	**2,320,007**	**902,500**	**—**

(1) The aggregate nonqualified deferred compensation payable to all Named Executive Officers upon termination is set forth in column (f) of the Nonqualified Deferred Compensation Table and is not reflected in this Table.

(2) The Table includes amounts payable to the Named Executive Officers if they remained employed through December 31, 2020, pursuant to the KBR Senior Executive Performance Pay Plan (STI), as reported in column (e) of the Summary Compensation Table. If a Named Executive Officer is terminated for "cause" (as defined under the applicable plan/program), all such executive's rights to payment would be automatically forfeited. Also, the Table does not include those benefits that are generally available to all employees.

(3) The Table does not include the exercisable stock options reflected in column (b) of the Outstanding Equity Awards at Fiscal Year End table because such options were fully vested prior to December 31, 2020. No amounts are shown for stock options in the Table as there were no unvested stock options as of December 31, 2020.

(4) Assumes for purposes of change-in-control with termination, retirement, death, and disability that payout for the Performance Awards will be at target. Performance Awards are fully vested on a change-in-control termination but are prorated on retirement, death, and disability. While the value of the 2018 Performance Awards are included in the Change in Control with Involuntary Termination column based on target as required pursuant to applicable reporting rules, those awards actually paid out at 169.3% of target.

(5) Cash severance includes welfare costs in the case of a change in control with involuntary termination or an involuntary not for cause or voluntary for good reason termination; with respect to Mr. Bradie, these welfare costs are estimated using the highest cost medical plan option available to Company's employees. Cash severance does not include amounts that may be paid to the Named Executive Officers under the severance plan generally available to all employees of the Company, as they are not eligible for that plan while party to an individual severance agreement.

(6) Retirement is discretionary and subject to the approval of the CEO, or in the case of our Senior Executive Management, it is subject to the approval of our Compensation Committee.

Severance and Change-in-Control Agreements

Our Compensation Committee approved the Agreement—a form of severance and change-in-control agreement—for Ms. Akerson and Messrs. Bradie, Bright, Ibrahim, and Sopp, and certain other senior executive officers.

CIRCUMSTANCES THAT WOULD TRIGGER PAYMENTS AND BENEFITS

The Agreement will terminate automatically on the earlier of (i) the executive's termination of employment with the Company or (ii) in the event of a change in control during the term of the Agreement, two years following the change in control. The Agreement provides for (i) severance termination benefits (prior to a change in control), (ii) double-trigger change-in-control termination benefits (on or after a change in control), and (iii) death, disability, and retirement benefits.

Under the Agreement, "cause," "good reason," and "change in control" are defined as follows:

"Cause" means any of the following: (i) the executive's gross negligence or willful misconduct in the performance of the duties and services required by the Company; (ii) the executive's conviction of, or plea other than not guilty to, a felony or a misdemeanor involving moral turpitude; or (iii) a material violation of the Company's Code of Business Conduct. Prior to a change in control, "cause" also means the executive's failure to perform, in a reasonably satisfactory manner, the duties and services required by the Company, provided that the Company gives the executive at least 10 days' written notice to cure the failure.

"Good Reason" means any of the following: (i) a material diminution in the executive's base salary, (ii) a material diminution in the executive's authority, duties, or responsibilities, including, with respect to Mr. Bradie, the failure to maintain him in the position of CEO of the Company or nominate him to stand for re-election to the Board of Directors, or (iii) unless agreed to by the executive, the relocation of the offices at which the executive is principally employed to a location more than 50 miles away. However, prior to a change in control, "good reason" means a 25% or more diminution in the executive's base salary, unless a similar reduction is made to the base salaries of all senior executive officers of the Company, and with respect to Mr. Bradie, it also means (ii) and (iii) of the definition of "good reason" above.

"Change in Control" is generally triggered upon any of the following: (i) a person acquires 20% or more of the voting power of the Company, (ii) the majority of our Board of Directors changes, (iii) a merger or consolidation of the Company (unless the Company still controls a majority of the voting stock), (iv) a complete liquidation or dissolution of the Company, or (v) a sale, disposition, lease, or exchange of all or substantially all the Company's assets.

If at any time during the term of an Agreement, the Named Executive Officer dies or becomes disabled, then the Company will provide the executive with the benefits described below.

(a) The executive's unearned bonus under the annual cash incentive plan payable for the fiscal year in which the termination occurs, with such bonus amount determined at the end of the performance period in accordance with the plan. Any such earned amount will be prorated to the executive's date of termination and paid in a lump sum on the normal payment date for such annual bonuses under the plan, but not later than the March 15 following the end of the performance period;

(b) The executive's unpaid bonus (if any) accrued under the Company's annual cash incentive plan for the fiscal year that ended on or immediately before the executive's date of termination, which shall be paid in a lump sum on the normal payment date for such bonuses under the plan, but not later than the March 15 following the end of such prior performance period;

(c) The restrictions on all restricted stock and restricted stock units held by the executive shall lapse in full on the date of termination;

(d) All stock options and stock appreciation rights ("SARs") held by the executive shall become fully vested and exercisable on the date of termination and may be exercised until the earlier of the second anniversary of the date of termination (unless otherwise provided by our Compensation Committee, in its discretion) and the remaining term of such option or SAR;

(e) All outstanding performance awards granted to the executive shall be prorated to the date of termination, and to the extent such awards become "earned" based on actual performance results at the end of the performance period, shall be paid to the executive in a lump sum on the normal payment date for such awards under the plan, but not later than the March 15 following the end of the performance period; and

(f) All of the executive's account balances in all supplemental and non-qualified retirement plans of the Company and its affiliates shall become fully vested on the date of termination.

If at any time during the term of the Agreement, the Named Executive Officer retires, then the Company will provide the executive with the above death and disability benefits, except that the executive may only exercise stock options and SARs until the earlier of the first anniversary of the date of termination (unless otherwise provided by our Compensation Committee, in its discretion) and the remaining term of such options or SARs.

If at any time during the term of the Agreement, the Named Executive Officer voluntarily terminates employment for any reason other than a "good reason" or retirement, the executive will not be entitled to any payments or benefits and the executive's vested stock options and SARs must be exercised within 30 days of the date of termination or, if earlier, before the applicable expiration date.

If at any time during the term of the Agreement, the Named Executive Officer's employment is terminated by the Company for "cause," the executive will not be entitled to any severance payments or benefits.

If, prior to a change in control, the Named Executive Officer's employment is terminated by us (except for "cause"), or if the Named Executive Officer terminates employment for "good reason," the Company will provide the executive with the following benefits: (a) a lump-sum cash payment equal to the sum of: (i) one (two with respect to Mr. Bradie) year's base salary in effect at termination plus (ii) (two times with respect to Mr. Bradie) the executive's annual target bonus opportunity, (b) all vested stock options and SARs may be exercised within the one-year period following termination, but

 

not later than the remaining term of the option or SARs, and (c) all unvested stock options, SARs, restricted stock, restricted stock units, and performance awards shall be forfeited, unless and to the extent provided otherwise by our Compensation Committee, in its discretion, with respect to non-performance awards.

If on the date of, or within two years after, a change in control, the Company terminates the Named Executive Officer's employment without cause or the Named Executive Officer terminates employment for "good reason," then the Company will provide the executive with the change-in-control termination benefits described below.

(a) a lump sum cash payment equal to the sum of: (i) two times (three times with respect to Mr. Bradie) the executive's base salary in effect at termination (or, if higher, the executive's base salary in effect immediately prior to the change in control) plus (ii) two times (three times with respect to Mr. Bradie) the executive's annual target bonus opportunity;

(b) the executive's unearned bonus under the Company's annual cash incentive plan payable for the fiscal year in which the executive's termination occurs, with such bonus amount determined at the end of the performance period in accordance with the plan, and then such earned amount (if any) (x) prorated to the executive's date of termination and (y) paid to the executive in a lump sum on the normal payment date for such annual bonuses under the plan, but not later than the March 15 following the end of the performance period;

(c) the executive's unpaid bonus (if any) accrued under the Company's annual cash incentive plan for the fiscal year that ended on or immediately before the executive's termination, which accrued bonus shall be paid to the executive in a lump sum on the normal payment date for such bonuses under the plan, but not later than 74 days following the executive's termination of employment;

(d) all the outstanding stock options, SARs, restricted stock and restricted stock unit awards, and other equity-based awards granted by the Company to the executive that are not performance awards shall become fully vested and immediately exercisable or payable in full on the effective date of the release required under the Agreement, provided such release is timely executed by the executive following termination of employment;

(e) all performance award units other than those that are covered under the Company's annual cash incentive plan shall become fully vested and paid at target performance as soon as administratively feasible following the termination of employment, but not later than March 15 of the year following such termination;

(f) all account balances in any supplemental and nonqualified retirement plans shall become fully vested; and

(g) welfare plan costs equal to two times (three times with respect to Mr. Bradie) the total annual cost to the executive and the Company of the medical, dental, life, and disability benefits provided to the executive and the executive's eligible dependents by the Company for the year of the executive's termination.

DETERMINATION OF APPROPRIATE PAYMENT AND BENEFIT LEVELS UNDER THE VARIOUS CIRCUMSTANCES THAT TRIGGER PAYMENTS AND BENEFITS

Our Compensation Committee engaged Aon Hewitt, its previous compensation consultant, to assist in the development of the Agreement. In February 2008, Aon Hewitt presented a comprehensive overview of market practices of severance and change-in-control benefits among our then Core Peer Group, as well as Aon Hewitt's knowledge of general market practices and emerging trends. In addition, Aon Hewitt provided our Compensation Committee with a proposed severance and change-in-control program that was consistent with the median of such Core Peer Group. Our Compensation Committee elected to move forward with the proposed program, with some adjustments to make severance payments (without a change in control) more difficult to trigger as compared to the terms of the companies in such Core Peer Group and to add a broad two-year clawback provision. In May 2008, Aon Hewitt presented the revised program, with all the potential costs associated with the suggested Agreement, and after further review and advice from outside legal counsel, our Compensation Committee approved the Agreement. Since May 2008, our Compensation Committee has regularly reviewed the Agreement to ensure it remains consistent with the median of our most current Core Peer Group.

MATERIAL CONDITIONS OR OBLIGATIONS APPLICABLE TO THE RECEIPT OF PAYMENTS OR BENEFITS

As a condition to receiving severance benefits upon a termination by the Company (except for "cause") or a resignation by the executive for "good reason" or retirement, an executive must first execute a release and full settlement agreement. The Agreement also contains customary confidentiality, non-competition, and non-solicitation covenants, as well as a mandatory arbitration provision. In addition, the Agreement contains a clawback provision that allows the Company to recover any benefits paid under the Agreement if the Company determines within two years after the executive's termination of employment that the executive's employment could have been terminated for cause.

No Employment Agreements

The Company has no employment agreements with its Named Executive Officers. Each of our Named Executive Officers has entered into severance and change-in-control agreements that only provide for severance-type benefits, as described above.

CEO Pay Ratio

Presented below is the ratio of the annualized total compensation of Mr. Bradie, our CEO, to the annual total compensation of our median employee (excluding the CEO).

Pay Ratio Methodology and Calculation

Determination of Employee Population

We determined that, as of December 31, 2020, our employee population consisted of approximately 27,474 individuals working for the Company and its consolidated subsidiaries, with approximately 21,978 of these individuals located in the U.S. This population consisted of our full-time, part-time, external, and temporary employees (we do not have seasonal workers) and excluded approximately 8,288 employees working in joint ventures that are not consolidated subsidiaries of KBR and who are not otherwise our employees. This population also excluded approximately 1,820 external individuals working for the Company, whose take home pay we do not control. We excluded 5% of our total employees in the following non-U.S. jurisdictions: approximately 677 employees in the United Arab Emirates, 240 employees in Mexico, 208 employees in Saudi Arabia, 165 employees in Indonesia, 43 employees in the United Kingdom, 13 employees in the Czech Republic, 5 employees in each of China, Oman and Russia, 4 employees in Australia, 2 employees in each of Azerbaijan and Iraq, and 1 employee in each of Angola, Germany, the Netherlands, the Republic of Korea, and Singapore. As a result, the total number of employees used to identify the median of the annual total compensation of all our employees was approximately 26,100, of which approximately 21,978 were located in the U.S.

Consistently Applied Compensation Measure

We used total cash compensation for 2020 (without making any cost-of-living adjustment) as a consistently applied compensation measure to identify our median employee. Short- and long-term equity-based incentives were excluded from our compensation measure since such incentives are not broad-based and including them would not substantially impact the determination of our median employee. Total cash compensation is a relatively broad measure of pay. The Company chose not to use earnings reported to the Internal Revenue Service on Form W-2 for employees in the U.S. because those amounts would include equity-based compensation and W-2 earnings is not a measure that can be easily applied consistently to employees outside of the U.S. Compensation of employees who were on unpaid leave of absence was annualized.

Data Gathering

While the rule allows for statistical sampling or "other reasonable methods," data collection was performed for all employees as it would have been costly to create a subgroup that was representative of the entire employee population given that the non-U.S. employees included in the calculation are based in approximately 50 countries.

Pay Ratio Calculation

After we identified our median employee, we combined all the elements of such employee's compensation for 2020 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $71,189. The annual total compensation of our CEO was $9,864,381, as reported in the "Total" column of our 2020 Summary Compensation Table included in this proxy statement.

Based on this information, for 2020 the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees was reasonably estimated to be 139:1.

The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to KBR's pay ratio, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in their calculations.

Director Compensation

The annual compensation for our non-executive Directors is shown below. However, to reduce Company costs during the COVID-19 pandemic and downturn of the energy market, our non-executive Directors elected to waive 15% of their cash compensation for the second quarter of 2020 and 10% of their cash compensation for the third quarter of 2020.

Who receives	Amount and type of compensation	How paid
All non-executive directors	$100,000 annual retainer	Quarterly cash payments made prior to the end of each quarter
Non-executive Chairman of the Board	Additional $125,000 annual retainer	
Audit Committee Chairman	Additional $20,000 annual retainer	
Compensation Committee Chairman	Additional $15,000 annual retainer	
Nominating and Corporate Governance Committee Chairman[1]	Additional $10,000 annual retainer	
Sustainability and Corporate Responsibility Committee Chairman	Additional $10,000 annual retainer	
All non-executive directors	$150,000 equity award[2]	Annual grant of restricted stock units that vest in full after six months

(1) If the non-executive Chairman of the Board is concurrently serving as the Chairman of the Nominating and Corporate Governance Committee, there will be no additional annual retainer for the Nominating and Corporate Governance Committee Chairman.

(2) The number of restricted stock units awarded each non-employee director is equal to $150,000 divided by the closing price of our common stock on the date of grant (rounded up to the next whole share).

KBR's nonqualified elective deferral plan for non-executive Directors permits non-executive Directors to make an annual election to defer payment of some or all of their cash retainers and equity compensation for the following year. The non-executive Directors also have the option to elect to have their cash compensation converted to RSUs. For the 2020 plan year, General Lyles elected to defer 50% of his cash compensation and 100% of his equity compensation into the plan, and Mr. Blackwell elected to defer 100% of his equity compensation into the plan.

Our Compensation Committee reviews the competitiveness of the compensation paid to our non-executive Directors at least annually. The results of the most recent review were presented to our Board in

October 2020, and no changes were made to the compensation of our non-executive Directors. The last change approved by our Board was to increase the value of the annual award of RSUs from $110,000 to $150,000 beginning in 2018 to bring the Company's average non-executive director compensation closer to the median of our peers. The additional annual retainers for the committee chairmen have not changed since 2016, and the annual cash retainer has not changed since 2010.

The following table sets forth certain information with respect to KBR's director compensation for non-executive Directors during the fiscal year ended December 31, 2020.

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)[4]	All Other Compensation($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)
Mark E. Baldwin	112,500	150,014	—	—	262,514
James R. Blackwell	103,125	150,014	—	—	253,139
Lynn A. Dugle	93,750	150,014	—	—	243,764
Lester L. Lyles[5]	210,938	150,014	16,553	—	377,505
Wendy M. Masiello	93,750	150,014	—	—	243,764
Jack B. Moore	107,813	150,014	—	—	257,827
Ann D. Pickard	103,125	150,014	—	—	253,139
Umberto della Sala	93,750	150,014	—	—	243,764

(1) Directors who were also full-time officers or employees of KBR received no additional compensation for serving as directors.

(2) Director fees reflect fees earned in 2020, including fees that may have been deferred into the KBR Non-Employee Directors Elective Deferral Plan. The fees also reflect the cost-saving reductions applied in the second and third quarters of 2020 as described above in "Director Compensation."

(3) The amounts in column (c) represent the grant date fair value of awards granted in 2020 pursuant to the KBR Stock and Incentive Plan. The fair values were determined in accordance with FASB ASC 718, "Stock Compensation." Assumptions used in the calculation of these amounts are described in note 1 under "Description of Company and Significant Accounting Policies" and note 21 under "Share-based Compensation and Incentive Plans" of our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2020. Dividends paid on the stock awards are not reported separately in this table because they are already factored into the grant date fair value. All Directors were fully vested in their restricted stock units at the end of 2020.

(4)   The amount in column (d) reflects the above-market or preferential earnings on nonqualified deferred compensation in General Lyles's cash retainer account under the KBR Non-Employee Directors Elective Deferral Plan.

(5)   General Lyles elected to defer 50% of his annual cash retainer payable for 2020 into the KBR Non-Employee Directors Elective Deferral Plan. Accordingly, he actually received only half of the amount in column (b) in cash in 2020.

Director Stock Ownership Guidelines

Our Board of Directors established stock ownership guidelines for the non-executive Directors to link more closely the financial interests of the non-executive Directors with those of KBR's stockholders. Non-executive Directors are required to own KBR stock in an amount equal to five times the non-executive Director annual cash retainer within five years of joining the Board of Directors. All of our non-executive Directors who have served at least five years are in compliance with the stock ownership guidelines.

Certain Relationships and Related Transactions

We perform many of our projects through incorporated and unincorporated joint ventures. In addition to participating as a joint venture partner, we often provide engineering, procurement, construction, operations, or maintenance services to the joint venture as a subcontractor. Where we provide services to a joint venture that we control and therefore consolidate for financial reporting purposes, we eliminate intercompany revenues and expenses on such transactions. When we account for our interest in the joint venture under the equity method of accounting, we do not eliminate any portion of our revenues or expenses. We recognize the profit on our services provided to joint ventures that we consolidate and joint ventures that we record under the equity method of accounting primarily using the percentage-of-completion method.

Related Person Policies

Our Board of Directors has adopted a policy requiring its approval of any transactions involving our directors, executive officers or any nominees for director and any greater than 5% stockholders and their immediate family members. This policy covers transactions, arrangements or relationships or any series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) we (including any of our subsidiaries) were, or will be a participant, (2) the aggregate amount involved exceeds $120,000 in any calendar year, and (3) any related person had, has or will have a direct or indirect interest (other than solely as a result of being a director or holding less than a 10 percent beneficial ownership interest in another entity), and which is required by the rules and regulations of the SEC to be disclosed in our public filings. The Board of Directors will only approve transactions with related persons when the Board determines such transactions are in our best interests or the best interests of our stockholders. In determining whether to approve or ratify a related person transaction, the Board of Directors will consider the following factors and such other factors as it deems appropriate:

l   whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances;

l   whether the transaction is material to us or the related person;

l   the role the related person has played in arranging the related person transaction;

l   the structure of the related person transaction;

l   the extent of the related person's interest in the transaction; and

l   whether there are alternative sources for the subject matter of the transaction.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires KBR's directors and executive officers, and persons who own more than ten percent of a registered class of KBR's equity securities, to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of common stock of KBR.

To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that such reports accurately reflect all reportable transactions and holdings, with respect to the fiscal year ended December 31, 2020, and during 2021 through the date of this proxy statement, all officers, directors and greater than ten-percent beneficial owners complied with all applicable Section 16(a) filing requirements.



The Field Maintenance MaxxPro MRAP Team at the Al Asad Airbase, Iraq.



Audit Matters

Astronauts use the Neutral Buoyancy Lab (NBL) at NASA's Johnson Space Center to perform simulated extravehicular activity (EVA) tasks in preparation for upcoming missions. KBR supports human performance and EVA testing inside the NBL.

Audit Committee Report

KBR's Audit Committee operates under a written charter adopted by the Board that outlines the responsibilities of, and practices followed by, the Committee. A copy of the Charter is available on KBR's website, kbr.com, by choosing "Our Company" under the "About Us" menu, then selecting "Corporate Governance" and "Board Committees." We review and reassess the charter annually and recommend any changes to the Board of Directors for approval. We met 10 times in 2020, and this report summarizes the Committee's activities during those meetings.

KBR's management is responsible for preparing KBR's financial statements, and the principal independent accountants are responsible for auditing those financial statements. The Audit Committee's role is to provide oversight of management and to appoint, compensate, retain, and oversee the work of the principal independent accountants.

Primary Responsibilities and 2020 Actions

The Audit Committee assists the Board in overseeing the accounting and financial reporting process and integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; and the performance of the internal audit function, internal accounting controls, disclosure controls and procedures, and internal control over financial reporting. In 2020, in fulfilling these responsibilities, among other things, we:

l Met with senior members of the Company's financial management team at each meeting;

l Held separate private sessions, during regularly scheduled meetings, with each of the Company's Chief Financial Officer, Chief Accounting Officer, General Counsel, and Head of Internal Audit, providing an opportunity for candid discussions regarding financial management, legal, accounting, auditing, and internal controls matters;

l Reviewed and discussed with management the Company's earnings releases and the financial results for each quarterly period and for the fiscal year as set out in the Company's Forms 10-Q and Form 10-K prior to filing with the SEC, with particular attention to quality financial statements and internal audit in the context of the Company's COVID-19 response and remote working;

l Received periodic reports on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment, and management's conclusions on the effectiveness of the Company's internal control over financial reporting;

l Met with the Chief Information Officer to review and discuss cybersecurity initiatives, data privacy and security controls, and measures implemented to improve systems and processes;

l Reviewed and discussed with senior management significant risks and exposures identified by management and the Company's processes related to risk assessment and management, including the Company's enterprise risk management process;

l Reviewed and discussed with senior management, including the Head of Internal Audit, prior period adjustments and significant changes in estimates of costs to complete certain engineering, procurement and construction projects, the evaluation of the Company's internal controls over financial reporting, and the quality of the Company's financial reporting;

l Met with the General Counsel and Chief Compliance Officer to receive status reports on compliance matters and to discuss the effectiveness of the Company's compliance program;

l Reviewed and discussed with senior management the transitions of the Chief Accounting Officer and Head of Internal Audit;

l Reviewed and discussed with senior management updates on integration and synergies associated with acquisitions like Centauri, SOX compliance, and accounting techniques blending Generally Accepted Accounting Principles and Cost Accounting Standards where appropriate for efficiencies as cost-reimbursable government work increases;

l Reviewed and discussed with senior management critical accounting policies and estimates including contract revenue, purchase price allocation, goodwill impairment testing, deferred taxes, pensions and legal and other contingent matters; and

l Reviewed the Company's internal audit plan, received individual audit reports, discussed with management measures implemented in response to internal audits, and reviewed the performance of the Company's internal audit function.

Oversight of Independent Auditors

In addition to the responsibilities described above, the Audit Committee oversees the audits of the Company's financial statements and the independence, qualifications, and performance of the independent auditors. In fulfilling our oversight role for the year ended December 31, 2020, we reviewed and discussed with KPMG LLP, the Company's independent auditors and principal independent accountants, as well as with senior members of the Company's financial management team, the overall audit scope and plan, the results of the external audit, and evaluations by KPMG LLP of the Company's internal controls over financial reporting, the quality of the Company's financial reporting, the effectiveness of the Company's disclosure controls and procedures, and critical audit matters. KPMG LLP also reported to us on significant accounting judgments and estimates made by management in preparing the financial statements, as well as their analysis and assessment of significant risks. We also discussed with KPMG LLP the matters required to be communicated pursuant to the standards promulgated by the Public Company Accounting Oversight Board and the SEC.

We discussed with KPMG LLP their assessment of their independence, including with respect to the tax services provided by them, and received the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with us concerning independence.

2020 Audited Financial Statements

Based on our review of the audited financial statements, discussions with management and with KPMG LLP, and our review of KPMG LLP's written disclosures and letter, we recommended to the Board of Directors that the audited financial statements be included in KBR's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, for filing with the SEC. Our recommendation considers our review of that firm's qualifications as independent accountants for the Company. Our review also included matters required to be considered under SEC rules on auditor independence, including the nature and extent of non-audit services. In our judgment the nature and extent of non-audit services performed by KPMG LLP during the year did not impair the firm's independence.

After discussions with management, considering KPMG LLP's historical and recent performance of KBR's audit, the capabilities and performance of the audit team, and KPMG LLP's independence, the Committee concluded that it would be in the best interests of KBR and its stockholders to retain KPMG LLP to serve as the independent registered public accounting firm to audit the consolidated financial statements for KBR for 2021 and recommends that such appointment be ratified by stockholders at the 2021 annual meeting.

Respectfully submitted,

The Audit Committee of Directors

Mark E. Baldwin, Chairman
Lynn A. Dugle
Lt. General Wendy M. Masiello
Ann D. Pickard

March 17, 2021

Approved Principal Accountant Fees and Services

The following table presents the pre-approved fees for audit services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2020, and December 31, 2019, and fees billed or expected to be billed for audit-related, tax and all other services rendered by KPMG during those periods.

Thousands of dollars	**2020**	2019
Audit fees[1]	$ 5,866	$ 6,127
Audit-related fees[2]	100	10
Tax fees[3]	264	156
All other fees	30	—
TOTAL	**$ 6,260**	**$ 6,293**

(1) Audit fees represent the pre-approved aggregate fees for professional services rendered by KPMG for the integrated audit of our annual financial statements for the fiscal years ended December 31, 2020, and December 31, 2019. Audit fees also include the audits of many of our subsidiaries regarding compliance with statutory requirements in foreign countries and review of registration statements.

(2) Audit-related fees primarily include professional services rendered by KPMG for special purpose audits of separate KBR entities primarily related to jurisdictional licensing requirements.

(3) 2020 tax fees consist of the aggregate fees for professional services rendered by KPMG for federal, state and international tax compliance.

PRE-APPROVAL POLICY

The Audit Committee has established a written pre-approval policy requiring the Audit Committee to approve all services to be provided by KPMG and all audit services provided by other independent accountants. The policy provides that all audit, audit-related, and tax services to be provided by KPMG must be described in a written plan submitted to the Audit Committee annually for pre-approval. The Audit Committee, its Chairman, or another Audit Committee member designee must pre-approve any audit, audit-related, or tax services to be provided by KPMG that were not submitted for annual pre-approval if the fees to be paid for such services will exceed $150,000. All other services for fees in excess of $50,000 must be specifically approved in the same manner. Any services provided by KPMG must be pre-approved by the Audit Committee if the fees are $250,000 or greater.

The policy also provides that all audit services to be provided by independent public accountants other than KPMG must be described in writing and presented to the Audit Committee by our Chief Accounting Officer annually for pre-approval. Any audit services not included in the annual pre-approved plan must be approved in the same manner as unplanned audit, audit-related, and tax services to be provided by KPMG.

As permitted by the SEC, to ensure prompt handling of unexpected matters, our policy allows for the delegation of the Audit Committee's pre-approval authority under the policy to the Chairman or another designated member of the Audit Committee. Any pre-approval decision by the Audit Committee Chairman or other Audit Committee designee will be reported to the Audit Committee at the next regularly-scheduled meeting following such decision.

Proposal No. 3 — Ratify the Appointment of Independent Registered Public Accounting Firm

 The Audit Committee of the Board of Directors recommends that you **vote FOR** ratification of the appointment of KPMG LLP as our independent registered public accounting firm to audit the consolidated financial statements for KBR as of and for the year ending December 31, 2021. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless stockholders specify otherwise.

KPMG LLP has audited the financial statements of KBR and its predecessor since 2004. A resolution will be presented at the Annual Meeting of Stockholders to ratify the appointment by the Audit Committee of the Board of Directors of KPMG as independent registered public accounting firm to audit the consolidated financial statements of KBR as of and for the year ending December 31, 2021. KPMG LLP has advised that neither the firm nor any member of the firm has any direct financial interest or any material indirect interest in KBR. Also, during at least the past three years, neither the firm nor any member of the firm has had any connection with KBR in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

Representatives of KPMG LLP are expected to be present at the Annual Meeting of Stockholders, will have the opportunity to make a statement, and will be available to respond to appropriate questions from stockholders.

As a matter of good corporate governance, the Audit Committee submits the selection of the independent registered public accounting firm to our stockholders for ratification. The proposal to ratify the appointment of KPMG LLP will be approved if it receives the affirmative vote of a majority of the shares of common stock present in person (including virtually) or represented by proxy at the Annual Meeting of Stockholders. If our stockholders do not ratify the appointment of KPMG LLP, the Audit Committee may reconsider its selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2021, but the Audit Committee may also elect to retain KPMG LLP. Even if the selection of KPMG LLP is ratified, the Audit Committee in its discretion may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such change would be appropriate.

Proposal No. 4

● Mine-Resistant Ambush Protected All-Terrain Vehicle (M-ATV)

KBR provides a range of reliability, availability and maintainability (RAM) tools, as well as technical publications support and logistical services for land and sea transportation assets for the U.S. Army's Transportation Systems Program Office. KBR continues to pursue new solutions and initiatives for fielded systems, such as applying modeling and simulation methodologies to improve system reliability, and provides life cycle cost reduction and design changes. KBR's work helps ensure America's men and women on the frontlines are equipped with the most capable and safest vehicles.

 

Proposal No. 4 — Approve the Amended and Restated KBR, Inc. 2006 Stock and Incentive Plan

Reason for the Amendment

We are asking stockholders to approve an amendment and restatement (the "Amendment") to the KBR, Inc. 2006 Stock and Incentive Plan, as last amended and restated May 12, 2016 (the "Stock Plan"), attached hereto as Appendix A, so that we may continue to achieve our goals of attracting, motivating, and retaining highly competent employees through grants of equity and cash performance awards. The Stock Plan last was amended and approved by stockholders at our 2016 Annual Meeting of Stockholders. Our Compensation Committee and our Board of Directors have approved the Amendment to the Stock Plan, subject to the approval of our stockholders at the Annual Meeting.

We strongly believe that the approval of the Amendment to the Stock Plan is essential to our continued success. We use equity and cash performance awards to motivate high levels of performance, to align the interests of our employees and stockholders, and to enhance our ability to attract and retain highly qualified non-employee directors. We believe that the ability to grant equity and cash performance awards is important to our future success.

Changes to the Stock Plan

The following is a summary of the material changes that are contained in the Amendment to the Stock Plan as compared to the existing Stock Plan. Please also read the summary of the Stock Plan below.

(i) Increase the number of shares of our common stock available for issuance under the Stock Plan by 7,000,000 shares from 16,400,000 to 23,400,000.

(ii) Increase the sublimit on the number of shares of common stock that may be delivered under the Stock Plan in the form of restricted stock awards, restricted stock unit awards, stock value equivalent awards, or pursuant to performance awards denominated in common stock by 7,000,000 from 9,900,000 to 16,900,000.

(iii) Extend the term of the Stock Plan from May 12, 2026 to May 19, 2031.

(iv) The new name of the Stock Plan will be the "Amended and Restated KBR Inc. 2006 Stock and Incentive Plan."

If the Amendment to the Stock Plan is approved, we will register the additional approved common stock on a Registration Statement on Form S-8.

Share Information

The following table includes information regarding outstanding equity awards and shares available for future awards under all of our equity compensation plans as of March 13, 2021 (and without giving effect to any approval of the Amendment to the Stock Plan under this proposal):

Total shares underlying outstanding options	1,093,465
Weighted average exercise price per share of outstanding options	$28.06
Weighted average remaining contractual life of outstanding options	2.24 Years
Total shares underlying outstanding, unvested time-based full value awards	971,403
Total shares underlying outstanding, unvested performance-based full value awards*	388,429
Total shares currently available for grant	2,577,919
Total shares currently available for grant as full-value restricted stock, restricted stock unit, and performance awards	495,395

*   *The number of shares shown in this table is based on target performance.*

As shown in the following table, our three-year average annual burn rate has been 0.97%, which is well below the Institutional Shareholder Services burn rate benchmark of 3.57% that applies to our capital goods industry.

Fiscal Year	Options Granted	Full Value Awards Granted	Total[1]	Weighted Average Number of Common Shares Outstanding	Burn Rate = Total /Weighted Average Common Shares Outstanding
2020	0	567,237[2]	1,134,474	142,000,000	0.80 %
2019	0	802,025	1,604,050	141,000,000	1.14 %
2018	0	678,600	1,357,200	140,000,000	0.97 %
THREE-YEAR AVERAGE					**0.97 %**

(1)   Using ISS methodology, calculated as the sum of: (a) the number of shares granted as option awards and (b) the number of shares granted as time-based full value awards, multiplied by a factor of 2.

(2)   Includes shares underlying performance-based awards based on target performance.

Summary of the Stock Plan, As Amended

The following is a general summary of the material provisions of the Stock Plan and is qualified in its entirety by the full text of the Stock Plan, as amended and restated by the Amendment, which is attached to this proxy statement as Appendix A.

Types of Awards. The Stock Plan provides for the grant of any or all of the following types of awards:

l   stock options, including incentive stock options and non-qualified stock options;

l   stock appreciation rights ("SARs"), in tandem with stock options or freestanding;

l   restricted stock;

l   restricted stock units;

l   performance awards; and

l   stock value equivalent awards.

Awards may be made to the same person on more than one occasion and may be granted singly, in combination, or in tandem as determined by the Compensation Committee.

Shares Subject to the Stock Plan and Award Limitations. We have reserved 23,400,000 shares of our common stock for purposes of the Amendment to the Stock Plan, of which no more than 16,900,000 shares may be issued in the form of restricted stock, restricted stock units, stock value equivalents, or pursuant to performance awards denominated in common stock. There is a 500,000 share limit on the total number of option shares or stock appreciation rights, singly or in combination, together with shares or share equivalents under performance awards that are denominated in common stock, restricted stock awards and/or restricted stock unit awards that may be granted to any participant in any one calendar year. The cash value determined as of the date of grant of any performance award not denominated in common stock together with any stock value equivalent award granted to any participant for any one calendar year may not exceed $12,000,000. Except in connection with a corporate transaction involving the Company, repricing, the cancellation and reissuance, and the exchange for cash of stock options or SARs is prohibited. The Stock Plan provides for adjustments to the terms of outstanding grants and the shares reserved for future grants in the event of

subdivisions or combinations of our common stock, stock dividends or stock splits. It also provides for adjustments to be determined by the Compensation Committee in the event of consolidations or mergers of our company with another corporation or entity, recapitalizations of our company or distributions to holders of our common stock of securities or property other than normal cash dividends or stock dividends. In general, we may satisfy awards granted under the Stock Plan using shares of our authorized but unissued common stock or common stock previously issued that we have reacquired.

Shares that have been issued under the Stock Plan under any award will not be available for the grant of a new award under the Stock Plan. However, if an award expires without having been exercised in full, or, with respect to restricted stock, restricted stock units, performance awards, or stock value equivalent awards, is forfeited to, or settled in cash by, KBR, the unpurchased shares (or for awards other than options and stock appreciation rights, the forfeited or repurchased shares) that were subject to the award will become available for the grant of a new award under the Stock Plan. Shares withheld from an award to satisfy the exercise price of the award or KBR's required tax withholding obligations will not be available for new grants. If a share-settled stock appreciation right is exercised, the gross number of shares subject to the stock appreciation right will be counted against the shares available for issue under the Stock Plan as one share for every share subject to the stock appreciation right, regardless of the number of shares used to settle the stock appreciation right upon exercise. Further, the shares available for issue under the Stock Plan are not increased by any shares repurchased by the Company in connection with the exercise of an outstanding stock option.

The Stock Plan also includes a limit on the total amount of compensation, including both equity and cash, which may be awarded to non-employee directors under any of our compensation plans (including, without limitation, the Stock Plan). The compensation awarded to any non-employee director for any single calendar year beginning on or after January 1, 2016 may not exceed $1,000,000 (or 150% of such amount for a non-employee director serving as the Chairman of the Board or the Lead Director and for the first calendar year during which an individual becomes a non-employee director). Compensation, if any, paid to a non-employee director during any period in which such individual was an employee or consultant of the Company is disregarded for purposes of applying this limitation.

The closing price per share of our common stock on the New York Stock Exchange ("NYSE") as of March 12, 2021 was $33.67.

Term. The Stock Plan has a ten-year term; new awards may not be granted under the Stock Plan following May 19, 2031, which is the tenth anniversary of the new effective date of the Stock Plan, as amended and restated by the Amendment.

Administration. The Compensation Committee appointed by our Board of Directors administers the Stock Plan for our employees. Our Compensation Committee was appointed by, and serves at the pleasure of, our Board of Directors.

Subject to the terms of the Stock Plan, and to any approvals and other authority as our Board of Directors may reserve to itself from time to time, our Compensation Committee, consistent with the terms of the Stock Plan, has authority to:

l   select the individuals to receive awards;

l   determine the timing, form, amount or value and term of grants and awards, and the conditions and restrictions, if any, subject to which grants and awards will be made and become payable under the Stock Plan;

l   construe the Stock Plan and prescribe rules and regulations for the administration of the Stock Plan; and

l   make any other determinations authorized under the Stock Plan as the Compensation Committee deems necessary or appropriate.

The Compensation Committee may delegate some or all of its power to our CEO. However, such delegation may not include the power with regard to the selection for participation in the Stock Plan of an officer or other person subject to Section 16 of the Exchange Act or decisions concerning the grant, type, timing, pricing or amount of an award to such an officer or other person.

Eligibility. A broad group of our employees and employees of our affiliates are eligible to participate in the Stock Plan. The selection of participants from eligible employees is within the discretion of the Compensation Committee. Outside directors of KBR are also eligible to participate in the Stock Plan. As of March 13, 2021, approximately 500 employees and 8 outside directors of KBR were eligible to participate in the Stock Plan.

Stock Options. Awards under the Stock Plan may be in the form of stock options to purchase shares of common stock. The Compensation Committee will determine the number of shares subject to the option, the manner and time of the option's exercise, the conditions on exercisability and the exercise price per share of stock subject to the option. The term of an option may not exceed ten years. The exercise price of a stock option will not be less than the fair market value of the common stock on the date the option is granted. The Compensation Committee will designate each option as a non-qualified or an incentive stock option. No dividend equivalents may be granted in connection with any stock option.

Stock Appreciation Rights. The Stock Plan also authorizes the Compensation Committee to grant stock appreciation rights either independent of, or in connection with, a stock option. The exercise price of a SAR will not be less than the fair market value of the

common stock on the date the SAR is granted. If granted with a stock option, exercise of SARs will result in the surrender of the right to purchase the shares under the option as to which the SARs were exercised. Upon exercising a SAR, the participant receives for each share for which the SAR is exercised, an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. Payment of that amount may be made in shares of common stock, cash, or a combination of cash and common stock, as determined by the Compensation Committee. The term of a SAR grant may not exceed ten years. No consideration is received by us for granting SARs. No dividend equivalents may be granted in connection with any SAR.

Each grant of a SAR will be evidenced by an agreement that specifies the terms and conditions of the award, including the effect of death, disability, retirement or other termination of service on the exercisability of the SAR.

Restricted Stock and Restricted Stock Units. Stock awards may be granted consisting of restricted common stock or restricted stock units denominated in common stock. The Compensation Committee may establish rules and procedures for the crediting of dividend equivalents, if any, for restricted stock unit awards. Restricted stock and restricted stock unit awards are subject to the 16,900,000 share limit on the total number of shares that may be issued in the form of restricted stock, restricted stock units, stock value equivalents, or performance awards denominated in common stock. The Compensation Committee will determine the nature and extent of the restrictions on the awards, including performance measures, the duration of the restrictions, and any circumstance under which restricted shares or units will be forfeited. Generally, the restrictions may not lapse in less than equal annual installments over a period of at least three years from the date of grant. However, pursuant to the Stock Plan, up to an aggregate of 5% of the maximum number of shares that may be issued under the plan may be awarded pursuant to restricted stock, restricted stock unit, stock value equivalent, and common stock-denominated performance awards that are not subject to such minimum three-year vesting requirement.

Performance Awards. The Stock Plan permits the Compensation Committee to grant performance awards to eligible individuals. Performance Awards are awards that are contingent on the achievement of one or more performance measures. Pursuant to the Stock Plan, performance awards denominated in common stock are subject to a similar three-year minimum vesting requirement and the related 5% exception that applies to restricted stock and restricted stock unit awards as described above under "Restricted Stock and Restricted Stock Units" and stock value equivalents as described below under "Stock Value Equivalent Awards."

The performance criteria that may be used by the Compensation Committee in granting performance awards consist of the following, without limitation: earnings, cash value added performance, cash flow, stockholder return and/or value, customer satisfaction, operating profits (including EBITDA), revenue, net profits, financial return ratios, earnings per share, profit return and margins, stock price, market share, cost reduction goals, debt to capital ratio, working capital, return on capital, days billed accounts receivable outstanding, days unbilled accounts receivable outstanding, job income sold, net overhead expense, forecast accuracy, and safety.

The Compensation Committee may select one criterion or multiple criteria for measuring performance. The measurement may be based on company, subsidiary, business unit, business group, or corporate department performance, or based on comparative performance with other companies or other external measures of selected performance criteria. The Compensation Committee will also determine the length of time over which performance will be measured. The effect of an awardee's death, disability, retirement or other termination of service during the performance period will be provided in the participant's performance award agreement.

Stock Value Equivalent Awards. The Stock Plan permits the Compensation Committee to grant stock value equivalent awards to eligible individuals. Stock value equivalent awards are rights to receive an amount equal to or based in whole or in part upon (a) the fair market value of a specified number of shares of common stock, or (b) any appreciation in the fair market value of the shares over a specified period of time, which rights vest over a period of time as established by the Compensation Committee, or upon the satisfaction of any performance objectives or other events applicable to such awards as provided by the Compensation Committee. Payment of the vested portion of a stock value equivalent award shall be made in cash, based (to the extent applicable) on the fair market value of the common stock on the payment date or such other date as may be specified by the Compensation Committee in the award. The Compensation Committee will also determine the effect of an awardee's death, disability, retirement or other termination of service during the applicable period. Cash dividend equivalents may be paid during, or may be accumulated and paid at the end of, the determined period with respect to a stock value equivalent award, as determined by the Compensation Committee. Pursuant to the Stock Plan, stock value equivalent awards are subject to a similar three-year minimum vesting requirement and the related 5% exception that applies to restricted stock and restricted stock unit awards as described above under "Restricted Stock and Restricted Stock Units" and performance awards denominated in common stock as described above under "Performance Awards."

Corporate Change. In the event of a corporate change of KBR, unless an award document, a severance and change in control agreement, or the Compensation Committee provides otherwise, if within two years after the corporate change a participant is involuntarily terminated (or terminates with good reason) from employment (or a non-employee director's membership on the Board is terminated), then (a) all outstanding awards held by such individual will immediately vest and, if applicable, become fully exercisable, (b) any restrictions on the awards will lapse, and (c) all performance measures upon which any outstanding award is contingent will be deemed achieved at the maximum level and the participant will receive a payment equal to the maximum amount of the award he or she would have been otherwise entitled to receive, prorated to the date of termination of employment with KBR (or of membership on the Board).

Amendment and Termination of the Stock Plan; Repricings Prohibited. The Board of Directors may amend or terminate the Stock Plan, but no amendment or termination may be made that would materially impair the rights of any holder of an award already granted without his or her consent. In addition, without the approval of the stockholders, the Board of Directors may not amend the Stock

Plan to effect a material revision, including, but not limited to: (a) materially increasing the benefits accruing to a participant under the Stock Plan, (b) materially increasing the aggregate number of shares of common stock that may be issued under the Stock Plan, (c) materially modifying the requirements as to eligibility for participation in the Stock Plan, (d) changing the types of awards available under the Stock Plan, (e) amending or deleting the provisions that prevent the Compensation Committee from amending the terms and conditions of an outstanding option or SAR to alter the exercise price, or (f) making any other amendment prohibited by the rules of the NYSE.

In addition, but without reducing the prohibitions in the provisions described above, except in connection with a corporate transaction involving KBR (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding options or stock appreciation rights or cancel outstanding options or stock appreciation rights in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights without stockholder approval.

Federal Income Tax Treatment. The following summarizes the current U.S. federal income tax consequences generally applicable to awards under the Stock Plan. A participant who is granted an incentive stock option does not realize any taxable income at the time of the grant or at the time of exercise, but in some circumstances may be subject to an alternative minimum tax as a result of the exercise. Similarly, we are not entitled to any deduction at the time of grant or at the time of exercise. If the participant makes no disposition of the shares acquired pursuant to an incentive stock option before the later of two years from the date of grant and one year from the date of exercise, any gain or loss realized on a subsequent disposition of the shares will be treated as a long-term capital gain or loss. Under these circumstances, we will not be entitled to any deduction for federal income tax purposes. If the participant fails to hold the shares for that period, the disposal is treated as a disqualifying disposition. The gain on the disposition is ordinary income to the participant to the extent of the difference between the option price and the fair market value on the exercise date. Any excess is long-term or short-term capital gain, depending on the holding period. Under these circumstances, subject to the limitations of Section 162(m) of the Internal Revenue Code ("Section 162(m)"), we will be entitled to a tax deduction equal to the ordinary income amount the participant recognizes in a disqualifying disposition. A participant who is granted a non-qualified stock option does not have taxable income at the time of grant, but does have taxable income at the time of exercise. The income equals the difference between the exercise price of the shares and the market value of the shares on the date of exercise. Subject to the limitations of Section 162(m), we are entitled to a corresponding tax deduction for the same amount. The grant of a SAR will produce no U.S. federal tax consequences for the participant or us. The exercise of a SAR results in taxable income to the participant, equal to the difference between the exercise price of the shares and the market price of the shares on the date of exercise, and a corresponding tax deduction to us, subject to the limitations of Section 162(m).

A participant who has been granted an award of restricted shares of common stock will not realize taxable income at the time of the grant, and we will not be entitled to a tax deduction at the time of the grant, unless the participant makes an election to be taxed at the time of grant of the award. When the restrictions lapse, the participant will recognize taxable income in an amount equal to the excess of the fair market value of the shares at that time over the amount, if any, paid for the shares. Subject to the limitations of Section 162(m), we will be entitled to a corresponding tax deduction. Dividends, if any, paid to the participant during the restriction period will also be compensation income to the participant and deductible as compensation expense by us. The holder of a restricted stock award may elect to be taxed at the time of grant of the restricted stock award on the market value of the shares over the amount, if any, paid for the shares, in which case:

l   we will be entitled to a deduction at the same time and in the same amount, subject to the limitations of Section 162(m);

l   dividends, if any, paid to the participant during the restriction period will be taxable as dividends to the participant and not deductible by us; and

l   there will be no further federal income tax consequences when the restrictions lapse.

A participant who has been granted a performance share award will not realize taxable income at the time of the grant, and we will not be entitled to a tax deduction at that time. A participant will realize ordinary income at the time the award is paid equal to the amount of cash paid or the value of shares delivered, and, subject to the limitations of Section 162(m), we will have a corresponding tax deduction.

The Stock Plan is intended to comply with Section 409A of the Internal Revenue Code ("Section 409A") and any ambiguous provision will be construed in a manner that is compliant with or exempt from the application of Section 409A. If any provisions of the Stock Plan or an award under the Stock Plan would result in the imposition of the additional tax under Section 409A, such provision

may be reformed, to the extent permitted by Section 409A, to avoid imposition of the additional tax and no action taken by KBR to comply with Section 409A shall be deemed to materially adversely offset the award recipient's rights.

The grant of a stock value equivalent award produces no U.S. federal income tax consequences for the participant or us. The payment of a stock value equivalent award or a restricted stock unit results in taxable income to the participant equal to the amount of the payment received, valued with reference to the fair market value of the common stock on the payment date. Subject to the limitations of Section 162(m), we are entitled to a corresponding tax deduction for the same amount.

We may deduct in connection with any award any taxes required by law to be withheld. The Compensation Committee may permit the participant to surrender, or authorize us to withhold, shares of common stock in satisfaction of our withholding obligations.

Section 162(m) precludes a public corporation from taking a deduction for compensation in excess of $1 million paid in a taxable year to its principal executive officer, its principal financial officer or any of its three other highest-paid officers.

Dodd-Frank Act Compliance. Notwithstanding anything in the Stock Plan or any award document to the contrary, if the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Act") (or any similar federal or state law) requires us to recoup any "erroneously awarded incentive compensation" that we have delivered or paid to a participant pursuant to an award, as a condition to the receipt of that award, the participant or former participant, as the case may be, must promptly repay to us such amount as required by the Act upon our written request therefor, even if the former participant has terminated employment with us and our subsidiaries. We may take such actions as we deem necessary or appropriate to comply with the Act. This provision will be deemed incorporated by reference into and made a part of each award document and will survive any termination of such award.

New Plan Benefits

The future awards, if any, that will be made to eligible individuals under the Stock Plan are subject to the discretion of the Compensation Committee and our CEO, and thus we cannot currently determine the benefits or number of shares subject to awards that may be granted to eligible individuals in the future under the Stock Plan.

Existing Stock Option Awards

The following table sets forth, for each of our named executive officers and certain groups, the number of shares of our common stock that are subject to outstanding stock option grants under the Stock Plan as of March 13, 2021. No stock option awards have been granted under the Stock Plan to any associate of a non-employee director, nominee or executive officer, and no other person has been granted five percent or more of the total amount of awards granted under the Stock Plan.

2006 Stock and Incentive Plan Options

	Number of Shares of Common Stock Subject to Stock Options
Stuart J. B. Bradie President and Chief Executive Officer[1]	123,176
Mark W. Sopp Executive Vice President and Chief Financial Officer	—
J. Jay Ibrahim President, Sustainable Technology Solutions	22,190
W. Byron Bright, Jr. President, Government Solutions	7,321
Eileen G. Akerson Executive Vice President and General Counsel	22,313
All current executive officers as a group (10 persons)	189,715
All current non-executive directors as a group (8 persons)[2]	—
All current employees, including all current officers who are not executive officers, as a group (453 persons)	1,093,465

(1)   Mr. Bradie is also a nominee for election as a director.

(2)   All current non-executive directors are nominees for election as a non-employee director, and there are no additional nominees for election as a non-employee director.

Securities Authorized for Issuance under Equity Compensation Plans

The following Equity Compensation Plan Information Table reflects data as of December 31, 2020:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,218,508	$ 28.00	2,847,622
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**1,218,508**	**$ 28.00**	**2,847,622**

NYSE regulations require that the Amendment to the Stock Plan be approved by a majority of votes cast and consider shares for which a holder has elected to abstain on the matter as a "vote cast." Therefore, approval of the Amendment to the Stock Plan will require that the number of shares voted "For" this proposal exceed the sum of the shares voted "Against" plus the number of abstentions.

Required Vote

Under our Bylaws, the proposal to approve the Amendment to the Stock Plan will be approved if it receives the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting of Stockholders on May 19, 2021, and voted for or against the proposal. If approved by the stockholders, the Amendment to the Stock Plan will be effective on May 19, 2021. However, notwithstanding anything in the Amendment to the Stock Plan to the contrary, if it is so approved, nothing therein shall operate or be construed to adversely affect the rights of any holder with respect to an outstanding award granted prior to May 19, 2021. If the Amendment to the Stock Plan is not approved by the stockholders, the Stock Plan as in effect prior to the Amendment will continue in effect without change.

 The Board of Directors recommends that you **vote FOR** approval of the Amended and Restated KBR, Inc. 2006 Stock and Incentive Plan.

 

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Additional Information

● KBR experts not only design and deliver cutting-edge, sustainable new assets, but we also help customers modernize existing assets and use ground-breaking proprietary process technologies to help run those assets more safely and efficiently while reducing overall carbon emissions.

 

General Information About KBR's Annual Meeting

If your question is not addressed below or elsewhere in this proxy statement, please contact KBR's Investor Relations Department at (713) 753-5082 or (866) 380-7721. Our principal executive office is located at 601 Jefferson Street, Suite 3400, Houston, Texas 77002, and our website address is kbr.com. Information contained on our website, including information referred to in this proxy statement, is not to be considered as part of the proxy solicitation material and is not incorporated into this proxy statement.

How does a virtual Annual Meeting work?

The Annual Meeting will be completely virtual via live webcast. There will be no physical meeting location. All stockholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting online, including to vote and submit questions. You will be able to find the meeting at **virtualshareholdermeeting.com/KBR2021.**

Our virtual stockholder meeting format uses technology designed to increase stockholder access, minimize health risks, reduce our environmental impact, and provide our stockholders rights and opportunities to participate similar to those they would have at an in-person annual meeting. Holding the meeting virtually also saves the Company and our stockholders time and money.

Stockholders will be able to hear all portions of the official Annual Meeting as conducted by the Board, submit written questions and comments, and vote online during the open poll portion of the Annual Meeting. We welcome your suggestions on how we can make our virtual Annual Meeting more effective and efficient.

HOW TO ACCESS THE ANNUAL MEETING AS IT HAPPENS

If you are a stockholder of record and you want to attend online and participate in the Annual Meeting, you will need the company number and the control number on your Notice of Internet Availability or proxy card to log in. If you are a beneficial stockholder and you want to attend the meeting online, you should log into your brokerage firm's website and select the stockholder communications mailbox to link through to the Annual Meeting. You also should receive written instructions from your broker, bank, or other nominee.

Online check-in will begin at 8:45 a.m. CDT. Please allow time for online check-in procedures. If you encounter difficulties accessing the virtual meeting or during the course of the Annual Meeting, please call 1-800-586-1548 from within the U.S., or 1-303-562-9288 if calling internationally, for live technical support.

If you do not comply with these procedures for attending the Annual Meeting online, you will not be able to participate in the meeting as it happens, but you may view a webcast replay once the meeting has concluded.

HOW WE WILL HANDLE STOCKHOLDER QUESTIONS

Stockholders may submit a question online in advance of or during the Annual Meeting. We will answer as many stockholder-submitted questions as time permits during the meeting and will publish and answer all stockholder questions following the meeting. Although the live webcast is available only to stockholders, we will post a webcast replay, the final report of the inspector of election, and the answers to all stockholder questions asked in connection with the Annual Meeting on our website, kbr.com, for at least one year. During the Annual Meeting, proponents of the stockholder proposals included in this proxy statement will have a dedicated call-in line so they can present their proposals.

HOW TO VOTE DURING THE VIRTUAL ANNUAL MEETING

If you attend the meeting, you may vote virtually online. You will see instructions for voting when you log in. If you do not attend the meeting, your shares can be voted only if you have followed the instructions for voting via the Internet or by telephone in advance of the meeting or if you returned a properly executed proxy.

Who is entitled to vote at the Annual Meeting?

Holders of record at the close of business on March 26, 2021, the record date for the meeting, will be entitled to vote at the Annual Meeting. On the record date, KBR had 141,222,673 shares of common stock outstanding. Each outstanding share of common stock is entitled to one vote on each matter submitted to the stockholders for a vote at the meeting. Fractional shares will not be voted. A complete list of stockholders entitled to vote will be kept at our offices at the address specified above for ten days prior to the meeting and will be available for inspection during the meeting.

What constitutes a quorum?

In order to conduct business at the meeting, a quorum constituting a majority of the shares of KBR common stock issued and outstanding and entitled to vote must be in attendance or represented by proxy. Abstentions and broker non-votes (described below) will be counted for purposes of determining whether a quorum is present at the meeting. If a quorum is not present, the Chairman of the Board or a majority of stockholders present in person (including virtually) or represented by proxy and entitled to vote have the power to adjourn the Annual Meeting, without notice other than an announcement at the Annual Meeting, until a quorum is present.

What kind of stockholder am I?

If your shares are registered directly in your name with American Stock Transfer & Trust Company, our transfer agent, you are considered the **stockholder of record** of those shares. As the stockholder of record, you have the right to grant your voting proxy directly or to vote online during the virtual Annual Meeting.

If your shares are held in a stock brokerage account or through a bank, broker, or other nominee, you are considered a **street name stockholder**, meaning you are the **beneficial owner** of shares held in "street name." The stockholder of record for your shares is your broker, bank, or other nominee. As the beneficial owner, you have the right to direct your bank, broker, or other nominee how to vote, and you also are invited to attend the Annual Meeting. Your broker, bank, or other nominee will give you instructions for how to do both of those things.

Who is soliciting my proxy to vote my shares?

The accompanying proxy is solicited by the Board of Directors of KBR, Inc. By executing and returning the enclosed proxy or by following the enclosed voting instructions, you authorize the individuals named in the proxy to represent you and vote your shares on the matters described in the Notice of Annual Meeting of Stockholders. Your proxy will be effective for the May 19, 2021, meeting and at any adjournment or postponement of that meeting.

How do I give my proxy if I am a stockholder of record?

There are three ways to submit your proxy in advance of the Annual Meeting:

l over the Internet,

l by telephone, or

l by mail.

Votes submitted over the Internet or by telephone must be received by 11:59 p.m., Eastern Daylight Time, on Tuesday, May 18, 2021.

If you give your proxy, your shares will be voted as you specify. If you do not give instructions for a particular matter, the shares represented by your proxy will be voted in accordance with the recommendations of the Board of Directors.

If you prefer to vote during the meeting, please see "How does a virtual Annual Meeting work?" Even if you intend to participate in the virtual Annual Meeting, we encourage you to grant a proxy in advance to ensure your shares are counted even if your plans change.

Can I change my vote?

You can revoke your proxy at any time before it is voted by:

l giving notice of the revocation in writing to KBR's Corporate Secretary at 601 Jefferson Street, Houston, Texas 77002;

l submitting another valid proxy by mail, telephone, or over the Internet that is later dated and, if mailed, is properly signed; or

l voting in person (including virtually) at the Annual Meeting.

How do I give voting instructions if my shares are held in "street name" (by my broker)?

Your broker cannot vote your shares held in street name without instructions from you, except with regard to the ratification of auditors. If you do not give voting instructions for the proposals regarding the [Board of Directors or executive compensation], your shares will not be voted. This is known as a **broker non-vote**. Broker non-votes will not be counted or affect the outcome of any proposal. Please vote your shares as promptly as possible by returning your instructions to your broker.

What are the voting requirements for each proposal?

This is an uncontested election for the Board of Directors, meaning the number of nominees equals the number of Board seats available. In an uncontested election, the number of votes cast "for" a nominee must exceed the number of votes cast "against" the nominee.

For each matter other than the election of directors, the proposal will be adopted if it garners the affirmative vote of a majority of the shares of KBR's common stock present in person (including virtually) or represented by proxy at the meeting and entitled to vote on the matter.

What happens if an incumbent director does not get re-elected?

In accordance with Article III, Section 3 of our Bylaws, any director nominee who is not elected must tender his or her resignation to the Board of Directors and all committees of the Board after the certification of the stockholder vote. The Nominating and Corporate Governance Committee would then assess whether it is appropriate for such individual to continue to serve as a director and would make its recommendation to the Board of Directors. The Board of Directors would act on the tendered resignation and publicly disclose its decision and rationale within 120 days following the certification of the stockholder vote.

What happens if I abstain or withhold my vote on any proposal?

Abstentions are counted as "present" in determining whether the quorum requirement is satisfied. Abstentions from voting will not be counted in determining the outcome of the election of directors. However, with respect to each other matter, abstentions will be included in the voting tally and will have the same effect as a vote *against* the proposal.

Who is responsible for counting the votes?

Votes cast by proxy or in person (including virtually) at the Annual Meeting will be counted by the individuals appointed by us to act as election inspectors for the meeting. The election inspectors and the people who tabulate the proxies, ballots, and voting tabulations that identify stockholders are independent and are not employees of KBR.

Why didn't I receive a paper copy of the proxy materials?

To expedite delivery, reduce our costs, and decrease the environmental impact of our Annual Meeting, we used "Notice and Access," which relies on an SEC rule that permits us to provide proxy materials electronically. By April 5, 2021, we sent a Notice of Internet Availability of Proxy Materials to many of our stockholders containing instructions on how to access our proxy materials online. If you received a Notice, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice explains how to access and review the proxy materials online. The Notice also explains how to submit your proxy to ensure your shares are voted as you wish. If you received a Notice and would like to receive a printed copy of our proxy materials, you may request those documents by calling 1-800-579-1639, submitting a request at proxyvote.com, or sending an e-mail to sendmaterial@proxyvote.com.

Stockholders who do not receive a Notice will continue to receive either a paper or an emailed electronic copy of our proxy statement and Annual Report, which will be sent on or about April 5, 2021.

We encourage you to help us reduce printing and mailing costs by signing up for electronic delivery of KBR stockholder communications. With electronic delivery, you will receive documents such as the Annual Report and the proxy statement as soon as they are available. Electronic delivery also can help reduce the number of bulky documents in your personal files and eliminate duplicate mailings. To sign up for electronic delivery, please follow the instructions on your proxy card to vote by Internet at proxyvote.com and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

Why did I receive only one copy of the proxy materials when there are two stockholders in my home?

We are sending only one copy of KBR's annual meeting materials to stockholders who share the same address and last name unless one of those stockholders has notified us that they want to continue receiving multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs.

If you received a householded (single) mailing this year and you would like to have additional copies of the Annual Report or proxy statement mailed to you, or you would like to revoke your consent to the householding of documents for the future, please call 1-866-540-7095. You will begin to receive individual copies within 30 days after your request.

Unfortunately, householding for stockholders who hold their shares in street name is limited to accounts within the same bank or brokerage firm. For example, if you and your spouse share the same last name and address, and you each have an account containing KBR stock at two different brokerage firms, your household will receive two copies of the Notice or meeting materials — one from each brokerage firm. To reduce the number of duplicate sets of documents your household receives, you may wish to enroll some or all of your accounts in our electronic delivery program. See "Why didn't I receive a paper copy of the proxy materials?"

What if I want to introduce a proposal or nominate a director at the 2021 meeting?

In order for stockholder proposals or director nominations to have been properly submitted for presentation at our upcoming annual meeting, we must have received notice of the proposal or nomination before the date of this proxy statement. Any such proposals and nominations must comply with Article II, Section 9 of our Bylaws, and we will disregard any proposal or nomination that does not comply with these requirements. Even if you comply with these requirements, KBR is not obligated to include the proposed business or nominee in our proxy solicitation materials.

What if I want to introduce a proposal or nominate a director at the 2022 meeting?

If you wish to present a proposal to be considered for inclusion in our proxy materials for our Annual Meeting of Stockholders to be held in 2022, you must submit the proposal in writing to our Corporate Secretary at our corporate offices not later than December 6, 2021. Proposals submitted for inclusion in our proxy materials must comply with Rule 14a-8 under the Securities Exchange Act.

You also may nominate candidates at our 2022 Annual Meeting of Stockholders in the manner provided in Article II, Section 9 of our Bylaws, but such nominees will not necessarily be included in KBR's proxy statement. The Bylaws provide that a stockholder entitled to vote for the election of directors may nominate one or more candidates for election to the Board by complying with required notice procedures. Any such nomination for the 2022 annual meeting must be made pursuant to written notice to our Corporate Secretary at the address set forth above, and must be received between December 6, 2021, and January 5, 2022.

Any proposed nominee may be required to furnish other information as KBR may reasonably require to determine whether the proposed nominee is eligible to serve as a director. At any meeting of stockholders, the presiding officer may disregard the purported nomination of any person not made in compliance with these procedures.

How much will this proxy solicitation cost?

The cost of soliciting proxies will be paid by KBR. We retained D.F. King & Co., Inc., a firm that is independent of KBR, to aid in this solicitation. For these services, we will pay D.F. King & Co., Inc. $8,500 and reimburse all out-of-pocket expenses. Some executive officers and other employees of KBR also may solicit proxies personally, by telephone, mail, facsimile or other means of communication, if deemed appropriate, but will not receive additional compensation for these efforts. KBR will, upon request, reimburse banks, brokers or other persons holding stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to beneficial owners of KBR common stock.

Will any other issues be raised at the meeting?

As of the date of this proxy statement, we know of no business that will be presented at the 2021 Annual Meeting of Stockholders other than the matters described in this proxy statement. If any other matters should properly come before the Annual Meeting of Stockholders for action by stockholders, proxies will be voted on those matters in accordance with the judgment of the person or persons voting the proxies.

Additional Information Available

KBR files an Annual Report on Form 10-K with the U.S. Securities and Exchange Commission. Stockholders may obtain a copy of the Annual Report (without exhibits), **without charge, by writing to KBR's Investor Relations Department at 601 Jefferson Street, Houston, Texas 77002.** We make our Annual Report available to stockholders at the same time and by the same methods as we distribute our proxy statement. The Annual Report is not to be considered as a part of the proxy solicitation material or as having been incorporated by reference.

Forward Looking Statement

This proxy statement contains forward-looking statements regarding our plans, objectives, goals, strategies, future events, future financial performance and other information that is not historical. When used in this proxy statement, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "forecasts" or future or conditional verbs such as "will," "should," "could," or "may," and variations of such words or similar expressions are intended to identify forward-looking statements. Such statements are based upon our current expectations and various assumptions, which are made in good faith, and we believe there is a reasonable basis for them. However, because forward-looking statements relate to the future, they are subject to

inherent risks, uncertainties and other factors that are difficult to predict and which could cause actual results to differ materially from the forward-looking statements contained in this proxy statement. Additional information about potential risk factors that could affect our business and financial results is included in our most recently filed Form 10-K, any subsequent Form 10-Qs and 8-Ks, and any other U.S. Securities and Exchange Commission Filings.

We caution you not to place undue reliance on the forward-looking statements included in this proxy statement, which speak only as of the date hereof. We disclaim any intent or obligation, except as required by law, to revise or update this information to reflect new information or future events or circumstances.



● Amphibious Assault Vehicles under the care of KBR employees are offloaded via the Roll Off, Roll On, Discharge Facility during an in-stream offload from the USNS LOPEZ. KBR provides mission readiness, supply chain and maintenance services in support the USMC's Global Prepositioning Program.

Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow

EBITDA is defined as net income attributable to KBR, plus interest expense, net; provision for income taxes; other non-operating expense (income); and depreciation and amortization. Adjusted EBITDA excludes certain amounts included in EBITDA.

EPS reflects our net income divided by the outstanding shares of our common stock. Adjusted EPS excludes certain amounts included in diluted EPS.

Adjusted operating cash flows exclude certain amounts included in the cash flows provided by operating activities calculated in accordance with Generally Accepted Accounting Principles ("GAAP"). The most directly comparable financial measure calculated in accordance with GAAP is cash flows provided by operating activities.

($ in millions)	Fiscal Year 2020	Fiscal Year 2019
Net Income (Loss) Attributable to KBR	$ (72)	$ 202
Adjustments:		
Interest expense	83	99
Provision for income taxes	26	59
Other non-operating (loss) income	(1)	(5)
Depreciation and amortization	115	104
CONSOLIDATED EBITDA	$ 151	$ 459
Adjustments:		
Restructuring and impairment charge, net of NCI	308	—
Non-cash gain from legal entity rationalization	(7)	—
Ichthys commercial dispute costs	9	—
Legacy legal fees	8	10
Acquisition and integration related costs	9	2
ADJUSTED EBITDA	$ 478	$ 471
Diluted EPS	$ (0.51)	$ 1.41
Adjustments:		
Restructuring and impairment charge, net of NCI	1.87	—
Ichthys interest and commercial dispute costs	0.12	0.07
Non-cash imputed interest on conversion option	0.06	0.06
Amortization related to acquisitions	0.14	0.08
Legacy legal fees	0.04	0.05
Acquisition and integration	0.05	0.02
Non-cash gain from legal entity rationalization	(0.04)	—
ADJUSTED EPS	$ 1.73	$ 1.69
Cash Flows Provided by Operating Activities	$ 367	$ 256
Adjustments:		
Impact of major project advance workoff	81	—
Impact of CARES Act temporary tax payment relief	(58)	—
Impact of accounts receivable monetization related to acquisition(1)	(100)	—
ADJUSTED OPERATING CASH FLOWS	$ 290	$ 256

(1)   Accounts receivable monetization program entered into as part of our acquisition of Centauri.

Appendix A

AMENDED AND RESTATED KBR, INC. 2006 STOCK AND INCENTIVE PLAN

(As Amended and Restated Effective as of May 19, 2021)

I. PURPOSE; PRIOR PLAN

The purpose of the Amended and Restated KBR, Inc. 2006 Stock and Incentive Plan (the "Plan") is to provide a means whereby KBR, Inc., a Delaware corporation (the "Company"), and its Subsidiaries may attract, motivate and retain highly competent employees and to provide a means whereby they can acquire stock ownership and receive cash awards, thereby strengthening their concern for the economic welfare of the Company. The Plan is also intended to provide employees with additional incentive opportunities designed to enhance the profitable growth of the Company over the long term. A further purpose of the Plan is to allow awards to be made to Non-employee Directors in order to enhance the Company's ability to attract and retain highly qualified individuals to serve as Non-employee Directors. Accordingly, the Plan provides for granting Incentive Stock Options, Options which do not constitute Incentive Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Unit Awards, Performance Awards, Stock Value Equivalent Awards, or any combination of the foregoing, as is best suited to the circumstances of the particular employee or Non-employee Director as provided herein.

The Plan was last amended and restated May 12, 2016. The Plan as set forth herein constitutes an amendment and restatement of the Plan as in effect immediately prior to the Effective Date (the "Prior Plan"). The Plan shall supersede and replace in its entirety the Prior Plan; provided, however, that, notwithstanding any provisions herein to the contrary, except for the provisions of Paragraph (a) of Article V, each award granted under the Prior Plan prior to the Effective Date shall be subject to the terms and provisions applicable to such award under the Prior Plan as in effect immediately prior to the Effective Date.

II. DEFINITIONS

The following definitions shall be applicable throughout the Plan unless specifically modified by any paragraph:

(a) "Award" means, individually or collectively, any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award, or Stock Value Equivalent Award.

(b) "Award Document" means the relevant award agreement or other document containing the terms and conditions of an Award.

(c) "Beneficial Owners" shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

(d) "Board" means the Board of Directors of the Company.

(e) "Cause" means any of the following: (i) the Holder's gross negligence or willful misconduct in the performance of the duties and services required of the Holder by the Company; (ii) the Holder's conviction of, or plea other than not guilty to, a misdemeanor involving moral turpitude or a felony; or (iii) a material violation of the Company's Code of Business Conduct.

(f) "Change of Control Value" means, for the purposes of Paragraph (f) of Article XIII, the amount determined in Clause (i), (ii) or (iii), whichever is applicable, as follows: (i) the per share price offered for the Common Stock in any merger, consolidation, sale of assets or dissolution transaction, (ii) the per share price offered for the Common Stock in any tender offer or exchange offer whereby a Corporate Change takes place or (iii) if a Corporate Change occurs other than as described in Clause (i) or Clause (ii), the Fair Market Value per share of Common Stock determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of an Award. If the consideration offered to stockholders of the Company in any transaction described in this Paragraph (f) consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash.

(g) "Code" means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations under such section.

(h) "Committee" means the Compensation Committee of the Board or such other committee of, and appointed by, the Board.

(i) "Common Stock" means the Common Stock, par value $0.001 per share, of the Company.

(j) "Corporate Change" means the occurrence of any one of the following:

(i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly by such Person from the Company or its affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities (the "Outstanding Company Voting Securities"); or

(ii) the individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute a majority of the Directors then serving; provided, however, that for purposes of this Section II.(j)(ii), any individual becoming a Director subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the Directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary of the Company with any other entity, other than (A) a merger or consolidation which would result in the Outstanding Company Voting Securities immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired by such Person directly from the Company or any of its affiliates other than in connection with the acquisition by the Company or any of its affiliates of a business) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company, or there is consummated the sale, disposition, lease or exchange by the Company of all or substantially all of the Company's assets, other than a sale, disposition, lease or exchange by the Company of all or substantially all of the Company's assets to a Person, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such transaction.

Notwithstanding the foregoing, (1) a "Corporate Change" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Common Stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in a Person which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions and (2) with respect to an Award that is subject to Section 409A of the Code, a Corporate Change shall not be deemed to have occurred unless such event also constitutes a "change of control event," within the meaning of the applicable Treasury Regulations under Section 409A of the Code.

(k) "Corporate Change Effective Date" shall mean:

(i) the first date that the direct or indirect ownership of 20% or more combined voting power of the Company's outstanding securities results in a Corporate Change as described in clause (i) of such definition above; or

(ii) the date of the election of Directors that results in a Corporate Change as described in clause (ii) of such definition; or

(iii) the date of the merger or consideration that results in a Corporate Change as described in clause (iii) of such definition; or

(iv) the date of stockholder approval, or the date of the consummation of the sale, disposition, lease or exchange, that results in a Corporate Change as described in clause (iv) of such definition.

(l) "Director" means an individual serving as a member of the Board.

(m) "Effective Date" means May 19, 2021, the date on which this amendment and restatement was approved by the stockholders of the Company.

(n) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(o) "Fair Market Value" means, as of any specified date, the closing price of the Common Stock on the New York Stock Exchange (or, if the Common Stock is not then listed on such exchange, on such other national securities exchange on which the Common Stock is then listed or quoted) on that date, as reported by such reporting service as approved by the Committee, or if no prices are reported on that date, on the last preceding date on which such prices of the Common Stock are so reported. If the Common Stock is not then listed or quoted on any national securities exchange but is traded over the counter at the time a determination of its Fair Market Value is required to be made hereunder, its Fair Market Value shall be deemed to be equal to the average between the reported high and low sales prices of Common Stock on the most recent date on which Common Stock was publicly traded. If the Common Stock is not so publicly traded at the time a determination of its value is required to be made hereunder, the determination of its Fair Market Value shall be made by the Committee in such manner as it deems appropriate.

(p) "Good Reason" means any of the following: (i) a material diminution in the Holder's base salary, (ii) a material diminution in the Holder's authority, duties, or responsibilities, or (iii) unless agreed to by the Holder, the relocation of the offices at which the Holder is principally employed to a location more than 50 miles away.

(q) "Holder" means an employee or Non-employee Director of the Company who has been granted and continues to hold an Award (or a beneficiary thereof).

(r) "Immediate Family" means, with respect to a particular Holder, the Holder's spouse, parent, brother, sister, children and grandchildren (including adopted and step children and grandchildren).

(s) "Incentive Stock Option" means an Option within the meaning of Section 422 of the Code.

(t) "Involuntary Termination," which means termination of employment for any reason whatsoever, in the sole discretion of the Committee, other than Cause, death or disability (as defined under the Company's long-term disability plan).

(u) "Minimum Criteria" means a Restriction Period that is not less than three years from the date of grant of a Restricted Stock Award, Restricted Stock Unit Award, Stock Value Equivalent Award, or a Performance Award denominated in Common Stock.

(v) "Non-employee Director" means a member of the Board who is not an employee of the Company or its Subsidiaries.

(w) "Option" means an Award granted under Article VII of the Plan and includes both Incentive Stock Options to purchase Common Stock and Options which do not constitute Incentive Stock Options to purchase Common Stock.

(x) "Option Agreement" means a written or electronic agreement between the Company and a Holder with respect to an Option.

(y) "Optionee" means a Holder who has been granted an Option.

(z) "Parent Corporation" shall have the meaning set forth in Section 424(e) of the Code.

(aa) "Performance Award" means an Award granted under Article XI of the Plan.

(bb) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(cc) "Plan" means the KBR, Inc. 2006 Stock and Incentive Plan, as amended from time to time.

(dd) "Restricted Stock Award" means an Award granted under Article IX of the Plan.

(ee) "Restricted Stock Award Agreement" means a written or electronic agreement between the Company and a Holder with respect to a Restricted Stock Award.

(ff) "Restricted Stock Unit" means a bookkeeping entry or unit, that is restricted or subject to forfeiture provisions, evidencing the right to receive one share of Common Stock or its Fair Market Value (as determined by the Committee).

(gg) "Restricted Stock Unit Award" means an Award granted under Article X of the Plan.

(hh) "Restricted Stock Unit Award Agreement" means a written or electronic agreement between the Company and a Holder with respect to a Restricted Stock Unit Award.

(ii) "Restriction Period" means a period of time beginning as of the effective date upon which a Restricted Stock Award, Restricted Stock Unit Award, Stock Value Equivalent Award, or Performance Award is made pursuant to the Plan and ending on the date on which the Award is no longer subject to forfeiture provisions.

(jj) "Spread" means, in the case of a Stock Appreciation Right, an amount equal to the excess, if any, of the Fair Market Value of a share of Common Stock on the date such right is exercised over the exercise price of such Stock Appreciation Right.

(kk) "Stock Appreciation Right" means an Award granted under Article VIII of the Plan.

(ll) "Stock Appreciation Rights Agreement" means a written or electronic agreement between the Company and a Holder with respect to an Award of Stock Appreciation Rights.

(mm) "Stock Value Equivalent Award" means an Award granted under Article XII of the Plan.

(nn) "Subsidiary" means an entity (whether a corporation, partnership, joint venture, limited liability company, or other form of entity) in which the Company or an entity in which the Company owns, directly or indirectly, a greater than 50% equity interest, except that with respect to Incentive Stock Options the term "Subsidiary" shall have the same meaning as the term "subsidiary corporation" as defined in Section 424(f) of the Code.

(oo) "Successor Holder" shall have the meaning given such term in Paragraph (f) of Article XV.

III. EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan originally became effective as of November 21, 2006, and was amended and restated May 12, 2016. This amendment and restatement of the Plan was adopted by the Board on March 17, 2021, subject to stockholder approval, and shall become effective as of the Effective Date, the date of the Company's 2021 Annual Meeting, provided it is approved by the stockholders of the Company at such meeting. However, notwithstanding anything in this amendment and restatement to the contrary, if it is so approved, nothing herein shall operate or be construed to adversely affect the rights of any Holder with respect to an outstanding Award granted prior to the Effective Date. If this amendment and restatement of the Plan is not approved at the 2021 Annual Meeting by the stockholders, then this amendment and restatement shall be void ab initio, and the Plan shall continue as in effect without change as if this amendment and restatement had not occurred. Subject to the provisions of Article XIV, the Plan shall remain in effect until all Awards granted under the Plan have either lapsed, been exercised or satisfied; provided, however, no Awards shall be granted under the Plan after the earliest of (i) May 19, 2031, (ii) the date that shares of Common Stock are no longer available for delivery pursuant to Awards under the Plan, or (iii) the date the Board terminates the Plan.

IV. ADMINISTRATION

(a) *Committee.* The Plan shall be administered by the Committee.

(b) *Powers.* The Committee shall have authority, in its discretion, to determine which eligible individuals shall receive an Award, the time or times when such Award shall be made, which Award(s) shall be granted, the number of shares of Common Stock subject to a share-denominated Award and the cash amount of each Award that is not denominated in shares. The Committee shall have the authority, in its discretion, to establish the terms and conditions applicable to any Award, subject to any specific limitations or provisions of the Plan. Such terms may include, without limitation, that an Award shall vest in full or in part upon death, disability, or other termination of service of the Participant, or upon a Corporate Change, and, notwithstanding any provision herein to the contrary, such vesting shall not count against the 5% exception set forth in Paragraph (d) of Article V for the exclusion of certain Awards from being subject to the Minimum Criteria. In making the determinations described in this paragraph, the Committee may take into account the nature of the services rendered by the respective individuals, their responsibility level, their present and potential contributions to the Company's success and such other factors as the Committee in its discretion shall deem relevant. In addition, the Committee may make any amendment(s) to an Award, without the consent of the Holder, provided the amendment does not materially adversely affect the Holder's rights under the Award; provided, however, that any amendment(s) may not violate the prohibitions in Article XIV.

(c) *Additional Powers.* The Committee shall have such additional powers as are provided to it by the other provisions of the Plan. Subject to the express provisions of the Plan, the Committee is authorized to construe the Plan and the respective Award Documents thereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the Plan, and to determine the terms, restrictions and provisions of each Award, and to make all determinations necessary or advisable for administering the Plan and the Awards. The Committee may correct any defect or supply any omission or reconcile any inconsistency in any Award Document relating to an Award in the manner and to the extent the Committee shall deem expedient to carry the Award into effect. The determinations of the Committee on Plan and Award matters shall be conclusive on all Persons.

(d) *Delegation of Authority.* The Committee may delegate some or all of its power to the Chief Executive Officer of the Company as the Committee deems appropriate; provided, however, that (i) the Committee may not delegate its power with regard to the selection for participation in the Plan of an officer or other person subject to Section 16 of the Exchange Act or decisions concerning the grant, type, timing, pricing or amount of an Award to such an officer or other person and (ii) any delegation of the power to grant Awards shall be permitted by applicable law.

(e) *Engagement of an Agent.* The Company may, in its discretion, engage an agent to (i) maintain records of Awards and Holders' holdings of Awards under the Plan, (ii) execute sales transactions in shares of Common Stock at the direction of Holders, (iii) deliver sales proceeds as directed by Holders, and (iv) hold shares of Common Stock owned without restriction by Holders, including shares of Common Stock previously obtained through the Plan that are transferred to the agent by Holders at their discretion. Except to the extent otherwise agreed by the Company and the agent, when an individual loses his or her status as an employee or Nonemployee Director of the Company, the agent shall have no obligation to provide any further services to such person and the shares of Common Stock previously held by the agent under the Plan may be distributed to the person or his or her legal representative.

V. AWARD LIMITS; AWARDS AND SHARES SUBJECT TO THE PLAN

(a) *Award Limits.* The Committee may from time to time grant Awards to one or more individuals determined by it to be eligible for participation in the Plan in accordance with the provisions of Article VI. The aggregate maximum number of shares of Common Stock that may be issued under the Plan, and the aggregate maximum number of shares of Common Stock that

may be issued under the Plan through Incentive Stock Options, in each case from the original effective date of the Plan, shall not exceed 23,400,000 shares, of which no more than 16,900,000 may be issued in the form of Restricted Stock Awards, Restricted Stock Unit Awards, Stock Value Equivalent Awards, or pursuant to Performance Awards denominated in Common Stock. Notwithstanding anything contained herein to the contrary, the number of Option shares or Stock Appreciation Rights, singly or in combination, together with shares or share equivalents under Performance Awards that are denominated in Common Stock, Restricted Stock Awards and/or Restricted Stock Unit Awards granted to any Holder in any one calendar year shall not in the aggregate exceed 500,000. The cash value determined as of the date of grant of any Performance Award not denominated in Common Stock together with any Stock Value Equivalent Award granted to any Holder for any one calendar year shall not exceed $12,000,000. Any shares which remain unissued and which are not subject to outstanding Awards at the termination of the Plan shall cease to be subject to the Plan, but, until termination of the Plan and the satisfaction of all Awards payable in shares, the Company shall at all times reserve a sufficient number of shares to meet the requirements of the Plan and such Awards. Shares that have been issued under the Plan under any Award will not be returned to the Plan and will not become available for the grant of a new Award under the Plan; provided, however, that if an Award expires without having been exercised in full, or, with respect to Restricted Stock, Restricted Stock Units, Performance Awards, or Stock Value Equivalent Awards, is forfeited to, or settled in cash by, the Company, the unpurchased shares (or for Awards other than Options and Stock Appreciation Rights, the forfeited or repurchased shares) that were subject thereto will become available for the grant of a new Award under the Plan (unless the Plan has terminated). Shares withheld or "netted" from an Award to satisfy the exercise price of the Award or the Company's required tax withholding obligations with respect to such Award shall be deemed to have been issued under the Plan for this purpose. With respect to Stock Appreciation Rights, when a share-settled Stock Appreciation Right is exercised, the gross number of shares subject to the Stock Appreciation Right shall be deemed issued under the Plan for this purpose and shall be counted against the shares available for issue under the Plan as one share for every share subject thereto, regardless of the number of shares used to settle the Stock Appreciation Right upon exercise. Further, the shares available for issue under the Plan shall not be increased by any shares repurchased by the Company in connection with the exercise of an outstanding Option. The aggregate number of shares which may be issued under the Plan and the aggregate number of shares of Common Stock that may be issued under the Plan through Incentive Stock Options shall each be subject to adjustment in the same manner as provided in Article XIII with respect to share-denominated Awards then outstanding. The 500,000-share limit provided above on Awards denominated in shares to a Holder in any calendar year shall be subject to adjustment in the same manner as provided in Article XIII. Separate stock certificates shall be issued by the Company for those shares acquired pursuant to the exercise of an Incentive Stock Option and for those shares acquired pursuant to the exercise of any Option which does not constitute an Incentive Stock Option.

The Committee may from time to time adopt and observe such procedures concerning the counting of shares against the Plan maximum as it may deem appropriate.

(b) *Stock Offered.* The stock to be offered or delivered pursuant to an Award may be authorized but unissued Common Stock or Common Stock previously issued and reacquired by the Company.

(c) *Additional Limitation Applicable to Non-Employee Directors.* Notwithstanding any provisions to the contrary in the Plan, in any other incentive compensation plan of the Company or any of its Subsidiaries, or any other compensatory policy or program of the Company applicable to its Non-employee Directors (collectively, the "Director Programs"), the sum of "*A*" and "*B*" for any individual, Non-employee Director for any single calendar year beginning on or after January 1, 2016 shall not exceed $1,000,000, where:

"*A*" equals the aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all awards granted under the Director Programs (other than with respect to compensation described in "B" below) to such director during such calendar year; and

"*B*" equals the aggregate cash value of such director's retainer, meeting attendance fees, committee assignment fees, lead director retainer, committee chair and member retainers and other Board fees related to service on the Board or committee(s) of the Board that are initially denominated as a cash amount or any other property other than Common Stock (whether paid currently or on a deferred basis or in cash or other property (including Common Stock)) for such calendar year;

provided, however, that the limitation described in this sentence shall be (x) 150% of the amount set forth above for a Non-employee Director serving as the Chairman of the Board or the Lead Director and for the first calendar year during which an individual becomes a Non-employee Director and (y) determined without regard to grants of awards under the Director Programs and compensation, if any, paid to a Non-employee Director during any period in which such individual was an employee or consultant (other than in the capacity of a Non-employee Director).

(d) *Minimum Criteria.* Notwithstanding the provisions of Paragraph (a) of Article IX, Paragraph (a) of Article X, Paragraph (c) of XI, and Paragraph (a) of Article XII, with respect to Restricted Stock Awards, Restricted Stock Unit Awards, Stock Value Equivalent Awards, and Performance Awards denominated in Common Stock of up to an aggregate of 5% of the maximum number of shares of Common Stock that may be issued under the Plan (subject to adjustment as set forth in Article XIII with respect to outstanding share-denominated Awards), the Minimum Criteria shall not apply and the Committee may establish such lesser Restriction Periods applicable to such Awards as it shall determine in its discretion.

VI. ELIGIBILITY

Awards made pursuant to the Plan may be granted to individuals who, at the time of grant, are employees of the Company or any Parent Corporation or Subsidiary or are Non-employee Directors. An Award may also be granted to a person who has agreed to become

an employee of the Company or any Parent Corporation or Subsidiary within the subsequent three (3) months. Awards made pursuant to the Plan may be granted on more than one occasion to the same person, and may be any type of Award or combination of Awards as the Committee may determine, provided, however, Incentive Stock Options may only be granted to employees as provided in Article VII. Each Award shall be evidenced in such manner and form as may be prescribed by the Committee.

VII. STOCK OPTIONS

(a) *Stock Option Agreement.* Each Option shall be evidenced by an Option Agreement between the Company and the Optionee which shall contain such terms and conditions as may be approved by the Committee, including, but not limited to, rules pertaining to the termination of an Optionee's service (by retirement, disability, death, or otherwise) prior to the expiration of the Option Period and Performance Measures under Paragraph (c) of Article XI. The terms and conditions of the respective Option Agreements need not be identical. Specifically, an Option Agreement may provide for the payment of the option exercise price, in whole or in part, by such methods as may be approved by the Committee, including the "netting" or withholding of shares otherwise deliverable upon the exercise of the Award or the "constructive" delivery by the Holder of a number of shares of Common Stock already-owned by the Holder (plus cash if necessary) having a Fair Market Value equal to such option exercise price. No dividend equivalents may be granted in connection with any Option.

(b) *Option Period.* The term of each Option shall be as specified by the Committee at the date of grant; provided that, in no case, shall the term of an Option exceed 10 years.

(c) *Limitations on Exercise of Option.* An Option shall be exercisable in whole or in such installments and at such times as determined by the Committee.

(d) *Option Price.* The purchase price of the shares of Common Stock subject to each Option shall be determined by the Committee at the time of the grant, but such purchase price shall not be less than the Fair Market Value of a share of Common Stock on the date the Option is granted.

(e) *Options and Rights in Substitution for Stock Options Granted by Other Corporations.* Options and Stock Appreciation Rights may be granted under the Plan from time to time in substitution for equity options and equity appreciation rights held by employees of entities who become employees of the Company or any Subsidiary as a result of a merger or consolidation of the employing entity with the Company or such Subsidiary, or the acquisition by the Company or a Subsidiary of all or a portion of the assets of the employing entity, or the acquisition by the Company or a Subsidiary of the equity of the employing entity with the result that such employing entity becomes a Subsidiary.

(f) *Special Limitations on Incentive Stock Options.* An Incentive Stock Option may be granted only to an individual who, at the time the Option is granted, is an eligible employee employed by the Company or any parent or subsidiary corporation (as defined in Section 424 of the Code) of the Company. To the extent that the aggregate Fair Market Value per share of Common Stock with respect to which Incentive Stock Options granted to an eligible employee are exercisable for the first time by the individual during any calendar year under all incentive stock option plans of the Company and its parent and subsidiary corporations exceeds $100,000, such Incentive Stock Options shall be treated as non-qualified options. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury Regulations and other administrative pronouncements, which of a Holder's Incentive Stock Options will not constitute Incentive Stock Options because of such limitation and shall notify the Holder of such determination as soon as practicable after such determination. No Incentive Stock Option shall be granted to an individual if, at the time the Option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its parent or subsidiary corporation, within the meaning of Section 422(b)(6) of the Code, unless (i) at the time such Option is granted the option price is at least 110% of the Fair Market Value per share of the Common Stock and (ii) such Option by its terms is not exercisable after the expiration of five years from its date of grant. An Incentive Stock Option shall not be transferable otherwise than by will or the laws of descent and distribution, and shall be exercisable during the Holder's lifetime only by such Holder or the Holder's guardian or personal representative.

VIII. STOCK APPRECIATION RIGHTS

(a) *Stock Appreciation Rights.* A Stock Appreciation Right is the right to receive an amount equal to the Spread with respect to a share of Common Stock upon the exercise of such Stock Appreciation Right. Stock Appreciation Rights may be granted in connection with the grant of an Option, in which case the Option Agreement will provide that exercise of Stock Appreciation Rights will result in the surrender of the right to purchase the shares under the Option as to which the Stock Appreciation Rights were exercised. Alternatively, Stock Appreciation Rights may be granted independently of Options in which case each Award of Stock Appreciation Rights shall be evidenced by a Stock Appreciation Rights Agreement between the Company and the Holder which shall contain such terms and conditions as may be approved by the Committee. The terms and conditions of the respective Stock Appreciation Rights Agreements need not be identical. The Spread with respect to a Stock Appreciation Right may be payable either in cash, shares of Common Stock with a Fair Market Value equal to the Spread or in a combination of cash and shares of Common Stock. No dividend equivalents may be granted in connection with any Stock Appreciation Right.

(b) *Exercise Price.* The exercise price of each Stock Appreciation Right shall be determined by the Committee at the date of grant, but such exercise price shall not be less than the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Right is granted.

(c) *Exercise Period.* The term of each Stock Appreciation Right shall be as specified by the Committee; provided that, in no case, shall the term of a Stock Appreciation Right exceed 10 years.

(d) *Limitations on Exercise of Stock Appreciation Right.* A Stock Appreciation Right shall be exercisable in whole or in such installments and at such times as determined by the Committee.

IX. RESTRICTED STOCK AWARDS

(a) *Restriction Period to be Established by the Committee.* At the time a Restricted Stock Award is made, the Committee shall establish the Restriction Period applicable to such Award; provided, however, that, except as set forth below and as permitted by Paragraph (d) of Article V, Paragraph (b) of this Article IX or Paragraphs (e) and (f) of Article XIII, such Restriction Period shall not be less than the Minimum Criteria. An Award which provides for the lapse of restrictions on shares applicable to such Award in equal annual installments over a period of at least three years from the date of grant shall be deemed to meet the Minimum Criteria. Subject to the foregoing and the 5% limit stipulated in Paragraph (d) of Article V, each Restricted Stock Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Restricted Stock Award shall not be changed except as permitted by Paragraph (b) of this Article or by Paragraphs (e) and (f) of Article XIII.

(b) *Other Terms and Conditions.* Common Stock awarded pursuant to a Restricted Stock Award shall be represented by book entry or a stock certificate registered in the name of the Holder of such Restricted Stock Award or, at the option of the Company, in the name of a nominee of the Company. Unless the Restricted Stock Award Agreement provides otherwise, the Holder shall have the right to receive dividends during the Restriction Period, to vote the Common Stock subject thereto and to enjoy all other stockholder rights, except that (i) the Holder shall not be entitled to possession of the stock certificate until the Restriction Period shall have expired, (ii) the Company shall retain custody of the stock during the Restriction Period, (iii) the Holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the stock during the Restriction Period, and (iv) a breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Award shall cause a forfeiture of the Restricted Stock Award. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to Restricted Stock Awards, including, but not limited to, rules pertaining to the termination of a Holder's service (by retirement, disability, death or otherwise) prior to expiration of the Restriction Period and Performance Measures under Paragraph (c) of Article XI, as shall be set forth in a Restricted Stock Award Agreement.

(c) *Payment for Restricted Stock.* A Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Award, except to the extent otherwise required by law and except that the Committee may, in its discretion, charge the Holder an amount in cash not in excess of the par value of the shares of Common Stock issued under the Plan to the Holder.

(d) *Miscellaneous.* Nothing in this Article shall prohibit the exchange of shares issued under the Plan (whether or not then subject to a Restricted Stock Award) pursuant to a plan of reorganization for stock or securities in the Company or another corporation or entity that is a party to the reorganization, but the stock or securities so received for shares then subject to the restrictions of a Restricted Stock Award shall become subject to the restrictions of such Restricted Stock Award. Any shares of stock received as a result of a stock split or stock dividend with respect to shares then subject to a Restricted Stock Award shall also become subject to the restrictions of the Restricted Stock Award.

X. RESTRICTED STOCK UNIT AWARDS

(a) *Restriction Period to be Established by the Committee.* At the time a Restricted Stock Unit Award is made, the Committee shall establish the Restriction Period applicable to such Award; provided, however, that except as set forth below and as permitted by Paragraph (d) of Article V, Paragraph (b) of this Article X and Paragraphs (e) and (f) of Article XIII, such Restriction Period shall not be less than the Minimum Criteria. An Award which provides for the lapse of restrictions applicable to such Award in equal annual installments over a period of at least three years from the date of grant shall be deemed to meet the Minimum Criteria. Subject to the foregoing and the 5% limit stipulated in Paragraph (d) of Article V, each Restricted Stock Unit Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Restricted Stock Unit Award shall not be changed except as permitted by Paragraph (b) of this Article or by Paragraphs (e) and (f) of Article XIII.

(b) *Other Terms and Conditions.* At the time of a Restricted Stock Unit Award, the Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to the Restricted Stock Unit Award, including, but not limited to, rules pertaining to the termination of a Holder's service (by retirement, disability, death or otherwise) prior to expiration of the Restriction Period and Performance Measures under Paragraph (c) of Article XI, as shall be set forth in a Restricted Stock Unit Award Agreement. Cash dividend equivalents may be paid during, or may be accumulated and paid at the end of, the Restriction Period with respect to a Restricted Stock Unit Award, as determined by the Committee.

(c) *Payment for Restricted Stock Unit.* A Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Unit Award, except to the extent otherwise required by law and except that the Committee may, in its discretion, charge the Holder an amount in cash not in excess of the par value of the shares of Common Stock issued under the Plan to the Holder.

(d) *Restricted Stock Units in Substitution for Units or Restricted Stock Granted by Other Employers.* Restricted Stock Unit Awards may be granted under the Plan from time to time in substitution for restricted equity units or restricted equity held by employees of unrelated employers who become employees of the Company or any Subsidiary as a result of a merger or consolidation of the employer with the Company or such Subsidiary, or the acquisition by the Company or a Subsidiary of all or a portion of the assets of the employer, or the acquisition by the Company or a Subsidiary of the equity of such employer with the result that such employer becomes a Subsidiary.

XI. PERFORMANCE AWARDS

(a) *Performance Period.* The Committee shall establish, with respect to and at the time of each Performance Award, a performance period over which the performance applicable to the Performance Award of the Holder shall be measured.

(b) *Performance Awards.* Each Performance Award may have a maximum value established by the Committee at the time of such Award.

(c) *Performance Measures.* A Performance Award granted under the Plan shall be awarded contingent upon the achievement of one or more performance measures; provided, however, that a Performance Award that is denominated in Common Stock shall, except as permitted by Paragraph (d) of Article V, have a Restriction Period or period of time required to satisfy any performance objectives or other events applicable to such Award that is not less than the Minimum Criteria. (A Performance Award denominated in Common Stock that provides for the lapse of restrictions applicable to such Award in equal annual installments over a period of at least three years from the date of grant shall be deemed to meet the Minimum Criteria. Subject to the foregoing and the 5% limit stipulated in Paragraph (d) of Article V, each Performance Award denominated in Common Stock may have a different Restriction Period, in the discretion of the Committee.) The performance criteria for such Awards may include the following criteria, without limitation: earnings, cash flow, cash value added performance, stockholder return and/or value, revenues, operating profits (including EBITDA), net profits, earnings per share, stock price, cost reduction goals, debt to capital ratio, financial return ratios, profit return and margins, market share, working capital, return on capital, days billed accounts receivable outstanding, days unbilled accounts receivable outstanding, job income sold, net overhead expense, forecast accuracy, safety, and customer satisfaction. The Committee may select one criterion or multiple criteria for measuring performance. Performance criteria may be measured on Company, Subsidiary, business unit, business group, or corporate department performance, or on any combination thereof. Further, the performance criteria may be based on comparative performance with other companies or other external measures of the selected performance criteria.

(d) *Payment.* Following the end of the performance period, the Holder of a "performance" Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the "performance" Award, if any, based on the achievement of the performance measures for such performance period, as determined by the Committee in its sole discretion. Payment of a Performance Award (i) may be made in cash, Common Stock or a combination thereof, as determined by the Committee in its sole discretion, (ii) shall be made in a lump sum or in installments as prescribed by the Committee, and (iii) to the extent such Award is denominated in shares of Company Stock and is to be paid in cash, shall be based on the Fair Market Value of the Common Stock on the payment date or such other date as may be specified by the Committee in the Award Document.

(e) *Termination of Service.* The Award Document shall provide the effect of termination of service during the performance period on a Holder's Performance Award.

XII. STOCK VALUE EQUIVALENT AWARDS

(a) *Stock Value Equivalent Awards.* Stock Value Equivalent Awards are rights to receive an amount equal to or based in whole or in part upon (i) the Fair Market Value of shares of Common Stock or (ii) any appreciation in the Fair Market Value of Common Stock over a specified period of time, which rights vest over a Restriction Period as established by the Committee, or upon the satisfaction of any performance objectives or other events applicable to such Award as provided by the Committee; provided, however, that, except as permitted by Paragraph (d) of Article V, such Restriction Period or period of time required to satisfy any performance objectives or other events applicable to such Award shall not be less than the Minimum Criteria. An Award which provides for the lapse of restrictions applicable to such Award in equal annual installments over a period of at least three years from the date of grant shall be deemed to meet the Minimum Criteria. Subject to the foregoing and the 5% limit stipulated in Paragraph (d) of Article V, each Stock Value Equivalent Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Stock Value Equivalent Award shall not be changed except as permitted by Paragraphs (e) and (f) of Article XIII. A Stock Value Equivalent Award may, but is not required to, have a maximum value established by the Committee at the time of such Award.

(b) *Award Period.* The Committee shall establish, subject to the limitations of Paragraph (a) of this Article, with respect to and at the time of each Stock Value Equivalent Award, a period over which the Award shall vest with respect to the Holder and the performance and/or other measures applicable to such Award, if any.

(c) *Payment.* Following the end of the determined period for a Stock Value Equivalent Award, the Holder of a Stock Value Equivalent Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the Stock Value Equivalent Award, if any, based on the then vested value of the Award. Payment of a Stock Value Equivalent Award (i) shall be made in cash, (ii) shall be made in a lump sum or in installments as prescribed by the Committee, and (iii) shall be based (to the extent applicable) on the Fair Market Value of the Common Stock on the payment date or such other date as may be specified by the Committee in the Award Document. Cash dividend equivalents may be paid during, or may be accumulated and paid at the end of, the determined period with respect to a Stock Value Equivalent Award, as determined by the Committee.

(d) *Termination of Service.* The Committee shall determine the effect of termination of service during the applicable vesting period on a Holder's Stock Value Equivalent Award.

XIII. RECAPITALIZATION OR REORGANIZATION

(a) Except as hereinafter otherwise provided, in the event of any recapitalization, reorganization, merger, consolidation, combination, exchange, stock dividend, stock split, extraordinary dividend or divestiture (including a spin-off) or any other change in the corporate structure or shares of Common Stock occurring after the date of the grant of an Award, the Committee shall make such adjustment as to the number and price of shares of Common Stock or other consideration subject to such Awards as the Committee, in its discretion, shall deem appropriate in order to prevent dilution or enlargement of rights of the Holders with respect to such Awards.

(b) The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities having any priority or preference with respect to or affecting Common Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

(c) The shares with respect to which Awards may be granted are shares of Common Stock as presently constituted, but, if, and whenever, prior to the expiration of a share-denominated Award, the Company shall effect a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock without receipt of consideration by the Company, the number of shares of Common Stock with respect to which such Award relates or may thereafter be exercised (i) in the event of an increase in the number of outstanding shares shall be proportionately increased, and, as applicable, the purchase price per share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares shall be proportionately reduced, and, as applicable, the purchase price per share shall be proportionately increased.

(d) If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise or payment in settlement of an Award theretofore granted, the Holder shall be entitled to purchase or receive, as applicable, under such Award, in lieu of the number of shares of Common Stock as to which such Award relates, the number and class of shares of stock and securities and the cash and other property to which the Holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Holder had been the holder of record of the number of shares of Common Stock then covered by such Award (or, if a cash payment would otherwise be payable, an amount determined by reference to the value attributable thereto).

(e) In the event of a Corporate Change, unless an Award Document, a severance and change in control agreement, or the Committee otherwise provides, if within two years after the Corporate Change Effective Date a Holder is Involuntarily Terminated (or terminates with Good Reason) from employment with the Company or a Subsidiary (or a Non-employee Director's membership on the Board is terminated (and does not become a member of the board of directors of the successor corporation or a parent of the successor corporation)), then (i) all outstanding Awards held by such individual shall become immediately vested and, if applicable, fully exercisable, (ii) any Restriction Periods on such Awards shall immediately lapse, and (iii) all performance measures upon which any such outstanding Award is contingent shall be deemed achieved at the maximum level and the Holder shall receive a payment equal to the maximum amount of the Award he or she would have been otherwise entitled to receive, prorated to the date of termination of employment with the Company or a Subsidiary (or of membership on the Board).

(f) On, immediately prior to or following any Corporate Change, the Committee may, in its sole discretion, require the mandatory surrender to the Company by all or selected Holders of some or all of their outstanding Awards, in which event the Committee shall thereupon cancel such Awards and cause the Company to pay to each such Holder an amount of cash equal to the excess, if any, of the Change of Control Value of the shares subject to such Award, less the exercise price(s) (if any) of such Awards and, with respect to those Awards not denominated in shares, cash equal to the value of such Award.

(g) Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to Awards theretofore granted, the purchase price per share of Common Stock subject to Options or the calculation of the Spread with respect to Stock Appreciation Rights.

XIV. AMENDMENT OR TERMINATION OF THE PLAN; REPRICINGS PROHIBITED

The Board, in its discretion, may terminate the Plan at any time or may amend the Plan or any part thereof from time to time; provided that no amendment in the terms of the Plan may be made that would materially impair the rights of the Holder with respect to any Award theretofore granted without the consent of the Holder, and provided, further, that the Board may not, without the approval of the stockholders of the Company, amend the Plan to effect a "material revision" of the Plan, where a "material revision" includes, but is not limited to, a revision that: (a) materially increases the benefits accruing to a Holder under the Plan, (b) materially increases the aggregate number of securities that may be issued under the Plan, (c) materially modifies the requirements as to eligibility for participation in the Plan, (d) changes the types of awards available under the Plan, (e) amends or deletes the provisions that prevent the Committee from amending the terms and conditions of an outstanding Option or Stock Appreciation Rights to alter the exercise price, or (f) makes any other amendment prohibited by the applicable rules of the New York Stock Exchange.

In addition, but without reducing the prohibitions in the provisions above, except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights without stockholder approval.

XV. OTHER

(a) *No Right To An Award.* Neither the adoption of the Plan nor any action of the Board or of the Committee shall be deemed to give an employee or a Non-employee Director any right to be granted an Award or any other rights hereunder except as may be evidenced by an Award Document duly executed on behalf of the Company, and then only to the extent of and on the terms and conditions expressly set forth therein. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to assure the payment of any Award.

(b) *No Employment Rights Conferred.* Nothing contained in the Plan or in any Award made hereunder shall:

(i) confer upon any employee any right to continuation of employment with the Company or any Subsidiary; or

(ii) interfere in any way with the right of the Company or any Subsidiary to terminate any employee's employment at any time.

(c) *No Rights to Serve as a Director Conferred.* Nothing contained in the Plan or in any Award made hereunder shall confer upon any Director any right to continue his or her position as a Director of the Company.

(d) *Other Laws; Tax Withholding.* The Company shall not be obligated to issue any Common Stock pursuant to any Award granted under the Plan at any time when the offering or delivery of the shares covered by or pursuant to such Award has not been registered under the Securities Act of 1933, such other state and federal laws, rules or regulations, and non-U.S. laws, rules, or regulations as the Company or the Committee deems applicable and, in the opinion of legal counsel for the Company, there is no exemption from the registration requirements of such laws, rules or regulations available for the issuance and sale of such shares. No fractional shares of Common Stock shall be delivered, nor shall any cash in lieu of fractional shares be paid. The Company shall have the right to deduct in connection with all Awards any taxes required by law to be withheld by it and to require any payments from the Holder necessary to enable the Company to satisfy its tax withholding obligations. In its discretion, the Company may withhold (or "net") shares of Common Stock otherwise deliverable to the Holder to satisfy the Company's tax withholding obligations. The Committee, in its discretion, may also provide in an Award Document that the Holder of an Award can direct the Company to withhold (or "net") shares of Common Stock (valued at their Fair Market Value on the date of the withholding of such shares) from the shares under the Award otherwise deliverable to the Holder in satisfaction of the Company's tax withholding obligations with respect to the vesting or payment of such Award, subject to such restrictions as the Committee deems appropriate.

(e) *No Restriction on Corporate Action.* Nothing contained in the Plan shall be construed to prevent the Company or any Subsidiary from taking any corporate action which is deemed by the Company or such Subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Holder, beneficiary or other person shall have any claim against the Company or any Subsidiary as a result of any such action.

(f) *Restrictions on Transfer.* Except as otherwise provided herein, an Award shall not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated by a Holder other than by will or the laws of descent and distribution or pursuant to a "qualified domestic relations order" as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, and shall be exercisable during the lifetime of the Holder only by such Holder, the Holder's guardian or legal representative, a transferee under a qualified domestic relations order or a transferee as described below. The Committee may prescribe and include in the respective Award Documents hereunder other restrictions on transfer. Any attempted assignment or transfer in violation of this section shall be null and void. Upon a Holder's death, the Holder's personal representative or other person entitled to succeed to the rights of the Holder (the "Successor Holder") may exercise such rights as are provided under the applicable Award Document. A Successor Holder must furnish proof satisfactory to the Company of his or her rights to exercise the Award under the Holder's will or under the applicable laws of descent and distribution. Notwithstanding the foregoing, the Committee shall have the authority, in its discretion, to grant (or to sanction by way of amendment to an existing grant) Awards (other than Incentive Stock Options) which may be transferred by the Holder for no consideration to or for the benefit of the Holder's Immediate Family, to a trust solely for the benefit of the Holder and his Immediate Family, or to a partnership or limited liability company in which the Holder and members of his Immediate Family have at least 99% of the equity, profit and loss interest, in which case the Award Document shall so state. A transfer of an Award pursuant to this Paragraph (f) shall be subject to such rules and procedures as the Committee may establish. In the event an Award is transferred as contemplated in this Paragraph (f), such Award may not be subsequently transferred by the transferee except by will or the laws of descent and distribution, and such Award shall continue to be governed by and subject to the terms and limitations of the Plan and the relevant written instrument for the Award and the transferee shall be entitled to the same rights as the Holder under Articles XIII and XIV hereof as if no transfer had taken place. No transfer shall be effective unless and until written notice of such transfer is provided to the Committee, in the form and manner prescribed by the Committee. The consequences of termination of employment shall continue to be applied with respect to the original Holder, following which the Awards shall be exercised by the transferee only to the extent and for the periods specified in the Plan and the related Award Document. The Option Agreement, Stock Appreciation Rights Agreement, Restricted Stock Award Agreement, Restricted Stock Unit Award Agreement or other Award Document shall specify the effect of the death of the Holder on the Award.

(g) *Dodd-Frank Act Compliance.* Notwithstanding anything in the Plan or any Award Document to the contrary, if the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Act") (or any similar federal or state law) requires the Company to recoup any "erroneously awarded incentive compensation" that it has delivered or paid to a Holder pursuant to an Award, as a condition to the receipt of that Award, the Holder or former Holder, as the case may be, hereby agrees to promptly repay to the Company such amount as required by the Act upon the Company's written request therefor, even if the former Holder has terminated employment with the Company and its Subsidiaries. The Company may take such actions as it deems necessary or appropriate to comply with the Act. This provision shall be deemed incorporated by reference into and made a part of each Award Document and shall survive any termination of such Award.

(h) *Governing Law.* This Plan shall be construed in accordance with the laws of the State of Texas, except to the extent that it implicates matters which are the subject of the General Corporation Law of the State of Delaware which matters shall be governed by the latter law.

(i) *Foreign Awardees.* The Committee may, without amending the Plan, grant Awards to eligible persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with the provisions of laws and regulations in other countries or jurisdictions in which the Company or its Subsidiaries operate.

(j) *Compliance with Section 409A.* Notwithstanding anything in this Plan to the contrary, if any provision of the Plan or any Award Document would result in the imposition of the additional tax under Section 409A of the Code ("Section 409A"), that Plan or Award provision may be reformed, to the extent permitted by Section 409A, to avoid imposition of the additional tax and no action taken by the Company to have the Award comply with Section 409A shall be deemed to materially adversely affect the Holder's rights with respect to the Award. Further, if any payment or benefit provided for under an Award would be subject to additional taxes and interest under Section 409A if the Holder's receipt of such payment or benefit is not delayed in accordance with the requirements of Section 409A(a)(2)(B)(i) of the Code, then such payment or benefit shall not be provided to the Holder (or the Holder's estate, if applicable) until the earlier of (i) the date of the Holder's death or (ii) the date that is six months after the date of the Holder's separation from service with the Company.

















ZERO 24/7
HARM
COURAGE TO CARE